     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1995

                                                 REGISTRATION STATEMENT 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             COMMNET CELLULAR INC.
             (Exact name of registrant as specified in its charter)

                COLORADO                                84-0924904
    (State or other jurisdiction of        (I.R.S. Employer Identification No.)
             incorporation)

                         5990 GREENWOOD PLAZA BOULEVARD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 694-3234
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              AMY M. SHAPIRO, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                             COMMNET CELLULAR INC.
                         5990 GREENWOOD PLAZA BOULEVARD
                           ENGLEWOOD, COLORADO 80111
                                 (303) 694-3234
 (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)
                            ------------------------

                                   COPIES TO:

       John D. Watson, Jr., Esq.                   Mark C. Smith, Esq.
            Latham & Watkins               Skadden, Arps, Slate, Meagher & Flom
     1001 Pennsylvania Avenue, N.W.                  919 Third Avenue
      Washington, D.C. 20004-2505                New York, New York 10022
             (202) 637-2200                           (212) 735-3000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                      AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
      TITLE OF SECURITIES TO BE REGISTERED             REGISTERED         PER NOTE (1)           PRICE          REGISTRATION FEE
  % Subordinated Notes due 2005..................     $80,000,000             100%            $80,000,000          $27,586.20

(1)  Estimated solely for the purpose of calculating the registration fee.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 20, 1995

P_R_O_S_P_E_C_T_U_S
                                  $80,000,000

                                      LOGO

                           % SUBORDINATED NOTES DUE 2005
                                 --------------

    Interest on the     % Subordinated Notes due  2005 (the "Notes") is  payable
semi-annually  on                  and                  of each year, commencing
           , 1996. In the event the Conversion Condition (as defined) is satisfied, from and after the Convertible Redemption Date (as defined), the interest rate on the Notes will decrease .25% to a rate of % per annum. The
Notes  will mature on             , 2005 and will be redeemable at the option of
CommNet Cellular Inc. (the "Company"),  in whole or in part,  at any time on  or
after             , 2000 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control (as defined), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

    The Notes will be unsecured subordinated obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. As of March 31, 1995, on a pro forma basis, after giving effect to the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom as described herein, the aggregate outstanding principal amount of Senior Indebtedness of the Company would have been approximately $185.0 million (assuming all of the Company's outstanding 6 3/4% Convertible Subordinated Debentures (as defined) are redeemed by the Company) and $156.4 million (assuming all of the Company's outstanding 6 3/4% Convertible Subordinated Debentures are converted by the holders thereof into shares of the Company's Common Stock). See "Description of the Notes."

    SEE "RISK FACTORS" ON PAGES 12-15 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
                              -------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
 AND  EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR   HAS
  THE   SECURITIES   AND   EXCHANGE  COMMISSION   OR   ANY   STATE  SECURITIES
   COMMISSION   PASSED   UPON    THE   ACCURACY   OR    ADEQUACY   OF    THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                        PRICE TO         UNDERWRITING        PROCEEDS TO
                                       PUBLIC (1)       COMMISSION (2)     COMPANY (1)(3)
Per Note..........................          %                  %                  %
Total.............................          $                  $                  $

(1)  Plus accrued interest, if any, from            , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3)  Before deducting expenses payable by the Company estimated at $       .

                              -------------------

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about
           , 1995.
                              -------------------

MERRILL LYNCH & CO.                                            SMITH BARNEY INC.
                                  ------------

                The date of this Prospectus is            , 1995

                               [MAP SEE ANNEX A]

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents which have been filed by the Company with the Securities and Exchange Commission (the "Commission") are hereby incorporated by reference in this Prospectus:

    (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, as amended by Form 10-K/A No. 1 dated January 11, 1995, Form 10-K/A No. 2 dated May 25, 1995 and Form 10-K/A No. 3 dated June 16, 1995;

    (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994, as amended by Form 10-Q/A No. 1 dated May 25, 1995; and

    (3) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, as amended by Form 10-Q/A No. 1 dated June 16, 1995.

    In addition, all  documents subsequently  filed by the  Company pursuant  to
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as the "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed Incorporated Document or in an accompanying prospectus supplement modifies or supersedes such statement.

    The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy (without exhibits unless such exhibits are specifically incorporated by reference) of any or all of the Incorporated Documents. Written requests for such copies should be directed to the Secretary, CommNet Cellular Inc., 5990 Greenwood Plaza Boulevard, Englewood, Colorado 80111. Telephone requests may be directed to (303) 694-3234.

                              CERTAIN DEFINITIONS

    As used herein, "pops" means the estimated total 1993 population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA") as initially licensed by the Federal Communications Commission ("FCC"), based upon Strategic Marketing, Inc. 1993 population estimates. "Net Company pops" means an MSA's or RSA's pops multiplied by the Company's net ownership interest in the entity licensed by the FCC to operate a cellular telephone system in that MSA or RSA. An MSA or RSA is referred to herein as a "market," and a market served by a cellular telephone system that is managed, directly or indirectly, by the Company is referred to herein as a "managed market." The radio signal from the Company's managed systems currently covers approximately 88% of the total pops within the managed markets, and the Company intends to increase signal coverage to approximately 96% by September 30, 1995 (pops covered by the Company's radio signal being referred to herein as "covered pops"). The Company does not thereafter intend to significantly expand radio signal coverage within its managed markets, and, accordingly, the number of covered pops will be marginally lower than the number of total pops on a going-forward basis. The number of pops does not represent the current number of users of cellular services and is not necessarily indicative of the number of users of cellular services in the future. Those corporations and partnerships through which the Company holds ownership interests in cellular licensees and those cellular licensees in which the Company holds a direct ownership interest are referred to herein as "affiliates." Any reference herein to an "affiliate" does not necessarily imply that the Company exercises, or has the power to exercise, control over the management and policies of such entity.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. REFERENCES IN THIS PROSPECTUS TO FISCAL YEARS ARE TO THE COMPANY'S FISCAL YEARS ENDED SEPTEMBER 30 OF EACH YEAR (FOR EXAMPLE, REFERENCES TO "FISCAL YEAR 1994" ARE TO THE COMPANY'S FISCAL YEAR ENDED SEPTEMBER 30, 1994). UNLESS THE CONTEXT INDICATES OTHERWISE, THE "COMPANY" MEANS COMMNET CELLULAR INC. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    The Company operates, manages and finances cellular telephone systems, primarily in rural markets in the mountain and plains regions of the United States. The Company's cellular interests currently represent approximately 3,356,000 net Company pops in 93 markets located in 15 states. These markets consist of 83 RSA markets having a total of 6,152,000 pops and 10 MSA markets having a total of 1,274,000 pops, of which the Company's interests represent 2,734,000 and 622,000 net Company pops, respectively. Systems in which the Company holds an interest constitute the largest geographic collection of contiguous cellular markets in the United States.

    The Company was formed to acquire cellular interests through participation in the licensing process conducted by the FCC. In order to participate in that process, the Company formed affiliates which originally were owned at least 51% by one or more independent telephone companies and no more than 49% by the Company. See "Business -- Federal Regulation." In exchange for the Company's 49% interest, the Company agreed to provide financing to affiliates for their ongoing capital needs, as well as certain management services. The Company subsequently has purchased additional interests in many of such affiliates, as well as in additional cellular properties. The Company currently manages 55 of the 93 markets in which it holds an interest and owns a greater than 50% interest in 45 of its 55 managed markets. The Company currently finances entities holding interests representing approximately 4,459,000 pops, of which 3,356,000 are included in net Company pops and 1,103,000 are attributable to parties other than the Company.

    Since completion of the licensing process, the Company has concentrated on creating an integrated network of contiguous cellular systems comprised of markets which are managed by the Company (the "network"). The network currently consists of 55 markets (48 RSA and 7 MSA markets) spanning eight states and represents approximately 3,905,000 pops and 2,915,000 net Company pops. As of March 31, 1995, the RSA and MSA managed markets had 87,377 and 36,680 subscribers, respectively. The Company has been significantly expanding radio signal coverage, with the construction of 50 cell sites already complete in fiscal year 1995 and 57 additional cell sites expected to be completed by the end of the fiscal year. The Company expects that by September 30, 1995, radio signal coverage will reach 96% of the population within the managed markets and will reach 98% during fiscal year 1996. No significant expansion of radio signal coverage within the 55 managed markets is contemplated thereafter.

    The Company's integrated network of contiguous cellular systems benefits from certain technical, operational and marketing efficiencies which have enabled the Company to produce operating results that compare favorably with other cellular operators. For example, for the calendar year 1994, the Company's average monthly revenue per subscriber in managed markets was approximately $68, compared to an industry average of $64. During the same period, the Company's acquisition cost per net added subscriber was $520, compared to $625 for the industry as a whole. In addition, during this same period the Company achieved a penetration rate (I.E., the number of subscribers expressed as a percentage of the total covered pops) of 3.5%, notwithstanding the fact that a substantial majority of the markets within the network have been operational for less than five years and are not as mature as more established markets, particularly large MSA markets with longer operating histories. Finally, the Company has achieved annual subscriber growth of over 60% in each of the last two fiscal years and has recorded positive EBITDA for the last eight quarters. "EBITDA" represents, for any relevant period, the sum of operating income (loss), depreciation or write-downs of property, plant and equipment and amortization of intangible assets included in operating income (loss). EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. See "Summary Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

    The Company believes that certain demographic characteristics of the rural marketplace should further facilitate commercial exploitation of the network. As compared to urban residents, rural residents travel greater distances by personal vehicle and have access to fewer public telephones along drive routes. The Company believes that these factors will sustain demand for mobile telecommunication service in the rural marketplace. These same factors produce "roaming" revenues that are higher as a percentage of total revenues than would likely be the case in more densely populated urban areas ("roaming" is an industry term for calls made by cellular customers when traveling in another carrier's cellular system). Roaming revenues result in higher margins because roaming calls are priced at higher rates than local calls without generating associated sales commission costs. During the 12 months ended March 31, 1995, roaming revenues constituted 30% of the Company's total managed markets service revenues, compared to 13% of industry service revenues generally for calendar year 1994.

                                    STRATEGY

    The Company's primary objective is to grow revenue and cash flow through increased market penetration and subscriber usage and expansion of the network. The Company intends to accomplish this objective by leveraging existing network advantages and brand name recognition, through acquisitions and dispositions of cellular properties and through product line extensions.

    NETWORK ADVANTAGES. The Company seeks to leverage the substantial competitive and cost advantages created by the network. For example, the network uses only 12 switching facilities that provide sufficient capacity to serve all 55 of the Company's managed markets. Cost savings are realized as the Company uses one network-wide operations center, centralizes services such as interconnection, billing, roamer verification, maintenance and support and has access to volume discount purchasing of cellular system equipment. The network also affords the Company certain technical advantages in the provision of enhanced services such as call delivery and call forwarding. With respect to the competing cellular carrier in any given managed market, the network also gives the Company important marketing advantages by permitting the Company to offer service over expanded geographic territories at favorable rates and to offer enhanced call delivery service. In addition, the Company has entered into agreements with other cellular carriers that permit the Company to offer its subscribers preferred rates and enhanced services when travelling outside the network. See "Business -- The Company's Operations -- Network Construction and Operations."

    MARKETING.    The Company's  marketing strategy  is  to market  its cellular service on a network-wide basis under the CommNet Cellular name. The use of a single name over a broad geographic territory has created strong brand-name recognition and allowed the Company to achieve advertising efficiencies. Historically, the Company has relied to a significant extent on direct sales representatives and on independent sales agents. The Company is currently emphasizing development of a new channel of distribution represented by 17
Company-owned  retail  stores  located  within   the  network,  which  will   be
supplemented by 11 additional Company-owned retail stores scheduled to open by the end of fiscal year 1995. The retail distribution channel is also being expanded by the addition of 19 Wal-Mart-Registered Trademark- kiosks staffed by Company employees. The Company believes that development of retail distribution channels owned or staffed by the Company will increase customer additions, enhance customer service and generate cost efficiencies in the acquisition of new subscribers. The Company also maintains 46 direct sales representatives and 596 independent sales agents or outlets, including 52 Radio Shack and eight
- -C-Sears stores which have exclusive distribution agreements with the Company. See "Business -- The Company's Operations -- Marketing."

    ACQUISITIONS AND DISPOSITIONS. The Company continually evaluates acquisitions of cellular properties that are geographically and operationally compatible with the network. In evaluating acquisition targets, the Company considers, among other things, demographic factors, including population size and density, traffic patterns, cell site coverage, required capital expenditures and the likely ability of the Company to integrate the target market into the network. In pursuing such acquisitions, the Company may exchange interests in nonmanaged markets for interests in existing or new markets that serve to expand the network. The Company also from time to time may sell nonmanaged assets to raise capital for network expansion. For example, the Company has entered into an agreement to sell an indirect interest in ten Nebraska RSA markets not managed by the Company for approximately $24.3 million in cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions and Sales."

    ADDITIONAL CELLULAR APPLICATIONS; PAGING. Demand for "traditional" cellular service within the network is not expected to use all available system capacity. As a result, the Company is actively exploring the use of the network to transmit data in innovative and cost-effective ways that can be tailored for use by a variety of industrial and agricultural customers. The Company expects that this additional capacity may be adapted (at a nominal marginal cost) for data transmission, monitoring, control and other cellular uses that are well suited for agriculture, energy and other industries that have widespread operations within the Company's rural marketplace.

    The Company also believes that certain attributes of the Company's operating infrastructure, including existing towers, established distribution channels and other administrative resources can be utilized to offer one-way paging service throughout the managed markets on a cost-efficient basis. The Company intends to commence offering such paging services in fiscal year 1996, subject to the receipt of sufficient FCC paging licenses to offer economically feasible paging services. See "Business -- The Company's Operations -- Services and Products."

    The Company maintains its registered office and executive offices at 5990 Greenwood Plaza Boulevard, Englewood, Colorado 80111. The Company's telephone number is (303) 694-3234.

                                  THE OFFERING

Notes Offered.....................  $80,000,000  principal amount of    % Subordinated Notes
                                    due 2005.

Maturity Date.....................  , 2005.

Interest Rate.....................  The Notes will  bear interest  at a  rate of      %  per
                                    annum;   provided  that  in  the  event  the  Conversion
                                    Condition (as described  below) is  satisfied, from  and
                                    after the Convertible Redemption Date, the interest rate
                                    on  the Notes will decrease  .25% to a rate of     % per
                                    annum. See  "Description  of  the  Notes  --  Principal,
                                    Maturity and Interest."

Conversion Condition..............  The  Company intends  to redeem  its 6  3/4% Convertible
                                    Subordinated  Debentures   due   2009   (the   "6   3/4%
                                    Convertible   Subordinated  Debentures")  with  the  net
                                    proceeds from the  sale of the  Notes (the  "Offering").
                                    Holders   of   the  6   3/4%   Convertible  Subordinated
                                    Debentures have the right, exercisable at any time on or
                                    prior  to  the  Convertible  Redemption  Date  for  such
                                    debentures (approximately 20 days after the consummation
                                    of  the Offering)  to convert  such debentures  into the
                                    Company's Common Stock at a conversion price of  $27.625
                                    per share of Common Stock. The Conversion Condition will
                                    be satisfied if a majority in aggregate principal amount
                                    of  the  outstanding  6  3/4%  Convertible  Subordinated
                                    Debentures is  converted by  the holders  thereof on  or
                                    prior  to the Convertible Redemption Date into shares of
                                    the Company's  Common  Stock. The  last  reported  sales
                                    price  of  the Company's  Common  Stock on  the National
                                    Association of  Securities Dealers  Automated  Quotation
                                    System  (the "Nasdaq") National Market  on June 19, 1995
                                    was $28 3/4. At  the close of business  on such date,  a
                                    total of $74,747,000 in

                                    principal  amount of the 6 3/4% Convertible Subordinated
                                    Debentures was  outstanding.  See  "Description  of  the
                                    Notes -- Principal, Maturity and Interest."

Interest Payment Dates............  and         of each year, commencing         , 1996.

Optional Redemption...............  The  Notes are redeemable at  the option of the Company,
                                    in whole or in part, at any time on or  after          ,
                                    2000  at the  redemption prices  set forth  herein, plus
                                    accrued and  unpaid interest,  if any,  to the  date  of
                                    redemption.  See "Description of the Notes -- Redemption
                                    at the Company's Option."

Change of Control.................  Upon the occurrence of a Change of Control, each  holder of  Notes may require the Company to repurchase all or a
                                    portion of such  holder's Notes at  a purchase price  in
                                    cash  equal  to 101%  of  the principal  amount thereof,
                                    together with accrued  and unpaid interest,  if any,  to
                                    the date of repurchase. See "Description of the Notes --
                                    Certain Covenants."

Ranking...........................  The  Notes will be unsecured subordinated obligations of the Company  and  will  rank  subordinate  in  right  of
                                    payment  to all existing and future Senior Indebtedness,
                                    including (i) the  credit agreements (collectively,  the
                                    "Credit  Agreements")  between Cellular,  Inc. Financial
                                    Corporation   ("CIFC"),   the   Company's   wholly-owned
                                    financing  subsidiary, and CoBank,  ACB ("CoBank"), (ii)
                                    the Company's 11 3/4% Senior Subordinated Discount Notes
                                    due 2003  (the  "11 3/4%  Senior  Subordinated  Discount
                                    Notes")  and (iii) all other Indebtedness of the Company
                                    whether outstanding  on the  date  of the  Indenture  or
                                    thereafter  created,  incurred or  assumed,  unless such
                                    Indebtedness provides that it  is not superior in  right
                                    of  payment to the Notes. As of March 31, 1995, on a pro
                                    forma basis after giving effect to the Offering and  the
                                    application  of the estimated  net proceeds therefrom as
                                    described  in   "Use   of   Proceeds,"   the   aggregate
                                    outstanding  principal amount of  Senior Indebtedness of
                                    the Company would  have been approximately  $185,000,000
                                    (assuming  all  of  the outstanding  6  3/4% Convertible
                                    Subordinated Debentures are redeemed by the Company) and
                                    $156,387,000 (assuming  all of  the outstanding  6  3/4%
                                    Convertible Subordinated Debentures are converted by the
                                    holders  thereof).  See  "Description  of  the  Notes --
                                    Subordination."

Covenants.........................  The Indenture will contain certain covenants, including, but not  limited  to,  covenants  with  respect  to  the
                                    following  matters:  (i)  limitation  on  incurrence  of
                                    additional  indebtedness   by   the  Company   and   its
                                    subsidiaries,  (ii)  limitation on  restricted payments,
                                    (iii) limitation on  transactions with affiliates,  (iv)
                                    limitation  on dividend  and other  payment restrictions
                                    affecting subsidiaries, (v) prohibition on incurrence of
                                    subsidiary indebtedness  and the  issuance and  sale  of
                                    preferred  stock by subsidiaries,  and (vi) restrictions
                                    on mergers, consolidations  and the transfer  of all  or
                                    substantially  all  of the  assets  of the  Company. See
                                    "Description of the Notes -- Certain Covenants."

Use of Proceeds...................  The net proceeds  to the Company  from the Offering  are estimated  to be approximately  $77,000,000. The Company
                                    intends to  use approximately  $76,765,000 of  such  net
                                    proceeds  to  redeem  all  of  the  outstanding  6  3/4%
                                    Convertible  Subordinated  Debentures  at  a  redemption
                                    price  of 102.7% of the principal amount thereof and the
                                    remainder, if any,  of such proceeds  to reduce  amounts
                                    outstanding  under the Credit  Agreements. To the extent
                                    the holders  of  the  6  3/4%  Convertible  Subordinated
                                    Debentures   exercise  their   right  to   convert  such
                                    debentures into shares  of the  Company's Common  Stock,
                                    the Company will repay up to $28,613,000 of indebtedness
                                    under   the   Credit   Agreements   shortly   after  the
                                    consummation of the Offering. The Company intends to use
                                    the balance  of  such  proceeds  for  general  corporate
                                    purposes  which  may  include  additional  reductions in
                                    indebtedness  under  the   Credit  Agreements,   capital
                                    expenditures or acquisitions. See "Use of Proceeds."

Risk Factors......................  See  "Risk Factors" on  pages 12-15 for  a discussion of certain factors that should be considered in  connection
                                    with an investment in the Notes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial data of the Company for the years ended September 30, 1992, 1993 and 1994 are derived from the consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors. The following summary consolidated financial data of the Company at March 31, 1995 and for the six months ended March 31, 1994 and 1995 are derived from unaudited consolidated financial statements of the Company, which, in the opinion of the Company, reflect all adjustments necessary for a fair presentation of the results for the unaudited periods. The "Adjusted" March 31, 1995 balance sheet data give effect to the Offering and the assumed use of proceeds thereof, assuming (i) all of the outstanding 6 3/4% Convertible Subordinated Debentures are redeemed and (ii) all of the outstanding 6 3/4% Convertible Subordinated Debentures are converted by the holders thereof into the Company's Common Stock. See "Use of Proceeds." Operating results for the six months ended March 31, 1995 are not necessarily indicative of the results that may be achieved for the fiscal year ending September 30, 1995. The data should be read in conjunction with the consolidated financial statements and other financial information included or incorporated by reference in this Prospectus.

                                                                                                      SIX MONTHS ENDED MARCH 31,
                                                               YEAR ENDED SEPTEMBER 30,
                                                     --------------------------------------------    ----------------------------
                                                         1992            1993            1994            1994            1995
                                                     ------------    ------------    ------------    ------------    ------------
STATEMENT OF OPERATIONS DATA (1):
  Revenues........................................   $ 14,906,349    $ 33,689,311    $ 61,360,051    $ 26,455,523    $ 38,339,762
  Depreciation and amortization, including
   write-downs....................................     14,114,817      19,950,508      15,767,111       7,357,198       8,029,368
  Operating loss..................................    (18,344,157)    (15,430,533)     (5,669,335)     (5,109,983)     (3,413,858)
  Equity in net loss of affiliates................     (8,851,753)     (6,339,145)     (5,092,484)     (3,586,024)     (2,735,777)
  Minority interest in net income of consolidated
   affiliates.....................................        --              --             (543,607)        --             (261,004)
  Gains on sales of affiliates and other..........     14,339,063       7,821,424       3,811,943       2,459,004          67,247
  Interest expense................................    (14,800,908)    (16,427,796)    (21,338,505)     (9,860,292)    (11,886,742)
  Interest income (2).............................     10,616,024      10,701,511      12,080,836       6,813,532       5,955,762
  Extraordinary charge............................        --           (2,991,673)        --              --              --
  Net loss........................................    (17,041,731)    (22,666,212)    (16,751,152)     (9,283,763)    (12,274,372)

OTHER DATA:
  EBITDA (3)......................................   $ (4,229,340)   $  4,519,975    $ 10,097,776    $  2,247,215    $  4,615,510
  Capital expenditures (4)........................     10,006,787       8,607,732      40,933,127      12,475,110      20,663,454
  Cash interest expense (5).......................     14,800,908      15,581,591       9,205,350       3,996,380       5,249,182
  Adjusted cash interest expense (6)..............                                     12,759,927                       7,026,471
  Ratio of earnings to fixed charges (7)..........        --              --              --              --              --

                                                               AS OF MARCH 31, 1995
                                                    ------------------------------------------
                                                                   ADJUSTED FOR   ADJUSTED FOR
                                                       ACTUAL       REDEMPTION     CONVERSION
                                                    ------------   ------------   ------------
BALANCE SHEET DATA (1):
  Working capital.................................  $ 18,308,376   $ 18,543,207   $ 66,695,233
  Investment in and advances to affiliates........    57,063,587     57,063,587     57,063,587
  Net property and equipment......................    86,254,160     86,254,160     86,254,160
  Total assets....................................   290,880,354    292,502,217    340,654,243
  Long-term debt..................................   263,138,161    268,391,161    239,778,018
  Total stockholders' equity......................     7,824,562      4,193,425     80,958,594

- ------------------------------
(1) Markets in which the Company holds a greater than 50% net interest are reflected on a consolidated basis in the Company's consolidated financial statements. Markets in which the Company holds a net interest which is 50% or less but 20% or greater are accounted for under the equity method. Markets in which the Company holds a less than 20% interest are accounted for under the cost method. The following table sets forth the number of markets and relevant accounting methods at the end of each of the last three fiscal years and at March 31, 1994 and 1995.
                                            SEPTEMBER 30,       MARCH 31,
                                          ------------------   -----------
                                          1992   1993   1994   1994   1995
                                          ----   ----   ----   ----   ----
          Consolidated..................   28     36     42     40     44
          Equity........................   37     38     35     37     31
          Cost..........................   18      6     18      6     18
                                          ----   ----   ----   ----   ----
              Total.....................   83     80     95     83     93
                                          ----   ----   ----   ----   ----
                                          ----   ----   ----   ----   ----

(2)  Primarily represents accrued but unpaid interest on advances to affiliates.
     Also includes interest income on cash balances and short-term investments.

(3)  "EBITDA"  represents, for any relevant period,  the sum of operating income
     (loss), depreciation or write-downs of property, plant and equipment and amortization of intangible assets included in operating income (loss).
     Certain financial analysts consider EBITDA a meaningful measure of an entity's ability to meet long-term financial obligations, and growth in EBITDA a meaningful barometer of future profitability, especially in a capital-intensive industry such as cellular telecommunications. However, EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. See
     "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- General."

(4) Includes additions of property and equipment including those temporarily financed through accounts payable and through vendor long-term debt.

(5) Cash interest expense excludes capitalized interest and deferred financing fees.

(6) Adjusted to give effect to the Offering and the assumed use of proceeds thereof (assuming the 6 3/4% Convertible Subordinated Debentures are redeemed by the Company) as if such transactions occurred as of the beginning of the latest fiscal or interim period presented. If all of the 6 3/4% Convertible Subordinated Debentures are converted by the holders thereof, and the Company repays $28,613,000 of indebtedness under the Credit Agreements, adjusted cash interest expense for fiscal year 1994 and the six months ended March 31, 1995 would be $10,120,113 and $5,706,564, respectively. See "Use of Proceeds."

(7) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary item and accounting change, interest expense, taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio of earnings to fixed charges is not meaningful for periods that result in a deficit. For the years ended September 30, 1992, 1993 and 1994, the deficit of earnings to fixed charges was $17,041,731, $22,666,212 and $16,751,152, respectively. For the six months ended March
     31, 1994 and 1995, the deficit of earnings to fixed charges was $9,283,763 and $12,274,372, respectively.

                  SUMMARY SELECTED COMBINED AND PROPORTIONATE
                    OPERATING RESULTS OF CELLULAR LICENSEES

    The following table presents operating data for all cellular licensees in which the Company holds an interest. The "Combined," "Financed Proportionate" and "Company Proportionate" operating results, which are not included in the Company's consolidated financial statements, are provided to assist in understanding the results of the licensees in which the Company holds an interest. Generally accepted accounting principles ("GAAP") prescribe inclusion of revenues and expenses for consolidated interests (generally interests of more than 50%), but not for equity interests (generally interests of 20% to 50%) or cost interests (generally interests of less than 20%). Equity accounting results in the same net income as consolidation; however the net operating results are reflected on a single line below operating income. Operating activity related to interests accounted for under the cost method are not reflected at all in a GAAP operating statement. For a reconciliation from Company Proportionate to consolidated net loss, see "Selected Combined and Proportionate Operating Results of Cellular Licensees."

                                                                        YEAR ENDED SEPTEMBER 30,
                                       ------------------------------------------------------------------------------------------
                                                                      FINANCED PROPORTIONATE (2)      COMPANY PROPORTIONATE (3)
                                              COMBINED (1)
                                       ---------------------------   ----------------------------    ----------------------------
                                           1993           1994           1993            1994            1993            1994
                                       ------------   ------------   ------------    ------------    ------------    ------------
OPERATIONS DATA:
  Revenues...........................  $ 98,679,038   $128,478,339   $ 58,223,424    $ 83,187,599    $ 39,345,809    $ 59,201,047
  Depreciation and amortization......    15,647,017     20,330,211     10,557,582      15,343,319       6,213,146      11,489,961
  Operating income (loss)............    (3,059,665)     3,749,309     (5,752,345)        (96,880)     (3,121,304)          7,221
  Net loss...........................   (10,629,347)    (6,867,086)   (12,516,546)     (9,979,948)     (7,615,856)     (7,130,376)
  EBITDA.............................    12,587,352     24,079,520      4,805,237      15,246,439       3,091,842      11,497,182
  Capital expenditures...............    24,032,021     56,934,648     17,059,409      43,595,885      12,721,083      33,530,618

SUBSCRIBER DATA:
  Managed market subscribers.........        63,500         99,002         56,524          90,163          41,126          68,378
  Nonmanaged market subscribers......        49,786         78,984         14,695          22,845           7,579          11,198
                                       ------------   ------------   ------------    ------------    ------------    ------------
  Total subscribers..................       113,286        177,986         71,219         113,008          48,705          79,576
  Total markets......................            81             95             81              95              81              95

MANAGED MARKETS:
  Revenue per subscriber (monthly
   average)..........................  $         71   $         71   $         73    $         72    $         75    $         74
  Marketing cost per net new
   subscriber........................  $        553   $        546   $        512    $        565    $        511    $        534
  Ending penetration.................          2.48%          3.18%
  Covered pops.......................     2,559,584      3,114,628

                                                                     SIX MONTHS ENDED MARCH 31,
                                       ---------------------------------------------------------------------------------------
                                                                     FINANCED PROPORTIONATE (2)     COMPANY PROPORTIONATE (3)
                                              COMBINED (1)
                                       ---------------------------   ---------------------------   ---------------------------
                                           1994           1995           1994           1995           1994           1995
                                       ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS DATA:
  Revenues...........................  $ 59,558,872   $ 83,337,124   $ 36,270,337   $ 53,214,615   $ 25,331,313   $ 37,995,247
  Depreciation and amortization......     7,976,101     10,986,459      5,624,505      8,148,181      3,967,637      5,957,343
  Operating income (loss)............      (373,524)     2,332,021     (1,852,333)      (122,825)      (816,900)       (15,611)
  Net loss...........................    (5,040,373)    (4,229,421)    (6,175,834)    (6,273,194)    (3,924,083)    (4,493,343)
  EBITDA.............................     7,602,577     13,318,480      3,772,172      8,025,356      3,150,737      5,941,732
  Capital expenditures...............    18,783,090     38,407,300      9,452,442     23,455,056      6,160,835     16,620,316

SUBSCRIBER DATA:
  Managed market subscribers.........        78,496        124,057         70,909        114,834         53,040         87,518
  Nonmanaged market subscribers......        63,577        107,118         17,617         31,064          8,698         16,771
                                       ------------   ------------   ------------   ------------   ------------   ------------
  Total subscribers..................       142,073        231,175         88,526        145,898         61,738        104,289
  Total markets......................            83             93             83             93             83             93

MANAGED MARKETS:
  Revenue per subscriber (monthly
   average)..........................  $         68   $         63   $         69   $         63   $         71   $         65
  Marketing cost per net new
   subscriber........................  $        557   $        507   $        616   $        479   $        568   $        472
  Ending penetration.................          2.94%          3.67%
  Covered pops.......................     2,721,862      3,384,101

                                                        YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                         1992     1993     1994
                                                        ------   ------   ------
INDUSTRY OPERATING DATA (4):
  Revenue per subscriber (monthly average)............  $  74    $  73    $  64
  Marketing cost per net new subscriber...............  $ 700    $ 675    $ 625
  Ending penetration..................................   2.16%    3.10%    4.54%

- ------------------------------
(1)  Includes 100% of the operating activity of all licensees, regardless of the
     Company's  ownership   interest.   This  is   essentially   equivalent   to
     consolidating all licensees regardless of ownership percentage.

(2) Includes that percentage of a licensee's operating results which equals the Company's ownership interest as well as the ownership interest held by affiliates of the Company that are financed by CIFC.

(3) Includes only that percentage of a licensee's operating results which corresponds to the Company's ownership interest. This is essentially equivalent to a pro rata consolidation.

(4) Derived from Cellular Telephone Industry Association Data Survey and other industry market sources.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND OTHERWISE INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE NOTES OFFERED HEREBY.

HIGHLY LEVERAGED FINANCIAL POSITION; DEBT SERVICE REQUIREMENTS

    The Company is highly leveraged and has substantial debt service requirements. At March 31, 1995, the Company had outstanding long-term debt of $263,138,000, compared to stockholders' equity of $7,825,000. Interest expense was $21,339,000 for fiscal year 1994, $9,731,000 of which was payable on a cash basis and the balance of which constituted accretion on the Company's 11 3/4% Senior Subordinated Discount Notes. The Credit Agreements provide for the reborrowing of any loan repayments made to CoBank until the revolving commitments under the Credit Agreements terminate in December 1995. Upon such termination, amounts due under the Credit Agreements are converted into term loans requiring quarterly cash amortization payments through December 31, 2000. The Company is currently negotiating with CoBank to extend the termination date under the Credit Agreements until December 1996, and to reduce the principal amortization period from five to four years. There can be no assurance that the extension will be obtained. See "Management's Discussion and Analysis of
Financial  Condition  and  Results  of  Operations  --  Liquidity  and   Capital
Resources."

    The Company's ability to meet its debt service requirements will require significant and sustained growth in cash flow by the Company and its affiliates. Historically, the Company has been able to make required interest payments on its indebtedness from borrowings under bank loans and from equity and debt financings. The Company will require continued access to such financing sources until such time as the Company generates sufficient positive cash flow from operations to service its debt and, to the extent that the Company's leverage increases, the Company's access to such financing sources may be curtailed or made more expensive. There can be no assurance that the Company will experience the necessary growth in cash flow or will be able to access the financing sources described above.

OPERATING LOSSES AND NET LOSSES

    The Company has experienced operating losses and net losses from inception. The accumulated deficit was $107,239,016 and $113,075,709 at December 31, 1994 and March 31, 1995, respectively. The Company anticipates that losses will continue over the next several years. Operating losses in fiscal years 1992, 1993 and 1994 were $18,344,000, $15,431,000 and $5,669,000, respectively
(including depreciation, amortization and write-downs of switch assets related to an upgrade program of $14,115,000, $19,951,000 and $15,767,000, respectively), and net losses for the same periods were $17,042,000, $22,666,000 and $16,751,000, respectively. Operating losses for the six months ended March 31, 1995 were $3,414,000 (including depreciation and amortization of $8,029,000), and net losses for the same period were $12,274,000. There can be no assurance that future operations will be profitable or generate positive operating income.

HOLDING COMPANY STRUCTURE

    A substantial portion of the Company's assets and operations are investments in its subsidiaries and affiliates and, to that extent, the Company is effectively a holding company. The Company must rely on dividends, loan repayments and other intercompany cash flows from its subsidiaries and affiliates to generate the funds necessary to meet the Company's debt service obligations, including payment of principal and interest on the Notes. The Credit Agreements contain restrictions on the ability of any subsidiary or affiliate of the Company which has borrowed from CIFC to make distributions to the Company. The Company has guaranteed the obligations of CIFC to CoBank and has granted a first security interest in all of the assets of the Company as security for such guaranty. The assets of affiliates which borrow funds from CIFC are pledged to CIFC, which in turn assigns such pledges to CoBank. See "Description of Certain Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Claims of other creditors of the Company's subsidiaries and affiliates, including CoBank, tax authorities, trade creditors and creditors of those affiliates which have financing sources in addition to the Company, will generally have priority as to the assets of such subsidiaries and affiliates over the claims of the Company and the holders of certain indebtedness of the Company, including holders of the Notes.

SUBORDINATION

    The Notes will be unsecured and subordinated to the prior payment in full of all existing and future Senior Indebtedness, including the Credit Agreements and the 11 3/4% Senior Subordinated Discount Notes. As of March 31, 1995, on a pro forma basis, after giving effect to the Offering and the application of the net proceeds therefrom the aggregate outstanding principal amount of Senior Indebtedness would have been approximately $185,000,000 (assuming all of the outstanding 6 3/4% Convertible Subordinated Debentures are redeemed) and $156,387,000 (assuming all of the outstanding 6 3/4 Convertible Subordinated Debentures are converted by the holders thereof). In the event of a bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, the Company may not pay principal or premium, if any, or interest on the Notes if any Senior
Indebtedness is not paid when due or any other default on any Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms, unless in either case, such Senior Indebtedness has been paid in full or the default has been cured or waived and such acceleration shall have been rescinded. In addition, if any default occurs with respect to certain Senior Indebtedness and certain other conditions are satisfied, the Company may not make any payments on the Notes for a designated period of time. Finally, if any judicial proceeding shall be pending with respect to any such default in payment on any Senior Indebtedness, or other default, with respect to certain Senior Indebtedness, or if the maturity of the Notes is accelerated because of a default under the Indenture and such default constitutes a default with respect to any Senior Indebtedness, the Company may not make any payment on the Notes. See "Description of the Notes -- Subordination."

RESTRICTIONS UNDER DEBT INSTRUMENTS

    The Company's operations and financial performance are subject to covenants contained in certain agreements related to the Company's indebtedness, including the Credit Agreements and the indenture governing the 11 3/4% Senior Subordinated Discount Notes. Among other things, those agreements (i) limit the Company's ability to incur additional indebtedness, including guarantees, sell or create liens upon its assets, pay dividends on and make other distributions with respect to its capital stock and enter into new lines of business and (ii) require the Company to meet certain financial performance tests and use portions of the net proceeds from the sale of certain assets and the issuance of debt securities by the Company to repay obligations under certain agreements. These restrictions could limit the Company's ability to effect future acquisitions or financing or otherwise restrict corporate activities. See "Description of the Notes" and "Description of Certain Indebtedness."

NATURE OF COMPANY'S OWNERSHIP OF LICENSES

    Many of the Company's interests in cellular systems are owned through affiliates that are partners in limited partnerships which are the licensees for their respective systems. In those partnerships in which the Company's affiliate is a limited partner or is one of several general partners, certain decisions, such as the timing and amount of cash distributions and sale or liquidation of the partnership, may not be subject to a vote of the limited partners or may require a greater percentage vote than that owned by the Company's affiliate. In those partnerships that are not managed by the Company, the Company is dependent on the managing partner to meet the licensee's obligations under the FCC's rules and regulations. There can be no assurance that any partnership in which the Company holds an interest will make decisions on such matters which will be in the Company's best interest or that other partners' conduct and character will not adversely affect the continuing qualification of licensees in which the Company holds an interest.

LIMITED OPERATING HISTORY; NEW INDUSTRY

    Cellular operations within the network began in 1988 and, accordingly, the Company's operating history is limited. Moreover, its operations to date have concentrated on the acquisition of interests in cellular systems licenses and licensees and the construction and initial operation of cellular systems. A substantial majority of  the  cellular telephone  systems  in  which the  Company  holds  an interest have been operational for less than five years. While there are a substantial number of cellular telephone systems operating in the United States and in other countries, cellular telecommunications is a relatively new industry with a limited history. Moreover, most of the cellular systems in which the Company holds an interest are RSA markets, which have an even more limited operating history than the larger MSA markets. Based on demographic factors, including population size and density, traffic patterns and other relevant market characteristics, the Company believes that successful commercial exploitation of the RSA and MSA markets in which the Company holds interests can be achieved. However, there can be no assurance that this will be the case.

COMPETITION; NEW TECHNOLOGIES; OBSOLESCENCE

    The FCC licenses two cellular carriers in each market. Competition for customers between the two systems is principally on the basis of quality, service and price. The Company's competitors may have financial resources which are substantially greater than those of the Company and its partners. In addition, FCC policy requires cellular licensees to provide, on a nondiscriminatory basis, cellular service to resellers that purchase blocks of mobile telephone numbers and then resell them to the public. This may create added competition at the retail level.

    Competition also may arise from other technologies, including conventional mobile telephone services, mobile satellite systems, wireless data services, paging services and Specialized Mobile Radio ("SMR") systems. The FCC has recently given approval for the creation of enhanced SMR ("ESMR") systems, which combine multiple SMR systems in a cellular structure and employ frequency reuse, like cellular, thereby potentially eliminating much of the current technological distinction between SMR and cellular.

    The FCC has also allocated radio channels for personal communications services ("PCS"). Among other possible uses, PCS will be capable of providing a two-way mobile voice and data telephone service that is similar to cellular service. PCS will be a digital, wireless communications system that will utilize technology that could allow it to compete effectively with cellular systems, particularly in densely populated areas. Licenses will be awarded by competitive bidding. Auctions for the first two spectrum blocks have been completed. Absent delays caused by any judicial proceedings, PCS systems can be expected to commence operation in major metropolitan areas as early as the end of calendar year 1995.

    Continuing technological advances in the communications field make it impossible to predict the extent of additional future competition for cellular systems, but it is certain that in the future there will be more potential substitutes for cellular service. There can be no assurance that the Company will not face significant future competition or that cellular technology will not eventually become obsolete.

VALUE OF CELLULAR LICENSES DEPENDENT UPON SUCCESS OF OPERATIONS AND INDUSTRY

    A substantial portion of the Company's assets consists of interests in cellular licenses and in entities holding cellular licenses. The value of cellular licenses will depend significantly upon the success of the operations of such licensees and the growth of the industry generally. Although a market for interests in cellular licenses currently exists and the Company believes that such a market will continue, there can be no assurance that this will be the case. Even if a market does continue in the future, the values obtainable for interests in cellular licenses in such a market may be significantly lower than current values.

REGULATORY CONSIDERATIONS

    The licensing, construction, operation, sale and acquisition of cellular systems are regulated by the FCC. In addition, certain aspects of cellular operations, such as resale of cellular services, may be subject to public utility regulation in the state in which the service is provided. The ongoing operations of the Company may require permits, licenses and other authorization from regulatory authorities (including but not limited to the FCC) not now held by the Company. In addition, licensing proceedings and applications for granting and transferring construction permits and operating licenses have been subject to substantial delays by the FCC. While the Company expects that it will receive requisite authorizations and approvals in the ordinary course of business, no assurance can be given that the applicable regulatory authority will grant such approvals in a timely manner, if at all. Moreover, changes in regulation, such as increased price regulation or deregulation of interconnection arrangements, could adversely affect the Company's financial condition and operating results. Under the FCC rules, licenses for cellular systems are generally issued for ten-year terms. Although a licensee may apply for renewal and, under certain circumstances, may be entitled to a renewal expectancy, renewal is not automatic. The Company's renewal applications may be subject to petitions to deny or competing applications. Therefore, no assurance can be given that any license will be renewed.

RADIOFREQUENCY EMISSION CONCERNS

    Media reports have suggested that certain radiofrequency ("RF") emissions from portable cellular telephones might be linked to cancer. Concerns over RF emissions may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. The FCC has a rulemaking proceeding pending to update the guidelines and methods it uses for evaluating RF emissions from radio equipment, including cellular telephones. While the proposal would impose more restrictive standards on RF emissions from lower power devices such as portable cellular telephones, it is believed that all cellular telephones currently marketed and in use by the Company's customers already comply with the new proposed standards.

DEPENDENCE ON KEY PERSONNEL

    The Company's affairs are managed by a small number of key personnel, the loss of which could have an adverse impact on the Company. See "Management."

RESTRICTIONS ON REPURCHASES AT HOLDER'S OPTION

    In the event of a Change of Control, the Company would be required, subject to certain conditions, to offer to repurchase all outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued interest thereon. In addition, the indenture governing the 11 3/4% Senior Subordinated Discount Notes requires the Company to make an offer to repurchase all outstanding 11 3/4% Senior Subordinated Discount Notes in the event of a change of control, which is similar to the Change of Control offer requirement applicable to the Notes. However, upon a Change of Control, all amounts due under the Credit Agreements would become immediately due and payable at the election of CoBank. The subordination provisions relating to the Notes would prohibit any payment under the Notes until all amounts due under the Credit Agreements and the 11 3/4% Senior Subordinated Discount Notes were repaid in full. There can be no assurance that the Company will have the financial resources available to honor its obligations in respect of the Notes in the event of a Change of Control.

LACK OF A PUBLIC MARKET FOR THE NOTES

    There is no public market for the Notes and the Company does not intend to list the Notes on any securities exchange or for quotation over any over-the-counter market. The Company has been advised by the Underwriters that, following the completion of the Offering, the Underwriters presently intend to make a market in the Notes. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering are estimated to be approximately $77,000,000. The Company intends to use approximately $76,765,000 of such net proceeds to redeem all of the outstanding 6 3/4% Convertible Subordinated Debentures at a redemption price of 102.7% of the principal amount thereof and the remainder, if any, of such proceeds to reduce amounts outstanding under the Credit Agreements. Holders of the 6 3/4% Convertible Subordinated Debentures have the right, exercisable at any time on or prior to the Convertible Redemption Date for such debentures, to convert such debentures into the Company's Common Stock at a conversion price of $27.625 per share of Common Stock. The last reported sales price of the Company's Common Stock on the Nasdaq National Market on June 19, 1995 was $28 3/4. To the extent the holders of the 6 3/4% Convertible Subordinated Debentures exercise their right to convert such debentures into shares of the Company's Common Stock, the Company will repay up to

$28,613,000 of indebtedness under the Credit Agreements shortly after the consummation of the Offering. The Company does not intend immediately to reduce borrowings below $34,591,000 in order to avoid penalties relating to early termination of agreements that fix interest rates. However, the Company will consider further reductions in borrowings under the Credit Agreements as such agreements fixing interest rates expire. The Company intends to use the balance of such proceeds for general corporate purposes which may include additional reductions in indebtedness under the Credit Agreements, capital expenditures or acquisitions. Indebtedness outstanding under the Credit Agreements matures in 2000. The Credit Agreements provide, at the Company's option, for interest at 1.00% over prime or 2.25% over the London Interbank Offered Rate ("LIBOR"). As of May 31, 1995, the weighted average interest rate on debt outstanding under the Credit Agreements was 9.94%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1995 and as adjusted to give effect to the Offering and the assumed use of proceeds thereof, assuming (i) all of the outstanding 6 3/4% Convertible Subordinated Debentures are redeemed and (ii) all of the outstanding 6 3/4% Convertible Subordinated Debentures are converted by the holders thereof into shares of the Company's Common Stock. This table should be read in conjunction with the Company's consolidated financial statements, related notes and other financial information included or incorporated by reference in this Prospectus.

                                                                          AS OF MARCH 31, 1995
                                                         -------------------------------------------------------
                                                                             ADJUSTED FOR        ADJUSTED FOR
                                                             ACTUAL           REDEMPTION        CONVERSION (1)
                                                         ---------------  ------------------  ------------------
Cash and available-for-sale securities.................  $    14,408,024  $    14,642,855     $    62,794,881
                                                         ---------------  ------------------  ------------------
                                                         ---------------  ------------------  ------------------
Short-term debt:
Current portion of long-term debt(2)...................  $     1,090,870  $     1,090,870     $     1,090,870
Obligation under capital leases due within
 one year..............................................          467,798          467,798             467,798
                                                         ---------------  ------------------  ------------------
    Total short-term debt..............................  $     1,558,668  $     1,558,668     $     1,558,668
                                                         ---------------  ------------------  ------------------
                                                         ---------------  ------------------  ------------------
Long-term debt:
  Secured bank financing (2)...........................  $    63,203,738  $    63,203,738     $    34,590,595
  Obligation under capital leases......................          620,138          620,138             620,138
  11 3/4% Senior Subordinated Discount Notes (2).......      119,617,285      119,617,285         119,617,285
    % Subordinated Notes due 2005......................        --              80,000,000          80,000,000
  8.75% Convertible Subordinated Notes (3).............        4,950,000        4,950,000           4,950,000
  6 3/4% Convertible Subordinated Debentures (3).......       74,747,000          --                  --
                                                         ---------------  ------------------  ------------------
    Total long-term debt...............................      263,138,161      268,391,161         239,778,018
Stockholders' equity:
  Preferred Stock: $.01 par value; 1,000,000 shares
   authorized; none issued.............................        --                 --                  --
  Common Stock: $.001 par value; 40,000,000 shares
   authorized; 11,953,959 shares issued (14,659,733
   shares adjusted for conversion).....................           11,954           11,954              14,660
  Capital in excess of par value.......................      120,888,317      120,888,317         194,019,643
  Accumulated deficit..................................     (113,075,709)    (116,706,846)       (113,075,709)
                                                         ---------------  ------------------  ------------------
    Total stockholders' equity.........................        7,824,562        4,193,425(4)       80,958,594(5)
                                                         ---------------  ------------------  ------------------
      Total capitalization.............................  $   270,962,723  $   272,584,586     $   320,736,612
                                                         ---------------  ------------------  ------------------
                                                         ---------------  ------------------  ------------------

- ------------------------
(1) The 6 3/4% Convertible Subordinated Debentures are convertible into shares of the Company's Common Stock at a conversion price of $27.625 per share of Common Stock on or prior to the Convertible Redemption Date. As of June 19, 1995, the last reported sales price of the Company's Common Stock on the Nasdaq National Market was $28 3/4.

(2)  See "Description of Certain Indebtedness."

(3)  See Note 6 to the Consolidated Financial Statements.

(4) Reflects the write-off of deferred loan costs of $1,612,968 and the payment of the redemption premium of $2,018,169 related to the 6 3/4% Convertible Subordinated Debentures.

(5) The change in Common Stock and capital in excess of par value reflects the conversion of the 6 3/4% Convertible Subordinated Debentures and the write-off of deferred loan costs of $1,612,968.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of and for each of the five years in the period ended September 30, 1994 are derived from consolidated financial statements of the Company that have been audited by Ernst & Young LLP, independent auditors. The selected financial data as of and for the six months ended March 31, 1994 and 1995 are derived from the unaudited financial statements of the Company which, in the opinion of the Company, reflect all adjustments necessary for a fair presentation of the results for the unaudited periods. Operating results for the six months ended March 31, 1995 are not necessarily indicative of the results that may be achieved for the fiscal year ending September 30, 1995. The data should be read in conjunction with the financial statements and other financial information included or incorporated by reference in this Prospectus.

                                                                                                          SIX MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,                                MARCH 31,
                               --------------------------------------------------------------------  --------------------------
                                   1990          1991          1992          1993          1994          1994          1995
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA
 (1):
Revenues...................... $  1,024,676  $  4,908,170  $ 14,906,349  $ 33,689,311  $ 61,360,051  $ 26,455,523  $ 38,339,762
Costs and expenses:
  Cellular operations.........    2,419,515    11,940,438    18,138,532    30,288,634    50,855,637    23,741,650    33,235,077
  Corporate (net of amounts
   allocated to affiliates)...    1,518,498      (592,798)      997,157    (1,119,298)      406,638       466,658       489,175
  Depreciation and
   amortization...............    1,855,678     8,569,325    14,114,817    19,950,508    12,650,855     5,884,296     8,029,368
  Write-down of property and
   equipment..................      --            --            --            --          3,116,256     1,472,902       --
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Operating loss................   (4,769,015)  (15,008,795)  (18,344,157)  (15,430,533)   (5,669,335)   (5,109,983)   (3,413,858)
Equity in net loss of
 affiliates...................   (5,071,980)  (10,931,161)   (8,851,753)   (6,339,145)   (5,092,484)   (3,586,024)   (2,735,777)
Minority interest in equity of
 affiliates...................      --            --            --            --           (543,607)      --           (261,004)
Gains on sales of affiliates
 and other....................      --            --         14,339,063     7,821,424     3,811,943     2,459,004        67,247
Interest expense..............   (6,894,329)  (11,245,394)  (14,800,908)  (16,427,796)  (21,338,505)   (9,860,292)  (11,886,742)
Interest income (2)...........    9,028,813     8,484,298    10,616,024    10,701,511    12,080,836     6,813,532     5,955,762
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Loss before extraordinary
 charge.......................   (7,706,511)  (28,701,052)  (17,041,731)  (19,674,539)  (16,751,152)   (9,283,763)  (12,274,372)
Extraordinary charge..........      --            --            --         (2,991,673)      --            --            --
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
Net income (loss)............. $ (7,706,511) $(28,701,052) $(17,041,731) $(22,666,212) $(16,751,152) $ (9,283,763) $(12,274,372)
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
                               ------------  ------------  ------------  ------------  ------------  ------------  ------------
OTHER DATA:
EBITDA (3).................... $ (2,913,337) $ (6,439,470) $ (4,229,340) $  4,519,975  $ 10,097,776  $  2,247,215  $  4,615,510
Capital expenditures.......... $ 10,119,823  $ 16,683,753  $ 10,006,787  $  8,607,732  $ 40,933,127  $ 12,475,110  $ 20,663,454
Cash interest expense......... $  6,202,185  $ 11,245,394  $ 14,800,908  $ 15,581,591  $  9,205,350  $  3,996,380  $  5,249,182
Net income (loss) per common
 share........................ $      (1.68) $      (6.00) $      (2.44) $      (2.65) $      (1.45) $      (0.81) $      (1.04)
Weighted average shares
 outstanding..................    4,594,778     4,780,674     6,984,541     8,551,785    11,577,191    11,414,210    11,792,419
Ratio of earnings to fixed
 charges (4)..................      --            --            --            --            --            --            --

BALANCE SHEET DATA (AT PERIOD
 END) (1):
Working capital............... $ 32,058,078  $ 15,317,636  $ 29,477,995  $ 63,560,591  $ 25,524,500  $ 47,062,957  $ 18,308,376
Investment in and advances to
 affiliates...................   39,456,182    50,745,576    52,019,577    55,892,372    61,908,761    56,656,672    57,063,587
Net property and equipment....   13,923,725    33,555,291    44,209,682    53,460,296    79,917,727    57,462,184    86,254,160
Total assets..................  149,528,094   181,972,276   208,363,573   269,290,185   281,752,821   268,579,932   290,880,354
Long-term debt................  131,299,631   183,208,596   189,430,430   259,676,224   243,913,168   227,914,886   263,138,161
Total liabilities.............  143,221,602   204,059,999   204,123,685   278,711,956   265,846,354   246,570,843   283,055,792
Stockholders' equity
 (deficit)(5).................    6,306,492   (22,087,723)    4,239,888    (9,421,771)   15,906,467    22,009,089     7,824,562

- ------------------------------
(1) Markets in which the Company holds a greater than 50% net interest are reflected on a consolidated basis in the Company's consolidated financial statements. Markets in which the Company holds a net interest which is 50% or less but 20% or greater are accounted for under the equity method. Markets in which the Company holds a less than 20% interest are accounted for under the cost method. The following table sets forth the number of markets and relevant accounting methods at the end of each of the last five fiscal years and at March 31, 1994 and 1995.
                                     SEPTEMBER 30,              MARCH 31,
                            --------------------------------   -----------
                            1990   1991   1992   1993   1994   1994   1995
                            ----   ----   ----   ----   ----   ----   ----
      Consolidated........    4     22     28     36     42     40     44
      Equity..............   63     47     37     38     35     37     31
      Cost................   18     18     18      6     18      6     18
                            ----   ----   ----   ----   ----   ----   ----
        Total.............   85     87     83     80     95     83     93
                            ----   ----   ----   ----   ----   ----   ----
                            ----   ----   ----   ----   ----   ----   ----

(2)  Primarily represents accrued but unpaid interest on advances to affiliates.
     Also includes interest income on cash balances and short-term investments.

(3)  "EBITDA" represents, for any relevant  period, the sum of operating  income
     (loss), depreciation or write-downs of property, plant and equipment and amortization of intangible assets included in operating income (loss).
     Certain financial analysts consider EBITDA a meaningful measure of an entity's ability to meet long-term financial obligations, and growth in EBITDA a meaningful barometer of future profitability, especially in a capital-intensive industry such as cellular telecommunications. However, EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. See
     "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- General."

(4)  The ratio of earnings to fixed charges is determined by dividing the sum of
     earnings  before  extraordinary  item  and  accounting  charges,   interest
     expense,  taxes and a portion of rent expense representative of interest by the sum of interest expense and a portion of rent expense representative of interest. The ratio  of earnings  to fixed  charges is  not meaningful  for periods  that result in a deficit. For  the years ended September 30, 1990,
     1991, 1992, 1993  and 1994  the deficit of  earnings to  fixed charges  was
     $7,706,511,   $28,701,052,   $17,041,731,   $22,666,212   and  $16,751,152,
     respectively, and for  the six  months ended March  31, 1994  and 1995  the deficit  of  earnings  to  fixed charges  was  $9,283,763  and $12,274,372, respectively.

(5) No cash dividends were declared or paid during any of the periods presented.

                      SELECTED COMBINED AND PROPORTIONATE
                    OPERATING RESULTS OF CELLULAR LICENSEES

    The following table presents operating data for all cellular licensees in which the Company holds an interest. The "Combined," "Financed Proportionate" and "Company Proportionate" operating results, which are not included in the Company's consolidated financial statements, are provided to assist in understanding the results of the licensees in which the Company holds an interest. GAAP prescribe inclusion of revenues and expenses for consolidated interests (generally interests of more than 50%), but not for equity interests (generally interests of 20% to 50%) or cost interests (generally interests of less than 20%). Equity accounting results in the same net income as consolidation; however the net operating results are reflected on one line below operating income. Operating activity related to interests accounted for under the cost method are not reflected at all in a GAAP operating statement.

                                                                 YEAR ENDED SEPTEMBER 30,
                                    ----------------------------------------------------------------------------------
                                        1993          1994                        1994          1993          1994
                                    ------------  ------------                ------------  ------------  ------------
                                                                    1993
                                                                ------------
                                                                FINANCED PROPORTIONATE (2)  COMPANY PROPORTIONATE (3)
                                           COMBINED (1)
                                    --------------------------  --------------------------  --------------------------
MANAGED MARKETS (4)
Revenues:
  Cellular service................. $ 29,635,917  $ 46,628,193  $ 26,374,172  $ 42,682,463  $ 19,454,354  $ 32,766,412
  Roaming..........................   14,357,892    21,724,739    12,813,518    19,845,947     9,249,813    14,881,347
  Equipment sales..................    5,830,780     5,082,082     5,124,328     4,661,880     3,611,838     3,501,916
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total revenues...............   49,824,589    73,435,014    44,312,018    67,190,290    32,316,005    51,149,675
Cash costs and expenses:
  Cost of sales:
    Cellular service (including
     roaming)......................   10,082,848    11,871,044     9,152,718    11,077,524     6,843,566     8,015,495
    Equipment sales................    6,393,571     5,330,514     5,601,091     4,879,149     3,938,476     3,665,013
  General and administrative.......   16,953,198    21,777,015    15,116,346    20,026,263    11,158,734    15,189,078
  Marketing and selling............   13,198,287    20,160,573    11,707,982    18,447,497     8,471,407    14,078,272
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total cash costs and
       expenses....................   46,627,904    59,139,146    41,578,137    54,430,433    30,412,183    40,947,858
                                    ------------  ------------  ------------  ------------  ------------  ------------
EBITDA............................. $  3,196,685  $ 14,295,868  $  2,733,881  $ 12,759,857  $  1,903,822  $ 10,201,817
                                    ------------  ------------  ------------  ------------  ------------  ------------
                                    ------------  ------------  ------------  ------------  ------------  ------------

Capital expenditures............... $ 14,663,546  $ 38,590,797  $ 14,198,732  $ 37,990,560  $ 11,372,540  $ 30,777,363
Subscribers........................       63,500        99,002        56,624        90,163        41,126        68,378
Total markets......................           51            55            51            55            51            55
NONMANAGED MARKETS
Revenues:
  Cellular service (including
   roaming)........................ $ 46,250,589  $ 51,913,569  $ 13,162,799  $ 15,063,941  $  6,645,574  $  7,557,907
  Equipment sales..................    2,603,860     3,129,756       748,607       933,368       384,230       493,465
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total revenues...............   48,854,449    55,043,325    13,911,406    15,997,309     7,029,804     8,051,372
Cash costs and expenses:
  Cost of sales:
    Cellular service...............   14,715,247    17,184,198     4,537,081     5,121,737     2,180,221     2,509,440
    Equipment sales................    3,226,711     1,865,154       956,915       660,441       484,417       340,680
  General and administrative.......   11,548,977    13,007,116     3,517,485     3,914,072     1,794,766     2,030,094
  Marketing and selling............    9,972,847    13,203,205     2,828,569     3,814,477     1,382,380     1,875,793
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total cash costs and
       expenses....................   39,463,782    45,259,673    11,840,050    13,510,727     5,841,784     6,756,007
                                    ------------  ------------  ------------  ------------  ------------  ------------
EBITDA............................. $  9,390,667  $  9,783,652  $  2,071,356  $  2,486,582  $  1,188,020  $  1,295,365
                                    ------------  ------------  ------------  ------------  ------------  ------------
                                    ------------  ------------  ------------  ------------  ------------  ------------

Capital expenditures............... $  9,368,475  $ 18,343,851  $  2,860,677  $  5,605,325  $  1,348,543  $  2,753,255
Subscribers........................       49,786        78,984        14,695        22,845         7,579        11,198
Total markets......................           29            40            29            40            29            40
RECONCILIATION FROM COMPANY
 PROPORTIONATE EBITDA TO
 CONSOLIDATED REPORTING

Total Company Proportionate EBITDA
 (managed and nonmanaged
 markets)..........................                                                         $  3,091,842  $ 11,497,182
Proportionate depreciation and
 amortization......................                                                           (6,213,146)   (8,976,825)
Proportionate write-down of
 cellular system equipment.........                                                              --         (2,513,136)
Proportionate interest.............                                                           (4,494,552)   (7,137,597)
Equity in nonlicensee affiliates...                                                           (3,892,280)   (4,361,848)
Minority interests.................                                                           (1,897,072)   (1,310,177)
Intercompany interest..............                                                            3,317,736     5,021,225
Amortization of license costs not
 owned by affiliates...............                                                          (11,038,663)   (1,892,465)
Unallocated corporate expenses.....                                                             (678,927)   (2,516,017)
Gains on sales of affiliates.......                                                            7,821,424     3,811,943
Interest expense (net) and other...                                                           (8,682,574)   (8,373,437)
                                                                                            ------------  ------------
Consolidated net loss..............                                                         $(22,666,212) $(16,751,152)
                                                                                            ------------  ------------
                                                                                            ------------  ------------

                                                                SIX MONTHS ENDED MARCH 31,
                                    ----------------------------------------------------------------------------------
                                        1994          1995                        1995          1994          1995
                                    ------------  ------------                ------------  ------------  ------------
                                                                    1994
                                                                ------------
                                                                FINANCED PROPORTIONATE (2)  COMPANY PROPORTIONATE (3)
                                           COMBINED (1)
                                    --------------------------  --------------------------  --------------------------
MANAGED MARKETS
Revenues:
  Cellular service................. $ 19,816,799  $ 30,632,634  $ 18,143,975  $ 28,487,884  $ 13,709,098  $ 22,018,537
  Roaming..........................    8,752,626    11,741,508     7,860,799    10,985,625     5,849,634     8,256,246
  Equipment sales..................    2,470,291     2,436,845     2,253,343     2,259,232     1,656,245     1,687,086
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total revenues...............   31,039,716    44,810,987    28,258,117    41,732,741    21,214,977    31,961,869
Cash costs and expenses:
  Cost of sales:
    Cellular service (including
     roaming)......................    6,260,522     9,719,179     5,698,926     9,186,918     3,983,567     6,797,354
    Equipment sales................    2,562,610     2,811,436     2,322,915     2,576,201     1,707,691     1,945,158
  General and administrative.......    9,964,834    12,923,156     9,105,600    12,131,513     6,597,336     9,333,603
  Marketing and selling............    9,133,909    12,698,455     8,312,733    11,814,069     6,286,637     9,026,762
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total cash costs and
       expenses....................   27,921,875    38,152,226    25,440,174    35,708,701    18,575,231    27,102,877
                                    ------------  ------------  ------------  ------------  ------------  ------------
EBITDA............................. $  3,117,841  $  6,658,761  $  2,817,943  $  6,024,040  $  2,639,746  $  4,858,992
                                    ------------  ------------  ------------  ------------  ------------  ------------
                                    ------------  ------------  ------------  ------------  ------------  ------------

Capital expenditures............... $  6,390,983  $ 19,522,053  $  6,249,889  $ 17,295,360  $  4,594,056  $ 13,389,707
Subscribers........................       78,496       124,057        70,909       114,834        53,040        87,518
Total markets......................           54            55            54            55            54            55

NONMANAGED MARKETS
Revenues:
  Cellular service (including
   roaming)........................ $ 26,859,839  $ 35,592,108  $  7,501,158  $ 10,628,092  $  3,847,400  $  5,543,288
  Equipment sales..................    1,659,317     2,934,029       511,062       853,782       268,936       490,090
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total revenues...............   28,519,156    38,526,137     8,012,220    11,481,874     4,116,336     6,033,378
Cash costs and expenses:
  Cost of sales:
    Cellular service...............   10,425,979    11,713,506     2,988,035     3,487,467     1,494,754     1,784,999
    Equipment sales................     (124,750)    2,050,558        83,971       631,365        45,428       347,255
  General and administrative.......    6,849,097     7,457,553     2,063,582     2,219,846     1,103,100     1,660,914
  Marketing and selling............    6,884,094    10,644,801     1,922,403     3,141,880       962,063     1,157,470
                                    ------------  ------------  ------------  ------------  ------------  ------------
      Total cash costs and
       expenses....................   24,034,420    31,866,418     7,057,991     9,480,558     3,605,345     4,950,638
                                    ------------  ------------  ------------  ------------  ------------  ------------
                                    ------------  ------------  ------------  ------------  ------------  ------------
EBITDA............................. $  4,484,736  $  6,659,719  $    954,229  $  2,001,316  $    510,991  $  1,082,740
                                    ------------  ------------  ------------  ------------  ------------  ------------
                                    ------------  ------------  ------------  ------------  ------------  ------------

Capital expenditures............... $ 12,392,107  $ 18,885,247  $  3,202,553  $  6,159,696  $  1,566,779  $  3,230,609
Subscribers........................       63,577       107,118        17,617        31,064         8,698        16,771
Total markets......................           29            38            29            38            29            38
RECONCILIATION FROM COMPANY
 PROPORTIONATE EBITDA TO
 CONSOLIDATED REPORTING

Total proportionate EBITDA (managed
 and nonmanaged markets)...........                                                         $  3,150,737  $  5,941,732
Proportionate depreciation and
 amortization......................                                                           (3,967,637)   (5,957,343)
Proportionate interest expense.....                                                           (3,107,183)   (4,477,732)
Equity in nonlicensee affiliates...                                                           (2,241,252)   (2,613,204)
Minority interests.................                                                           (1,096,388)   (1,145,423)
Intercompany interest..............                                                            2,239,556     3,155,605
Amortization of license costs not
 owned by affiliates...............                                                             (917,611)   (1,062,466)
Unallocated corporate expenses.....                                                           (3,037,920)   (1,617,271)
Gains on sales of affiliates.......                                                            2,459,004        67,247
Interest expense (net) and other...                                                           (2,765,069)   (4,565,517)
                                                                                            ------------  ------------
Consolidated net loss..............                                                         $ (9,283,763) $(12,274,372)
                                                                                            ------------  ------------
                                                                                            ------------  ------------

- ----------------------------------
(1) Includes 100% of the operating activity of all licensees, regardless of the Company's ownership interest. This is essentially equivalent to consolidating all licensees regardless of ownership percentage.
(2) Includes that percentage of a licensee's operating results which equals the Company's ownership interest as well as the ownership interest held by affiliates of the Company that are financed by CIFC.
(3) Includes only that percentage of a licensee's operating results which corresponds to the Company's ownership interest. This is essentially equivalent to a pro rata consolidation.
(4) 1993 Managed Markets include results and statistics related to the Eau Claire, WI (232) MSA and exclude results and statistics related to the Montana B1 (523) RSA, which were sold and purchased, respectively, in August 1993. The Company continued to manage the Eau Claire MSA through September 30, 1993, and had not yet commenced management of the Montana B1 RSA as of that date. Had 1993 Managed Markets included Montana B1 and excluded Eau Claire, combined subscribers would have been 60,381.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the consolidated financial statements and other financial information included elsewhere or incorporated by reference in this Prospectus.

GENERAL

    Cellular systems typically experience losses and negative cash flow in their initial years of operation and, consistent with this pattern, the Company has incurred losses and negative cash flow since its inception. However, operating losses have declined recently as the Company's focus has shifted from construction and initial operation of cellular systems to increasing penetration and subscriber usage, and the Company expects that EBITDA, which was positive during the fiscal year ended September 30, 1994 and the six months ended March 31, 1995, will also be positive in future fiscal years (although there can be no assurance that this will be the case). Certain financial analysts consider EBITDA a meaningful measure of an entity's ability to meet long-term financial obligations, and growth in EBITDA a meaningful barometer of future profitability, especially in a capital-intensive industry such as cellular telecommunications. However, EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. The results discussed below may not be indicative of future results.

    Consolidated results of operations include the revenues and expenses of those markets in which the Company holds a greater than 50% interest. The results of operations of 44 markets, 42 of which were consolidated for the entire period, are included in the consolidated results for the quarter ended March 31, 1995. The results of operations of 40 markets, 39 of which were consolidated the entire quarter, are included in the consolidated results for the quarter ended March 31, 1994. The increase in the number of markets included in consolidated results is due to acquisitions consummated subsequent to March 31, 1994. Consolidated results of operations also include the operations of CIFC as well as the operations of Cellular Inc. Network Corporation ("CINC"), a wholly-owned subsidiary through which the Company holds interests in certain cellular licenses.

    Equity in net loss of affiliates includes the Company's share of net loss in the markets in which the Company's interest is 50% or less but 20% or greater. For the quarter ended March 31, 1995, 31 markets were accounted for under the equity method, compared to 37 such markets for the quarter ended March 31, 1994. Markets in which the Company's interest is less than 20% are accounted for under the cost method. Eighteen markets were accounted for under the cost method for the quarter ended March 31, 1995, compared to six such markets for the quarter ended March 31, 1994.

    Interest income reflects interest income derived from the financing activities of CIFC and the Company with nonconsolidated affiliates, as well as interest income derived from the Company's short-term investments. CIFC has entered into loan agreements with the Company's affiliates pursuant to which CIFC makes loans to such entities for the purpose of financing or refinancing the affiliates' costs of construction and operation of cellular telephone systems. Such loans are financed with funds borrowed by CIFC from CoBank and from the Company and bear interest at a rate 1% above CoBank's average rate. From time to time, the Company advances funds on an interim basis to affiliates. These advances typically are refinanced through CIFC. To the extent that the cellular markets in which the Company holds an interest mature and generate positive cash flow, the cash will be used to repay borrowings by the affiliates from CIFC and thereafter to make cash distributions to equity holders, including the Company.

RESULTS OF OPERATIONS

    SIX MONTHS ENDED MARCH 31, 1995 AND 1994. Cellular service revenues, including roaming revenues, increased 53% from $21,852,000 for the six months ended March 31, 1994 to $33,511,000 for the six months ended March 31, 1995. The growth was primarily due to the increase in the number of subscribers in consolidated markets. In addition to increases in market penetration, growth resulted from an increase in the number of markets consolidated for the entire six months from 36 during the six months ended March 31, 1994 to 42 during the six months ended March 31, 1995. Growth in subscribers accounted for 90% of the increase, and the number of consolidated markets accounted for 10% of the increase. Roaming revenues increased 38% or $2,483,000 from $6,495,000 to $8,978,000 due to increased coverage in cellular markets. Roaming revenues are expected to increase in the future as a result of industry-wide growth in subscribers and the Company's expansion of its coverage, particularly along highway corridors; however, roaming rates may decline, consistent with expected industry trends.

    Average monthly revenue per subscriber, including roaming revenues, decreased from $69 for the six months ended March 31, 1994 to $65 for the six months ended March 31, 1995. The decline primarily reflects the fact that initial subscribers in a market tend to use more cellular service than those who subscribe after a system has been in operation for a period of time.

    Cost of service increased as a percentage of service revenues from 21% for the six months ended March 31, 1994 to 23% for the six months ended March 31, 1995, primarily due to an increase in costs related to interconnect service.

    Cellular equipment revenues increased 5% from $4,603,000 for the six months ended March 31, 1994 to $4,829,000 for the six months ended March 31, 1995. The growth was due to the increase in the number of subscribers added, which accounted for $176,000, or 78%, of the increase. In addition, growth resulted from an increase in the number of consolidated markets operated during the six months which represented $50,000, or 22%, of the increase. Cost of equipment sales increased 13% from $4,501,000 for the six months ended March 31, 1994 to $5,072,000 for the six months ended March 31, 1995.

    General and administrative costs of cellular operations increased 39% from $7,486,000 for the six months ended March 31, 1994 to $10,381,000 for the six months ended March 31, 1995, due to the growth in the customer base and the number of consolidated markets. The majority of these costs were incremental customer billing expense and customer service support staff. In addition, the Company more conservatively estimated uncollectible accounts receivable for the six months ended March 31, 1995, representing approximately $900,000 of the increase compared to the six months ended March 31, 1994. General and administrative costs as a percentage of service revenues decreased from 34% for the six months ended March 31, 1994 to 31% for the six months ended March 31, 1995. The decrease is primarily due to revenues increasing at a faster rate than incremental general and administrative costs.

    Marketing and selling costs increased 42% from $7,104,000 for the six months ended March 31, 1994 to $10,088,000 for the six months ended March 31, 1995, primarily as a result of the number of subscribers added in consolidated markets. The majority of these costs were incremental sales commissions, advertising costs and incremental sales staff. Marketing costs per net new subscriber decreased 10% from $584 for the six months ended March 31, 1994 to $526 for the six months ended March 31, 1995, as a result of increased net subscriber additions which outpaced increases in costs incurred. The Company is continuing to expand its own retail presence to capitalize on retail trade while driving down commission costs. Results of this expansion are expected by the fourth fiscal quarter.

    Depreciation and amortization relating to cellular operations increased from $4,786,000 for the six months ended March 31, 1994 to $6,901,000 for the six months ended March 31, 1995, primarily related to increased fixed asset balances.

    Corporate costs and expenses for the six months ended March 31, 1994 were $1,565,000, which represented gross expenses of $4,451,000 less amounts allocated to nonconsolidated affiliates of $2,886,000. Corporate costs and expenses for the six months ended March 31, 1995 were $1,617,000, which represented gross expenses of $4,850,000 less amounts allocated to nonconsolidated affiliates of $3,233,000. The increase in expenses and amounts allocated to nonconsolidated affiliates reflects an increase in corporate costs attributed to financing operations and incurred costs relative to equipment distribution and other corporate functions.

    Equity in net loss of affiliates decreased 24% from $3,586,000 for the six months ended March 31, 1994 to $2,736,000 for the six months ended March 31, 1995. The decrease is principally attributable to decreasing losses in markets being accounted for under the equity method at March 31, 1995 compared to March 31,

1994 due to increasing penetration and subscriber usage. This has caused a consistent trend of improved operating results. In addition, equity in net loss of affiliates has decreased as fewer markets are being accounted for under the equity method.

    Interest expense increased 15% from $11,024,000 for the six months ended March 31, 1994 to $12,651,000 for the six months ended March 31, 1995 due to higher accreted discount note and secured bank financing balances. Cash paid for interest decreased 1% from $5,702,000 for the six months ended March 31, 1994 to $5,649,000 for the six months ended March 31, 1995.

    The CoBank patronage distribution decreased 34% from $1,164,000 in March 1994 to $764,000 in March 1995. The patronage distribution is calculated using the Company's prior calendar year interest expense compared to total interest paid to CoBank by all patrons. The decrease is due to a reduction of approximately $50,000,000 in the Company's debt to CoBank during the fourth fiscal quarter of 1993 which resulted in lower average debt balances for patronage dividend purposes during 1994.

    Interest income decreased 13% from $6,814,000 for the six months ended March 31, 1994 to $5,956,000 for the six months ended March 31, 1995. The decrease is primarily related to the increase in the number of markets consolidated for the six months ended March 31, 1995, compared to the six months ended March 31, 1994. Consolidation caused the interest earned on advances to the related affiliates to be eliminated as an intercompany transaction. Additionally, interest income for the six months ended March 31, 1995 declined due to lower short-term investment balances.

    FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993. As of September 30, 1994, the Company held interests in 84 RSA markets and 10 MSA markets compared to 70 RSA markets and 10 MSA markets as of September 30, 1993. All markets in which the Company held an interest were operational as of such dates.

    Cellular service revenues, including roaming revenues, increased 82% from $28,861,000 in fiscal year 1993 to $52,586,000 in fiscal year 1994. The growth was due to the increase in the number of subscribers in consolidated markets. In addition to increases in market penetration, growth resulted from an increase in the number of markets consolidated during the fiscal year from 36 at September 30, 1993 to 42 at September 30, 1994. Growth in subscribers accounted for 75% of the increase and the number of consolidated markets accounted for 25% of the increase.

    Average monthly revenue per subscriber decreased 1% from $75 in fiscal year 1993 to $74 in fiscal year 1994. The decline reflects the fact that initial subscribers in a market tend to use more cellular service than those who subscribe after a system has been in operation for a period of time.

    Cost of service decreased as a percentage of service revenues from 21% in fiscal year 1993 to 18% in fiscal year 1994. Cost of service as a percentage of revenues is expected to continue to decline slightly from this level as revenues derived from the growing subscriber base continue to outpace the fixed components of cost of service.

    Cellular equipment revenues increased 82% from $4,829,000 in fiscal year 1993 to $8,774,000 in fiscal year 1994. The growth was due to the increase in the number of subscribers added as compared to the number of subscribers added during the prior fiscal year, which accounted for $2,923,000, or 74%, of the increase. In addition, growth resulted from an increase in the number of consolidated markets operated during the year which represented $1,022,000, or 26%, of the increase. Cost of equipment sales increased 69% from $5,218,000 in fiscal year 1993 to $8,835,000 in fiscal year 1994. To enhance subscriber growth, the Company has sold cellular equipment sometimes below cost. The equipment sales margin improved in fiscal year 1994, as compared to fiscal year 1993, as the Company focused on minimizing equipment discounting.

    General and administrative costs of cellular operations increased 60% from $10,505,000 in fiscal year 1993 to $16,768,000 in fiscal year 1994, due to the growth in the customer base and the number of consolidated markets. The majority of these costs were incremental customer billing expense, roaming validation services and customer service support staff. General and administrative costs as a percentage of service revenues decreased from 36% in fiscal year 1993 to 32% in fiscal year 1994. The decrease is primarily due to revenues increasing at a faster rate than incremental general and administrative costs.

    Marketing and selling costs increased 86% from $8,465,000 in fiscal year 1993 to $15,786,000 in fiscal year 1994, primarily as a result of the number of subscribers added in consolidated markets. The majority of these costs were incremental sales commissions, advertising costs and incremental sales staff. Marketing costs per net new subscriber decreased 6% from $606 in fiscal year 1993 to $568 in fiscal year 1994, as a result of subscriber additions which outpaced increases in costs incurred.

    Depreciation and amortization relating to cellular operations decreased 40% from $17,582,000 in fiscal year 1993 to $10,541,000 in fiscal year 1994, primarily as a result of the change, effective October 1, 1993, in the Company's estimate of the useful life of acquired FCC license costs from the remaining initial ten-year term to 40 years from the date of acquisition. The change is predicated upon the FCC's establishment of procedures to grant a renewal expectancy to incumbent cellular licensees virtually assuring that the initial ten-year term of an FCC license to provide cellular telephone service will be renewed if a licensee meets broadly defined public service benchmarks. Other publicly-held cellular telephone companies also treat a cellular license as economically perpetual. Commencing October 1, 1993, the net book value of acquired license costs at September 30, 1993 will be amortized over 40 years less the number of months from the date of the acquisition which gave rise to such costs. Management believes this treatment complies with accounting literature given current facts and circumstances and will reevaluate this estimate as changes in facts and circumstances occur.

    During the year ended September 30, 1994, the Company recognized a $3,116,000 write-down of equipment associated with a program of upgrades to switching capacity and features, the relocation of certain cell sites to increase coverage and other nonrecurring events. The program of upgrades to switching capacity and features will continue into the next fiscal year and will cause a further write-down of approximately $234,000 when new equipment is placed into service.

    Corporate costs and expenses in fiscal year 1993 were $1,249,000, which represented gross expenses of $9,491,000 less amounts allocated to nonconsolidated affiliates of $8,242,000. Corporate costs and expenses in fiscal year 1994 were $2,516,000, which represented gross expenses of $9,054,000 less amounts allocated to nonconsolidated affiliates of $6,538,000. The decrease in expenses and amounts allocated to nonconsolidated affiliates reflects the decrease in the number of nonconsolidated managed markets as consolidation caused corporate costs and expenses to be reclassified as cellular costs and expenses.

    Equity in net loss of affiliates decreased 20% from $6,339,000 in fiscal year 1993 to $5,092,000 in fiscal year 1994. The decrease is principally attributable to decreasing losses in markets being accounted for under the equity method at September 30, 1994, compared to September 30, 1993, due to the shift in focus in these markets from construction and initial operation to increasing penetration and subscriber usage. This shift has caused a consistent trend of improved operating results.

    Interest expense increased 30% from $16,428,000 in fiscal year 1993 to $21,339,000 in fiscal year 1994. The increase is a result of the issuance in August 1993 of the Company's 11 3/4% Senior Subordinated Discount Notes. However, cash paid for interest decreased 37% from $15,455,000 in fiscal year 1993 to $9,731,000 in fiscal year 1994 as interest accretes during the first five years of the term of the discount notes.

    Interest income increased 13% from $10,702,000 in fiscal year 1993 to $12,081,000 in fiscal year 1994. The modest increase in interest income was the result of higher note balances owed to the Company by nonconsolidated affiliates, offset by lower cash and short-term investment balances, declining interest rates and the consolidation of six additional markets during fiscal year 1994. Consolidation caused the interest earned on advances to the related affiliates to be eliminated as an intercompany transaction.

    During fiscal year 1994, the Company recognized a permanent write-down of certain short-term government bond investments of approximately $744,000 due to market conditions.

    During fiscal year 1994, the Company recognized gains on sales of affiliates of $2,905,000, primarily related to the sale of its limited partnership interest in MSA 239 (Joplin, MO) during the second quarter of fiscal 1994 ($1,921,000) and a multimarket transaction with Contel Cellular, Inc. during the third quarter of fiscal 1994 ($841,000). An additional $907,000 gain was recognized due to the write-off of contingent liabilities related to stock price guarantees. See "Acquisitions and Sales." During fiscal year 1993, the

Company recognized gains on sales of affiliates of $7,821,000 primarily related to the multimarket exchanges with U S WEST NewVector Group, Inc. ("U S WEST NewVector") during the second quarter of fiscal 1993 ($3,812,000) and Pacific Telecom Cellular, Inc. ("PTI") during the fourth quarter of fiscal 1993 ($4,889,000).

    At September 30, 1994, the Company had net operating loss carryforwards for income tax purposes of $54,725,000, compared to $46,578,000 at September 30, 1993.

    FISCAL YEAR 1993 COMPARED WITH FISCAL YEAR 1992. As of September 30, 1993, the Company held interests in 70 RSA markets and 10 MSA markets compared to 72 RSA markets and 11 MSA markets as of September 30, 1992. All markets in which the Company held an interest were operational as of such dates.

    Cellular service revenues, including roaming revenues, increased 135% from $12,302,000 in fiscal year 1992 to $28,861,000 in fiscal year 1993. The growth was due to the increase in the number of subscribers in consolidated markets. In addition to increases in market penetration, growth resulted from an increase in the number of markets consolidated during the fiscal year from 28 at September 30, 1992 to 36 at September 30, 1993. Growth in subscribers accounted for 69% of the increase and the number of consolidated markets accounted for 31% of the increase.

    Average monthly revenue per subscriber decreased 6% from $80 in fiscal year 1992 to $75 in fiscal year 1993. This decline was consistent with industry trends and reflects the fact that initial subscribers in a market tend to use more cellular service than those who subscribe after a system has been in operation for a period of time.

    Cost of service decreased as a percentage of service revenues from 35% in fiscal year 1992 to 21% in fiscal year 1993.

    Cellular equipment revenues increased 85% from $2,605,000 in fiscal year 1992 to $4,829,000 in fiscal year 1993. The growth was due to the increase in the number of subscribers added as compared to the number of subscribers added during the prior fiscal year, which accounted for $1,381,000, or 62%, of the increase. In addition, growth resulted from an increase in the number of consolidated markets operated during the year which represented $843,000, or 38%, of the increase. Cost of equipment sales increased 57% from $3,320,000 in fiscal year 1992 to $5,218,000 in fiscal year 1993. The equipment sales margin improved in fiscal year 1993, as compared to fiscal year 1992, as the Company focused on minimizing equipment discounting.

    General and administrative costs of cellular operations increased 100% from $5,260,000 in fiscal year 1992 to $10,505,000 in fiscal year 1993, due to the growth in the customer base and the number of consolidated markets. The majority of these costs were incremental customer billing expense, roaming validation services and customer service support staff. General and administrative costs as a percentage of service revenues decreased from 43% in fiscal year 1992 to 36% in fiscal year 1993.

    Marketing and selling costs increased 62% from $5,236,000 in fiscal year 1992 to $8,465,000 in fiscal year 1993, primarily as a result of the number of subscribers added in consolidated markets. The majority of these costs were incremental sales commissions, advertising costs and incremental sales staff. Marketing costs per net new subscriber decreased 6% from $647 in fiscal year 1992 to $606 in fiscal year 1993.

    Depreciation and amortization relating to cellular operations increased 51% from $11,611,000 in fiscal year 1992 to $17,582,000 in fiscal year 1993, primarily as a result of amortization of intangible assets related to markets acquired subsequent to September 30, 1992. The Company amortized intangible assets related to acquired license rights over the remainder of the initial ten-year license term which in the case of the majority of additions to license rights from 1993 acquisitions was less than four years.

    Corporate costs and expenses in fiscal year 1992 were $3,501,000, which represented gross expenses of $12,973,000 less amounts allocated to nonconsolidated affiliates of $9,472,000. Corporate costs and expenses in fiscal year 1993 were $1,249,000, which represented gross expenses of $9,491,000 less amounts allocated to nonconsolidated affiliates of $8,242,000. The decrease in expenses and amounts allocated to nonconsolidated affiliates reflects the decrease in the number of nonconsolidated managed markets as consolidation caused corporate costs and expenses to be reclassified as cellular costs and expenses.

    Equity in net loss of affiliates decreased 28% from $8,852,000 in fiscal year 1992 to $6,339,000 in fiscal year 1993. The decrease is principally attributable to decreasing losses in markets being accounted for under the equity method at September 30, 1993, compared to September 30, 1992, due to the shift in focus in these markets from construction and initial operation to increasing penetration and subscriber usage which has caused a consistent trend of improved operating results.

    Interest expense increased 11% from $14,801,000 in fiscal year 1992 to $16,428,000 in fiscal year 1993. The increase was commensurate with increases in long-term debt.

    Interest income increased 1% from $10,616,000 in fiscal year 1992 to $10,702,000 in fiscal year 1993. The modest increase in interest income was the result of higher note balances owed to the Company by nonconsolidated affiliates, offset by lower cash and short-term investment balances, declining interest rates and the consolidation of eight additional markets during fiscal year 1993. Consolidation caused the interest earned on advances to the related affiliates to be eliminated as an intercompany transaction.

    During fiscal year 1993, the Company recognized gains on sales of affiliates of $7,821,000, primarily related to the multimarket exchanges with U S WEST NewVector during the second quarter of fiscal 1993 ($3,812,000) and with PTI during the fourth quarter of fiscal 1993 ($4,889,000). During fiscal year 1992, the Company recognized gains on sales of affiliates of $14,339,000 of which $8,711,000 was related to the disposition of the Company's interest in the Colorado Springs, Colorado wireline cellular system during the first quarter of fiscal 1992, $4,157,000 was related primarily to an exchange of interests with US West NewVector during the second quarter of fiscal 1992 and $2,310,000 was related to the disposition of the Company's interest in one limited partnership during the third quarter of fiscal year 1992.

    At September 30, 1993, the Company had net operating loss carryforwards for income tax purposes of $46,578,000, compared to $42,202,000 at September 30, 1992.

ACQUISITIONS AND SALES

    In December 1993, the Company acquired 100% of the stock of a corporation which owns and operates the Rapid City, South Dakota MSA market and owns general partnership interests in two partitioned RSA markets (South Dakota 5 (B2) and South Dakota 6 (B2)) for approximately $10,420,000 in cash plus property valued at approximately $400,000.

    In December 1993, the Company sold its interests in affiliates which held a 44.44% limited partnership interest in the wireline licensee for RSA 608 (Oregon
3) for approximately $2,076,000 in cash. The sale resulted in a gain of approximately $630,000.

    In   December  1993,  the  Company  acquired  additional  interests  in  two affiliated corporations for approximately $139,000.

    In February 1994, the Company acquired an additional 51% of the stock of an affiliate which held a 28.6% limited partnership interest in MSA 239 (Joplin, MO) for 69,051 shares of the Company's common stock, then sold the limited partnership interest for $4,494,000 in cash. The sale resulted in a gain of approximately $1,921,000.

    In March 1994, the Company acquired an additional interest in an affiliated corporation for 2,732 shares of the Company's common stock.

    In April 1994, the Company acquired three affiliated corporations which hold limited partnership interests in Utah RSA markets for 80,145 shares of the Company's common stock.

    In May 1994, the Company sold its interest in an affiliate which held a 8.125% limited partnership interest in three nonmanaged RSA markets for approximately $2,468,000 in cash. The sale resulted in a gain of approximately $841,000. Contemporaneously, the Company acquired additional limited partnership interests in four managed RSA markets for approximately $373,000.

    In July 1994, the Company acquired an additional interest in an affiliated corporation for approximately $199,000 in cash.

    In August 1994, the Company acquired an aggregate of 3.07% of the stock of a corporation which operates cellular systems throughout Kansas from two unrelated corporations for approximately $3,000,000 in cash.

    In November 1994, the Company purchased an additional 5.97% interest in Nebwest Cellular, Inc. for $1,600,000 in cash. Pursuant to the terms of a shareholder's agreement, the Company subsequently sold a portion of that interest to the other shareholders on a pro rata basis for approximately $450,000 in cash. In February 1995, the Company purchased an additional 3.37% interest in this corporation for 34,688 shares of the Company's Common Stock. In March 1995, the Company purchased an additional 2.57% interest in this corporation for 28,638 shares of the Company's Common Stock.

    In  January  1995,   the  Company   sold  a   wholly-owned  subsidiary   for
approximately $86,000 which resulted in a loss of approximately $297,000.

    In January 1995, the Company transferred its 25% interest in one nonmanaged RSA market to a partner in that market pursuant to a judgment. The judgment is currently being appealed. The Company received approximately $1,699,000 upon transfer of the interest which resulted in a gain of approximately $497,000.

    In February 1995, the Company purchased additional interests ranging from 2% to 38% in eleven managed and one nonmanaged markets for approximately $1,259,000 in cash and the issuance of 49,738 shares of the Company's Common Stock.

    The Company has entered into an agreement to sell its 61.5% interest in Nebwest Cellular, Inc. which owns 25.52% of Nebraska Cellular Telephone Corporation, the licensee for the ten wireline RSA markets in the state of Nebraska, for approximately $24,300,000 which will result in a gain after tax of approximately $19,600,000. This transaction is expected to close during July 1995. The interest to be purchased from the Company, as well as interests in the Nebraska RSA markets to be purchased from other entities, will be acquired at a cost of over $200 per pop after taking into account debt assumed or refinanced.

    In May and June of 1995, the Company acquired the interests, which range from 17% to 51%, of independent telephone companies in four entities which are affiliates of the Company for an aggregate purchase price consisting of 138,168 shares of the Company's Common Stock.

    The Company has initiated discussions regarding possible acquisition of markets or interests in Iowa, Wyoming, North Dakota and Kansas. Such acquisitions will be pursued to the extent they enhance or extend the Company's network and increase shareholder value. Accordingly, there can be no assurance that any such acquisitions will be consummated.

CHANGES IN FINANCIAL CONDITION

    SIX MONTHS ENDED MARCH 31, 1995 Net cash provided by operating activities was $747,000 during the six months ended March 31, 1995. This was primarily due to an increase to accrued interest of $364,000 and decreases of $129,000 to accounts receivable and $905,000 to inventory and other current assets. Additionally, a loss of $222,000 was recognized on the sale of available-for-sale securities during the first quarter of fiscal year 1995. Working capital increases will likely require cash in future periods as growth in the subscriber base continues.

    Net cash used by investing activities was $1,672,000 for the six months ended March 31, 1995. This was due primarily to the sale of available-for-sale securities which provided $21,427,000, offset by $12,529,000 required to fund the purchase of property and equipment, $7,515,000 to increase the investment in cellular system equipment, and $2,427,000 used for additions to investments in and advances to affiliates.

    Net cash provided by financing activities was $13,240,000 for the six months ended March 31, 1995. These proceeds include $13,409,000 of cash from incremental secured bank financing and $770,000 of cash from the issuance of Common Stock upon exercise of options.

    FISCAL YEAR 1994. Net cash used by operating activities was $7,170,000 during the year ended September 30, 1994. The rapid increase in subscribers and revenues caused an increase of $2,912,000 in accounts receivable and an increase of $4,363,000 in inventory and other current assets. Working capital increases will likely require cash in future periods as growth in the subscriber base continues.

    Net cash used by investing activities was $49,864,000 for the year ended September 30, 1994. This was due primarily to $31,455,000 of cash required to fund the purchase of property and equipment related to the Company's expansion efforts, including $6,789,000 related to nonconsolidated affiliates reflected as additions to investments in and advances to affiliates. In addition, the Company acquired the Rapid City MSA and interests in other managed markets using $13,992,000, and sold nonmanaged interests providing cash of $9,037,000.

    Net cash provided by financing activities was $13,455,000 for the year ended September 30, 1994. These proceeds include $11,149,000 of incremental secured bank financing and $1,479,000 of cash from the issuance of Common Stock upon exercise of options.

    FISCAL YEAR 1993. Net cash used by operating activities was $18,579,000 during the year ended September 30, 1993. The rapid increase in subscribers and revenues caused an increase of $3,721,000 in accounts receivable and an increase of $789,000 in inventory and other current assets. Working capital increases will likely require cash in future periods as growth in the subscriber base continues.

    Net cash used by investing activities was $29,831,000 for the year ended September 30, 1993. This was due primarily to $7,547,000 of cash required to fund the purchase of property and equipment related to the Company's expansion efforts, including $9,274,000 related to nonconsolidated affiliates reflected as additions to investments in and advances to affiliates. In addition, the Company acquired interests in other managed markets using $12,082,000, and sold nonmanaged interests providing cash of $7,334,000.

    Net cash provided by financing activities was $69,535,000 for the year ended September 30, 1993. These proceeds include $100,000,000 from the issuance of senior discount notes, and $4,950,000 of cash from the issuance of convertible subordinated notes. In addition, the Company paid down a net of $35,629,000 of secured bank financing.

LIQUIDITY AND CAPITAL RESOURCES

    GENERAL. CommNet Cellular Inc. (referred to herein as the "parent company") is effectively a holding company and, accordingly, must rely on dividends, loan repayments and other intercompany cash flows from its affiliates and subsidiaries to generate the funds necessary to satisfy the parent company's capital requirements. On a consolidated basis, the Company's principal source of liquidity is the Credit Agreements, pursuant to which CoBank agreed to lend up to $130,000,000 to CIFC generally to be reloaned by CIFC to the Company's affiliates for the construction, operation and expansion of cellular telephone systems. Of the $130,000,000, up to $57,100,000 was available to be borrowed by CIFC to be loaned to the Company for general corporate purposes, including capital expenditures, debt service and acquisitions. The Credit Agreements restrict the ability of the Company's affiliates and subsidiaries, a substantial number of which are consolidated for financial statement purposes, to make distributions to the parent company until such affiliates and subsidiaries have repaid all outstanding debt to CIFC. As a result, a substantial portion of the Company's consolidated cash flows and cash balances is not available to satisfy the parent company's capital and debt service requirements.

    The Company's budgeted capital requirements consist primarily of (i) parent company capital expenditures, working capital, debt service and certain potential acquisitions and (ii) the capital expenditures, working capital, other operating and debt service requirements of the affiliates. In addition to budgeted capital requirements, the Company is constantly evaluating the acquisition of additional cellular properties (see "Prospectus Summary -- Strategy -- Acquisitions and Dispositions"), and to the extent the Company consummates acquisitions not presently contemplated by the budget, additional capital will be required.

    As of March 31, 1995, the Company had unused commitments under the Credit Agreements of $65,940,000, of which $43,000,000 is available to be loaned to the parent company for general corporate purposes. In addition to the liquidity provided by the Credit Agreements, at March 31, 1995 the Company, on a consolidated basis, had available $14,408,000 of cash and cash equivalents, of which $14,341,000 is available to fund parent company capital and debt service requirements. In addition, the Company has entered into an agreement to sell its Nebraska RSA interests for approximately $24,300,000 in cash. See
"-- Acquisitions and Sales." The Company expects that substantially all of the net proceeds from such sale will be available to fund parent company capital expenditures and acquisitions, if any.

    On a consolidated basis, the Company's capital expenditures for fiscal year 1994 and the six months ended March 31, 1995 were $40,933,000 and $20,663,000, respectively. The Company plans to make parent company capital expenditures and fund working capital and acquisition requirements for the balance of fiscal year 1995 and for fiscal year 1996 of $28,686,000 and $29,182,000, respectively, primarily for switch capacity and computer system upgrades. Capital expenditures, working capital, and other operating requirements of the Company's affiliates are expected to be $30,760,000 and $38,860,000 for the balance of fiscal 1995 and fiscal 1996, respectively, for working capital requirements, channel expansion and additional cell sites. The Company believes operating cash flow, existing cash balances, borrowing availability under the Credit Agreements and proceeds of the sale of the Nebraska RSA interests will be sufficient to meet the anticipated capital requirements of the parent company and the affiliates.

    The Company's near-term debt service requirements will consist of interest payments on the indebtedness incurred under the Credit Agreements, interest payments on the Company's 8.75% Convertible Senior Subordinated Notes and interest payments on the Notes. Interest on the Company's 11 3/4% Senior Subordinated Discount Notes is payable in cash commencing March 1, 1999. Following the Offering and the application of the net proceeds therefrom (assuming all of the 6 3/4% Convertible Subordinated Debentures are redeemed), the Company anticipates its cash interest expense for the balance of fiscal year 1995 and for fiscal year 1996 will be $9,000,000 and $24,000,000, respectively. Revolving loan indebtedness outstanding under the Credit Agreements will be converted to term loan indebtedness at December 31, 1995 and will be amortized over the next five years. The Company is seeking to extend the termination date of the Credit Agreements to December 31, 1996. See "The Credit Agreements" below. If the extension is not obtained, the Company expects that principal amortization of $15,639,000 in respect of the Credit Agreements will be required during the course of the calendar year ending December 31, 1996. The Company believes operating cash flow, existing cash balances, borrowing availability under the Credit Agreements and the proceeds of the sale of the Nebraska RSA interests will be sufficient to meet the anticipated debt service requirements of the Company at both the parent company level and on a consolidated basis.

    Although the Company believes that the foregoing sources of liquidity will be sufficient to meet budgeted capital expenditures and debt service requirements of the parent company and the affiliates, there can be no assurance that this will be the case. In particular, there can be no assurance that the Company will be able to consummate the sale of the Nebraska RSA interests or extend the termination date of the Credit Agreements. In such event the Company believes it will be able to satisfy its capital expenditure and debt service requirements with unrestricted operating cash flow; however, the Company may be required to reduce discretionary capital spending. To the extent the Company's cash flow is not sufficient to satisfy such requirements, the Company will be required to raise funds through additional financings or asset sales.

    The Company continually evaluates the acquisition of cellular properties. Acquisitions are likely to require capital in addition to the budgeted capital requirements described above, and such requirements may in turn require the issuance of additional debt or equity securities. The Company's ability to finance the acquisition of additional cellular properties with debt financing may be constrained by certain restrictions contained in its existing debt instruments. In such event, the Company would be required to seek amendments to such instruments. There can be no assurance that such amendments could be obtained on terms acceptable to the Company.

    THE CREDIT AGREEMENTS. Pursuant to the Credit Agreements, CoBank has agreed to loan up to $130,000,000 to CIFC to be reloaned by CIFC to affiliates of the Company for the construction, operation and expansion of cellular telephone systems. In addition, as of March 31, 1995, approximately $43,000,000 of the $130,000,000 is available under the Credit Agreements to be borrowed by CIFC and loaned to the

Company for general corporate purposes. As of March 31, 1995, the outstanding balance under the Credit Agreements was approximately $64,295,000. The Credit Agreements provide, at the Company's option, for interest at 1.00% over prime (10.00% at March 31, 1995) or 2.25% over LIBOR (8.84% at March 31, 1995). The loans are secured by a first lien upon all of the assets of CIFC and each of the affiliates to which funds are advanced by CIFC. In addition, the Company has guaranteed the obligations of CIFC to CoBank and has granted CoBank a first lien on all of the assets of the Company as security for such guaranty.

    In accordance with the Company's desire to minimize interest rate fluctuations and to improve the predictability of costs incurred throughout its growth stage, CIFC has elected to fix interest rates on approximately $63,140,000 of its long-term debt payable to CoBank at rates ranging from 8.46% to 10.90%. Additionally, CIFC has entered into a prime-based interest rate swap with CoBank as a means of controlling interest rates on $2,500,000 of its variable rate loans. This swap agreement was entered into on July 1, 1993 for a three-year period ending July 1, 1996. The swap agreement requires CIFC to pay a fixed rate of 7.01% over the term of the swap, and CoBank to pay a floating rate of prime (9.00% at March 31, 1995). The weighted average interest rate of borrowings under the Credit Agreements, after giving effect to the swap, was 9.94% at May 31, 1995.

    The Credit Agreements prohibit the payment of cash dividends, limit the use of borrowings, prohibit any other senior borrowings, restrict expenditures for certain investments, require the maintenance of certain minimum levels of net worth, working capital, cash and operating cash flow and require the maintenance of certain liquidity, capitalization, debt, debt service and operating cash flow ratios. The requirements of the Credit Agreements were established in relation to the anticipated capital and financing needs of the Company's affiliates and their anticipated results of operations. The Company is currently in compliance with all covenants and anticipates it will continue to meet the requirements of the Credit Agreements. CoBank has sold participations in the Credit Agreements to two other financial institutions whose approval may be required for waivers or other amendments to the Credit Agreements requested by CIFC or the Company.

    CIFC and CoBank are negotiating to increase the facility under the Credit Agreements from the current $130,000,000 to $165,000,000. Of the increase of $35,000,000, $10,000,000 will be available for loans to affiliates of the
Company to cover capital, operating and debt service requirements and $25,000,000 will be available to fund the acquisitions of additional cellular systems, subject to certain conditions. As a result of this increase request, CoBank is currently soliciting potential participations in the facility from commercial banks. The facility will also be amended, among other things, to extend the termination date of the loans from December 31, 1995 to December 31, 1996, to reduce the principal amortization period from five to four years and to incorporate new financial covenants. The Company believes that it will be successful in obtaining the foregoing amendments to the Credit Agreements, although there can be no assurance that it will be able to do so. The Company also believes that if necessary it could refinance and replace the Credit Agreements with a secured bank facility provided by lenders other than CoBank. However, there can be no assurance that the Company would be able to secure any such facility.

                                    BUSINESS

GENERAL

    CommNet Cellular Inc. was organized under the laws of Colorado in 1983. CIFC subsequently was organized to provide financing to affiliates of the Company, and CINC was organized to acquire interests in cellular licenses. CIFC and CINC are wholly-owned subsidiaries of CommNet Cellular Inc.

    The Company operates, manages and finances cellular telephone systems, primarily in rural markets in the mountain and plains regions of the United States. The Company's cellular interests currently represent approximately 3,356,000 net Company pops in 93 markets located in 15 states. These markets consist of 83 RSA markets having a total of 6,152,000 pops and 10 MSA markets having a total of 1,274,000 pops, of which the Company's interests represent 2,734,000 and 622,000 net Company pops, respectively. Systems in which the Company holds an interest constitute the largest geographic collection of contiguous cellular markets in the United States.

    The Company was formed to acquire cellular interests through participation in the licensing process conducted by the FCC. In order to participate in that process, the Company formed affiliates which originally were owned at least 51% by one or more independent telephone companies and no more than 49% by the Company. See "-- Federal Regulation." In exchange for the Company's 49% interest, the Company agreed to provide financing to affiliates for their ongoing capital needs, as well as certain management services. The Company subsequently has purchased additional interests in many of such affiliates, as well as in additional cellular properties. The Company currently manages 55 of the 93 markets in which it holds an interest and owns a greater than 50% interest in 45 of its 55 managed markets. The Company currently finances entities holding interests representing approximately 4,459,000 pops, of which 3,356,000 are included in net Company pops and 1,103,000 are attributable to parties other than the Company.

    Since completion of the licensing process, the Company has concentrated on creating an integrated network of contiguous cellular systems comprised of markets which are managed by the Company. The network currently consists of 55 markets (48 RSA and 7 MSA markets) spanning eight states and represents approximately 3,905,000 pops and 2,915,000 net Company pops. As of March 31, 1995, the RSA and MSA managed markets had 87,377 and 36,680 subscribers, respectively. The Company has been significantly expanding radio signal coverage, with construction of 50 cell sites already complete in fiscal year 1995 and 57 additional cell sites expected to be completed by the end of the fiscal year. The Company expects that by September 30, 1995 radio signal coverage will reach 96% of the population within the managed markets and will reach 98% during fiscal year 1996. No significant expansion of radio signal coverage within the 55 managed markets, is contemplated thereafter.

    The Company's integrated network of contiguous cellular systems benefits from certain technical, operational and marketing efficiencies which have enabled the Company to produce operating results that compare favorably with other cellular operators. For example, for the calendar year 1994, the Company's average monthly revenue per subscriber in managed markets was approximately $68, compared to an industry average of $64. During the same period, the Company's acquisition cost per net added subscriber was $520, compared to $625 for the industry as a whole. In addition, during this same period the Company achieved a penetration rate of 3.5%, notwithstanding the fact that a substantial majority of the markets within the network have been operational for less than five years and are not as mature as more established markets, particularly large MSA markets with longer operating histories. Finally, the Company has achieved annual subscriber growth of over 60% in each of the last two fiscal years and has recorded positive EBITDA for the last eight fiscal quarters. EBITDA should not be considered in isolation to, or be construed as having greater significance than, other indicators of an entity's performance. See "Summary Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."

    The Company believes that certain demographic characteristics of the rural marketplace should further facilitate commercial exploitation of the network. As compared to urban residents, rural residents travel greater distances by personal vehicle and have access to fewer public telephones along drive routes. The Company believes that these factors will sustain demand for mobile telecommunication service in the rural marketplace. These same factors produce roaming revenues that are higher as a percentage of total revenues than would likely be the case in more densely populated urban areas. Roaming revenues result in higher margins because roaming calls are priced at higher rates than local calls without generating associated sales commission costs. During the 12 months ended March 31, 1995, roaming revenues constituted 30% of the Company's total managed markets service revenues, compared to 13% of industry service revenues generally for calendar year 1994.

THE COMPANY'S OPERATIONS

    GENERAL. Information regarding the Company's interests in each affiliate, the interest of each affiliate in a cellular licensee and the market subject to such license as of June 14, 1995, is summarized in the following table. The table does not reflect transactions that are pending or under negotiation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions and Sales."

                                                               AFFILIATE(S)
   MSA OR                             COMPANY INTEREST         INTEREST IN               1993          NET COMPANY
RSA CODE (1)         STATE          IN AFFILIATE(S) (2)        LICENSEE (3)       POPULATION (4)(5)     POPS (6)
- ------------  --------------------  --------------------   --------------------   ------------------   -----------
MSAs:
141           Minnesota                      49.00%        16.34% LP                   229,336             18,362
185           Indiana                       100.00%        16.67% LP                   169,124             28,193
241*(7)(8)    Colorado                       73.99%        100.00% GP                  124,638             92,220
253*(7)(8)    Iowa                           74.50%        100.00% GP                  117,652             87,651
267*(7)(8)    South Dakota                  100.00%        51.00% GP                   131,561             67,096
268*(7)(8)    Montana                        54.10%        100.00% GP                  119,363             64,575
279           Maine                          33.33%        33.33% GP                   103,417             11,488
289*(7)(8)    South Dakota                  100.00%        100.00% GP                  111,371            111,371
297*(7)(8)    Montana                       100.00%        100.00% GP                   80,098             80,098
298*(7)(8)    North Dakota                  100.00%        70.00% GP                    86,977             60,884
                                                                                    ----------         -----------
Total MSA                                                                            1,273,537            621,938

RSAs:
348*(8)       Colorado                       10.00%        100.00% GP                   43,672              4,367
349*(7)(8)    Colorado                       58.60%        100.00% GP                   61,659             36,132
351*(7)(8)    Colorado                       61.75%        100.00% GP                   62,916             38,851
352*(7)(8)    Colorado                       66.00%        100.00% GP                   25,783             17,017
353*(7)(8)    Colorado                      100.00%        100.00% GP                   65,251             65,251
354*(7)(8)    Colorado                       69.40%        100.00% GP                   44,328             30,764
355*(8)       Colorado                       49.00%        100.00% GP                   44,194             21,655
356*(8)       Colorado                       49.00%        100.00% GP                   27,259             13,357
389           Idaho                         100.00%        50.00% LP                    64,671             32,336
390           Idaho                         100.00%        33.33% LP                    15,485              5,162
392*(7)(8)    Idaho (B1)                    100.00%        100.00% LP                  132,888            132,888
393*(7)(8)    Idaho                          91.64%        100.00% GP                  280,569            257,113
415           Iowa                           49.00%        20.64% LP                   155,247             15,701
416           Iowa                           49.00%        78.57% LP                   108,129             41,629
417*(7)(8)    Iowa                          100.00%        100.00% GP                  152,597            152,597
419*          Iowa                           49.00%        91.67% GP                    54,659             24,552
420*(7)(8)    Iowa                          100.00%        100.00% GP                   63,458             63,458
424           Iowa                           49.00%        35.00% LP                    66,743             11,446
425*          Iowa                           49.00%        27.11% LP                   108,426             14,403
426*(8)       Iowa                           52.65%        93.33% GP                    84,932             41,734
427*(8)       Iowa                           53.64%        91.66% GP                   102,773             50,530

                                                               AFFILIATE(S)
   MSA OR                             COMPANY INTEREST         INTEREST IN               1993          NET COMPANY
RSA CODE (1)         STATE          IN AFFILIATE(S) (2)        LICENSEE (3)       POPULATION (4)(5)     POPS (6)
- ------------  --------------------  --------------------   --------------------   ------------------   -----------
428(8)        Kansas                        100.00%        3.07% LP                     28,103                863
429(8)        Kansas                        100.00%        3.07% LP                     31,121                955
430(8)        Kansas                        100.00%        3.07% LP                     52,640              1,616
431(8)        Kansas                        100.00%        3.07% LP                    129,852              3,986
432(8)        Kansas                        100.00%        3.07% LP                    118,599              3,641
433(8)        Kansas                        100.00%        3.07% LP                     20,138                618
434(8)        Kansas                        100.00%        3.07% LP                     81,515              2,503
435(8)        Kansas                        100.00%        3.07% LP                    126,535              3,885
436(8)        Kansas                        100.00%        3.07% LP                     57,937              1,779
437(8)        Kansas                        100.00%        3.07% LP                    104,942              3,222
438(8)        Kansas                        100.00%        3.07% LP                     81,130              2,491
439(8)        Kansas                        100.00%        3.07% LP                     42,198              1,295
440(8)        Kansas                        100.00%        3.07% LP                     29,155                895
441(8)        Kansas                        100.00%        3.07% LP                    171,226              5,257
442(8)        Kansas                        100.00%        3.07% LP                    154,341              4,738
512           Missouri (B1)                  49.00%        30.00% LP                    76,061             11,181
523*(7)(8)    Montana (B1)                  100.00%        100.00% GP                   66,841             66,841
523*(7)(8)    Montana (B2)                  100.00%        98.76% GP                    70,350             69,478
524*(7)(8)    Montana                        61.75%        100.00% GP                   37,386             23,086
525*(7)(8)    Montana                        69.40%        100.00% GP                   14,877             10,325
526*(7)(8)    Montana                       100.00%        100.00% GP                   39,843             39,843
527*(7)(8)    Montana                       100.00%        100.00% GP                  174,631            174,631
528*(7)(8)    Montana                        61.75%        100.00% GP                   63,009             38,908
529*(7)(8)    Montana                        74.50%        100.00% GP                   28,742             21,413
530*(7)(8)    Montana                        61.75%        100.00% GP                   83,488             51,554
531*(7)(8)    Montana                       100.00%        100.00% GP                   30,990             30,990
532*(7)(8)    Montana                       100.00%        100.00% GP                   19,431             19,431
533           Nebraska                       61.50%        25.52% LP                    90,016             14,128
534           Nebraska                       61.50%        25.52% LP                    31,353              4,921
535           Nebraska                       61.50%        25.52% LP                   115,108             18,066
536           Nebraska                       61.50%        25.52% LP                    35,803              5,619
537           Nebraska                       61.50%        25.52% LP                   142,155             22,311
538           Nebraska                       61.50%        25.52% LP                   105,599             16,574
539           Nebraska                       61.50%        25.52% LP                    89,125             13,988
540           Nebraska                       61.50%        25.52% LP                    58,058              9,112
541           Nebraska                       61.50%        25.52% LP                    81,697             12,822
542           Nebraska                       61.50%        25.52% LP                    85,250             13,380
553           New Mexico                     49.00%        33.33% LP                   245,584             40,108
555           New Mexico                     49.00%        25.00% LP                    76,635              9,388
557           New Mexico                     49.00%        33.33% LP                    55,076              8,995
580*(7)(8)    North Dakota                   52.76%        100.00% GP                  102,513             54,086
581*(8)       North Dakota                   49.00%        100.00% GP                   60,131             29,464
582           North Dakota                   49.00%        84.59% LP                    91,629             37,979
583*(8)       North Dakota                   49.00%        100.00% GP                   65,783             32,234
584*(7)(8)    North Dakota                   61.75%        100.00% GP                   49,671             30,672
634*(7)(8)    South Dakota                  100.00%        100.00% GP                   35,624             35,624
635*(7)(8)    South Dakota                   56.29%        100.00% GP                   22,563             12,701
636*(7)(8)    South Dakota                   57.50%        100.00% GP                   53,724             30,891
638*(7)(8)    South Dakota (B1)             100.00%        100.00% GP                   16,443             16,443
638*(7)(8)    South Dakota (B2)             100.00%        100.00% GP                    8,220              8,220

                                                               AFFILIATE(S)
   MSA OR                             COMPANY INTEREST         INTEREST IN               1993          NET COMPANY
RSA CODE (1)         STATE          IN AFFILIATE(S) (2)        LICENSEE (3)       POPULATION (4)(5)     POPS (6)
- ------------  --------------------  --------------------   --------------------   ------------------   -----------
639*(7)(8)    South Dakota (B1)              61.75%        100.00% GP                   33,390             20,618
639*(7)(8)    South Dakota (B2)              61.75%        100.00% GP                    5,568              3,438
640*(7)(8)    South Dakota                   64.49%        100.00% GP                   65,549             42,273
641*(7)(8)    South Dakota                   61.13%        100.00% GP                   71,921             43,965
642*(8)       South Dakota                   49.00%        100.00% GP                   91,706             44,936
675*(7)(8)    Utah                          100.00%        100.00% GP                   51,727             51,727
676*(7)(8)    Utah                          100.00%        100.00% GP                   86,612             86,612
677*(7)(8)    Utah (B3)                      74.50%        100.00% GP                   37,966             28,285
678*(7)(8)    Utah                          100.00%        80.00% GP                    23,840             19,072
718*(7)(8)    Wyoming                        66.00%        100.00% GP                   46,896             30,951
719*(7)(8)    Wyoming                       100.00%        100.00% GP                   72,795             72,795
720*(7)(8)    Wyoming                       100.00%        100.00% GP                  145,382            145,382
                                                                                    ----------         -----------
Total RSA                                                                            6,151,832          2,734,148
                                                                                    ----------         -----------
Total MSA and RSA                                                                    7,425,369          3,356,086
                                                                                    ----------         -----------
                                                                                    ----------         -----------

- ------------------------
(1) MSA ranking is based on population as established by the FCC. RSAs have been numbered by the FCC alphabetically by state.

(2) Represents the composite ownership interest held by the Company in the respective affiliate(s). Composite ownership by the Company in affiliate(s) of greater than 50% does not necessarily represent a controlling interest in any affiliate.

(3) Represents the composite ownership interest of the Company's affiliate(s) in the licensee for a cellular telephone system in the respective market. Composite ownership by affiliate(s) in a licensee of greater than 50% does not necessarily represent a controlling interest in such licensee. GP indicates that at least one affiliate has a general partner or controlling interest in the licensee; LP indicates that the affiliate(s) has a limited partner or minority interest.

(4)  Derived from the Strategic Marketing, Inc. 1993 population estimates.

(5) Represents population within the market area initially licensed by the FCC. The number of pops which are covered by radio signal in a market is expected to be marginally lower than the market's total pops on a going-forward basis. See "Certain Definitions."

(6) Net Company Pops represents Company Interest in Affiliate(s) multiplied by Affiliate(s) Interest in Licensee multiplied by 1993 Population.

(7) The operations of these markets are currently reflected on a consolidated basis in the Company's consolidated financial statements. The operations of the other markets in which the Company holds an interest are reflected in such financial statements on either an equity or a cost basis.

(8) The Company's interest in these markets is held, in whole or in part, directly in the licensee.

     Markets managed by the Company are denoted by an asterisk (*).

SUBSCRIBER GROWTH TABLE

    Information regarding subscribers to the MSA and RSA cellular systems managed by the Company is summarized by the following table:

                            NUMBER OF
                         MANAGED MARKETS              ESTIMATED POPULATION
                                                       OF MANAGED MARKETS                  NUMBER OF SUBSCRIBERS
                       -------------------   ---------------------------------------   -----------------------------   SUBSCRIBER
                       TOTAL   MSA    RSA      TOTAL          MSA           RSA         TOTAL       MSA        RSA       GROWTH
                       -----   ----   ----   ----------   -----------   ------------   --------   --------   -------   ----------
Sept. 30, 1987.......     0      0      0             0          0              0             0          0         0
Sept. 30, 1988.......     4      4      0       504,529    504,529(1)           0           424        424         0
Sept. 30, 1989.......     4      4      0       500,804    500,804(2)           0         1,362      1,362         0    221.23%
Sept. 30, 1990.......    18      4     14     1,687,481    500,804(2)   1,186,677(2)      6,444      3,513     2,931    373.13%
Sept. 30, 1991.......    49      5     44     3,509,779    566,722(3)   2,943,057(3)     17,952      6,387    11,565    178.58%
Sept. 30, 1992.......    49      5     44     3,509,779    566,722(3)   2,943,057(3)     35,884     11,119    24,765     99.89%
Sept. 30, 1993.......    50      6     44     3,665,758    644,526(4)   3,021,232(4)     60,381     17,898    42,483     68.27%
Sept. 30, 1994.......    55      7     48     3,906,063    771,660(5)   3,134,403(5)     99,002     30,711    68,291     63.96%
Dec. 31, 1994........    55      7     48     3,904,636    771,660(5)   3,132,976(5)    114,918     34,702    80,216     16.08%
March 31, 1995.......    55      7     48     3,904,636    771,660(5)   3,132,976(5)    124,057     36,680    87,377      7.95%

- ------------------------
(1)  Derived from 1988 Donnelley Market Service population estimates.

(2)  Derived from 1989 Donnelley Market Service population estimates.

(3)  Derived from 1990 Census Report.

(4)  Derived from 1992 Donnelley Market Service population estimates.

(5)  Derived from 1993 Strategic Marketing, Inc. population estimates.

    NETWORK CONSTRUCTION AND OPERATIONS. Construction of cellular telephone systems requires substantial capital investment in land and improvements, buildings, towers, mobile telephone switching offices
("MTSOs"), cell site equipment, microwave equipment, engineering and installation. The Company believes that it has achieved significant economies of scale in constructing the network. For example, the network uses cellular switching systems capable of serving multiple markets. As a result of the contiguous nature of the network, only 12 MTSOs are currently required to serve all 55 of the Company's managed markets. By consolidating and deploying high capacity MTSOs, the Company intends to achieve further economies of scale. Economies of scale generated by the network also have permitted the Company to use one network operations center, to centralize services such as network design and engineering, traffic analysis, interconnection, billing, roamer verification, maintenance and support and to access volume discount purchasing of cellular system equipment.

    The network also affords the Company certain technical advantages in the provision of enhanced services, such as call delivery and call forwarding. Through the use of single switching facilities serving multiple markets, the Company has implemented continuous coverage on an intrastate basis throughout most of the network. The Company has widened the area of coverage within the network by interconnecting MTSOs located in adjoining markets. The Company's current objective is to provide subscribers with "seamless" coverage throughout the network, which will permit subscribers, as they travel through the network, to receive calls and otherwise use their cellular telephone as if they were in their home market. This will occur once all of the MTSOs managed by the Company and in adjoining markets within the eight-state area are networked. The Company has achieved a high degree of network reliability through the deployment of standardized components and operating procedures, and the introduction of redundancy in switching and cell site equipment, interconnect facilities and power supply. Most of the Company's equipment is built by Northern Telecom, Inc. ("NTI"), and interconnection between MTSOs has been achieved using NTI's internal software and hardware.

    The Company began implementing the "IS-41" technical interface during fiscal 1994. This technical interface, developed by the cellular industry, allows carriers that have different types of equipment to integrate their systems with the eventual goals of establishing a national seamless network, substantially reducing the cost of validating calls and reducing fraud exposure.

    The Company also has entered into and is negotiating agreements with other cellular carriers to enhance the range of markets and quality of service available to cellular subscribers when traveling outside the network. Pursuant to existing agreements with other cellular carriers, the Company's subscribers are able to "roam" throughout most MSA and RSA markets in the United States and Canada.

    EXPANSION. The Company is in the process of "filling in" the "cellular geographic service area" or "CGSA" (as defined by the FCC) within its managed markets by adding network facilities to increase the coverage of the radio signal. The Company has been significantly expanding radio signal coverage, with construction of 50 cell sites already complete in fiscal year 1995 and 57 additional cell sites expected to be completed by the end of the fiscal year. The Company expects that by September 30, 1995, radio signal coverage will reach approximately 96% of the population within the managed markets. Expansion of signal coverage is expected to add additional subscribers, enhance use of the systems by existing subscribers, increase roamer traffic due to the larger geographic area covered by the radio signal and further improve the overall efficiency of the network. Under the rules and regulations of the FCC, expansion of signal coverage will also preserve the Company's right to provide cellular service in potentially valuable areas within the network which are not currently covered by the Company's radio signal.

    The Company continually evaluates acquisitions of cellular properties that are geographically and operationally compatible with the network. In evaluating acquisition targets, the Company considers, among other things, demographic factors, including population size and density, traffic patterns, cell site coverage, required capital expenditures and the likely ability of the Company to integrate the target market into the network. In pursuing such acquisitions, the Company may exchange interests in nonmanaged markets for interests in existing or new markets that serve to expand the network. Certain acquisitions and related dispositions may be subject to rights of first refusal held by the partners in the respective partnerships in which the Company holds an interest. Recent and pending acquisitions are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Acquisitions and Sales." The Company also from time to time may sell nonmanaged assets to raise capital for network expansion. For example, the Company has entered into an agreement to sell its interest in ten Nebraska RSA markets not managed by the Company for approximately $24,300,000 in cash. The transaction is expected to result in an after-tax gain to the Company of approximately $19,600,000 and to close in July 1995. The interest to be purchased from the Company, as well as interests in the Nebraska RSA markets to be purchased from other entities, will be acquired at a cost of over $200 per pop after taking into account debt assumed or refinanced. Proceeds from the transaction will be available to the Company to pursue acquisitions of additional managed interests.

    In an effort to provide comprehensive availability of mobile communications services to its subscribers, regardless of location throughout North America, the Company has entered into a distribution agreement with American Mobile Satellite Corporation ("AMSC"). AMSC holds an FCC construction permit to build and operate a mobile satellite service which will complement the existing terrestrial cellular system by providing mobile voice, fax and data communications in all areas not covered by cellular service. Subscribers will access AMSC's satellite through a cellular/satellite mobile phone which will route calls through the cellular network in those areas covered by cellular service and will process the call via satellite in the absence of cellular coverage. AMSC, which launched its satellite in April 1995, anticipates its service will be available some time this year. The agreement with AMSC is essentially a roaming arrangement that may add incremental value to certain customers in remote areas, but is not expected to have a material impact on the Company.

    SERVICES AND PRODUCTS. Mobile subscribers in the Company's managed markets have available to them substantially all of the services typically provided by landline telephone systems, including custom-calling features such as call forwarding, call waiting, three-way conference calling and, in most cases, voice mail services. Several price plans are presented to prospective customers so that they may choose the plan that will best fit their expected calling needs. The plans provide specific charges for custom-calling features and voice mail to offer value to the customer while enhancing airtime use and revenues for the Company. The Company also sells cellular equipment at discounted prices as a way to encourage use of its mobile services. The Company provides warranty and repair services after the sale through regional equipment service centers, which provide state-of-the-art test equipment and certified repair technicians. An ongoing review of equipment and service pricing is maintained to ensure the Company's competitiveness. Through a centralized procurement and equipment distribution strategy, the Company obtains the benefits of favorable equipment costs through bulk purchases. As appropriate, revisions to pricing of service plans and equipment pricing are made to meet local marketplace demands.

    The network affords the Company the opportunity to offer service over expanded geographic territories at favorable rates. Customers that subscribe to a stand-alone cellular system generally are charged premium roaming rates when using a cellular system outside of their home service area. The Company's subscribers are able to roam within the network and are afforded "home rate follows" pricing, whereby subscribers are charged the rate applicable in their home service area when traveling within the network. In addition, the Company's simplified retail roaming rate structure allows the customer to roam on certain adjacent carriers' systems at a preferred rate and minimizes confusion by consolidating the remainder of the country into a uniform rate. Finally, the Company offers toll-free calling across single or multiple states to its subscribers for a nominal monthly fee, due to favorably negotiated interconnect agreements.

    Because the licensed radio spectrum available to the Company was designed to serve densely populated metropolitan areas, demand for "traditional" cellular service within the network is not expected to use all available spectrum. The Company expects that this excess capacity may be adapted (at a nominal marginal cost) for data transmission, monitoring, control transaction processing and other cellular uses that are well suited for agriculture, energy and other industries that have widespread operations within the Company's rural marketplace, such as wireless network systems for mobile office applications, credit card verifications, telemetry and polling systems. The Company is working with equipment manufacturers, system integrators and value added resellers to develop and deploy these systems. The Company also is exploring the potential uses of packet data systems, an efficient method of multi-point, simultaneous polling of wireless monitoring devices, to expand the potential market for other uses of cellular technology.

    The Company also believes that certain attributes of the Company's operating infrastructure, including existing towers, established distribution channels and other administrative resources can be utilized to offer one-way paging service throughout the managed markets on a cost-efficient basis. The Company intends to commence offering such paging services in fiscal year 1996 subject to the receipt of sufficient FCC paging licenses to offer economically feasible paging services.

    The Company is committed to providing consistently high quality customer service. The Company maintains a comprehensive, centralized customer assistance department which offers the advantages of expanded customer service hours, specialized roaming and key account representatives and an automated customer information database that allows for efficiency and accuracy, while decreasing the time spent on each customer contact. The customer assistance department also supports the administrative functions required to activate a customer's phone through a high speed, call-in process and to enter the customer into the informational databases required for customer service and billing. The Company believes this centralized approach provides cost efficiencies while also addressing the critical need for quality control. To ensure that it is delivering a consistently high level of quality service, the Company monitors customer satisfaction with its network quality, sales and customer service support, billing and quality of roaming through regular surveys conducted by an independent research firm.

    In 1992 the Company began investing in TVX, Inc., which holds the distribution rights for the TVX camera systems in North, Central and South America. The TVX system provides visual verification of the cause of an alarm at the time of an incident to distinguish actual emergencies from false alarms. The TVX camera takes four pictures within five seconds and transmits them to a host computer via either the cellular or wireline networks. The Company intends to work closely with TVX, Inc. to market cellular service in conjunction with the TVX system for use at locations where phone lines are not available or as a backup when phone lines have been disabled. The Company and Automated Security Holdings, PLC ("ASH") each hold a 41% equity interest in TVX, Inc.

    MARKETING. The Company coordinates the marketing strategy for each of its managed markets. The Company markets cellular telephone service principally under the CommNet Cellular name. The use of a single name over a broad geographic territory creates strong brand-name recognition and allows the Company to achieve advertising efficiencies.

    The Company believes that a key competitive advantage in marketing its service is the large geographic area covered by the network. The seamless coverage being developed in the network is critical to marketing, as customers are attracted to the higher percentage of delivered calls that such coverage provides. Furthermore, the Company's "home rate follows" pricing allows customers to make calls from anywhere in the network without incurring additional daily fees or surcharges which usually occur when customers roam outside of their home market. Additionally, the Company uses the "Follow Me Roaming" service provided by GTE Telecommunication Services, Inc. ("GTE") which permits customers to receive calls in any market that is part of the Follow Me Roaming system without having to dial complicated access codes. The Company also offers discounted roaming prices, and expects to be able to offer enhanced services, in certain markets as a result of arrangements to link with certain adjacent markets managed by other cellular carriers. See "-- The Company's Operations -- Network Construction and Operations." In addition, the Company offers toll-free calling statewide or across multiple states to its subscribers for a nominal monthly fee. In a majority of the Company's managed RSA markets, the Company was the first cellular system operator to provide service in the market, thereby affording a significant competitive advantage.

    Historically, the Company has relied to a significant extent on direct sales representatives and on independent sales agents. The Company is currently emphasizing development of a new channel of distribution represented by 17 Company-owned retail stores located within the network, which will be supplemented by 11 additional Company-owned retail stores scheduled to open by the end of fiscal year 1995. The retail distribution channel is also being expanded by the addition of 19 Wal-Mart-Registered Trademark- kiosks staffed by Company personnel. The Company believes that development of retail distribution channels owned or staffed by the Company will increase customer additions, enhance customer service and generate cost efficiencies in the acquisition of new subscribers. The Company also maintains 46 direct sales representatives and 596 agents or outlets, including 52 Radio Shack and eight -C-Sears stores which have exclusive distribution agreements with the Company. In general, such agents earn a fixed commission which can vary depending upon the price plan sold when a customer subscribes to the Company's cellular service and remains a subscriber for a certain period of time. Being first to market in the majority of the Company's managed RSA markets has also allowed the Company to obtain exclusive marketing agreements with the leading telecommunication retailers in a particular market and to obtain prime locations for its sales centers.

    SUBSCRIBERS. To date, a substantial majority of the subscribers who use cellular service in markets in which the Company holds interests have been business users of mobile communication services. This trend is consistent with the experience of the cellular industry generally, although given the Company's geographic presence in the mountain and plains states, its customers have tended to include proportionally more persons in the agricultural and energy industries. The Company believes that certain demographic characteristics of the rural marketplace will enhance the Company's ability to market cellular service to its primary customer base within its managed RSA markets. On average, rural residents spend a higher percentage of their annual household income on transportation and travel a relatively greater distance by personal vehicle than do urban residents. The relatively large average distance between public telephones in the rural marketplace is an additional factor that increases the need for mobile telecommunication services in that market.

    MANAGEMENT AGREEMENTS. Management agreements generally applicable to the Company's RSA markets appoint the Company as exclusive management agent of the licensee with specifically enumerated responsibilities relating to the day-to-day business operation of the licensee, although the licensee retains ultimate control over its cellular system. Generally, the RSA management agreements are for an initial term of five years and are automatically renewed for additional terms unless terminated by notice from either party prior to expiration of the then current term. The agreements provide for reimbursement to the Company of expenses incurred on behalf of the affiliate or licensee.

    The Company has entered into management agreements with three MSA affiliates pursuant to which the Company has been appointed the exclusive management agent for each such affiliate. The MSA management agreements appoint the Company as managing agent of the respective MSA affiliate with specifically enumerated responsibilities relating to the day-to-day business operation of the affiliate. In cases in which the affiliate is the general partner in the licensee, the Company acts as exclusive management agent for the licensee, although the licensee retains ultimate control over its cellular system. The MSA management agreements provide for compensation to the Company in an amount equal to 10% of the distributions to the affiliate derived from the affiliate's interest in the licensee, although compensation to date under these agreements has not been material. The agreements also provide for reimbursement for reasonable administrative and overhead expenses. In cases in which the affiliate is a general partner in the licensee, the agreements generally were for an initial term of two years, were extended for an additional three years and are automatically renewed for one-year terms thereafter unless terminated by notice from either party prior to expiration of the then current term. In cases in which the affiliate is a limited partner in the licensee, the agreements generally were for an initial term of five years and are automatically renewed for additional five-year terms unless terminated by notice from either party prior to expiration of the then current term.

    The Company has also entered into a management agreement with CINC, whereby it manages all systems owned by CINC and in which CINC is the general partner.

    HISTORY. The Company initially acquired its cellular interests by participating in the wireline licensing process conducted by the FCC. In order to participate in that process, the Company formed affiliates which were originally owned at least 51% by one or more independent telephone companies and no more than 49% by the Company. In exchange for the Company's 49% interest, the Company provided a financing commitment to the affiliates for their capital needs, as well as certain management services. In addition to obtaining interests in cellular markets through participation in the FCC licensing process, the Company also has purchased direct interests in additional markets in order to expand the network.

    FINANCING ARRANGEMENTS WITH AFFILIATES; CIFC. CIFC has entered into loan agreements with RSA and MSA affiliates to finance or refinance the costs related to the construction, operation and expansion of cellular telephone systems in which such affiliates own an interest. The loans are financed with funds borrowed by CIFC from CoBank and the Company. As of March 31, 1995, CIFC had entered into loan agreements with 50 RSA affiliates, 5 MSA affiliates and CINC and had advanced $193,754,000 thereunder, including $104,928,000 to entities which are consolidated for financial reporting purposes. All loans to affiliates from CIFC bear interest at 1% over the average cost of CoBank borrowings and are secured by a lien upon all assets of the entity to which funds are advanced. Loans from CIFC to affiliates will be repaid from funds generated by operations of the licensee or distributions to affiliates by licensees in which such affiliates own an interest. Amounts paid to CIFC will be applied by CIFC towards payment of its obligations to CoBank and the Company. The repayments allocated to the Company will be retained by CIFC and used to offset future loans which would otherwise have been made by the Company. The Company has made and will continue to make advances to affiliates on an interim basis. Funds borrowed from CIFC by affiliates are used to repay the Company for such interim advances. As of March 31, 1995, the Company had outstanding interim advances of $33,537,000 to affiliates, which advances bear interest at 2% over the prime rate.

    As of March 31, 1995, the Company and CIFC had advanced a total of $197,242,000 to RSA and MSA affiliates and to finance switches. Based on its proportionate ownership interests in these affiliates, the

Company's   share  of  total  affiliate  and   switch  loans  and  advances  was
$145,002,000. The assets of the affiliates in which the Company has investments or advances represent 4,459,000 pops, which include 3,356,000 net Company pops.

    THE CELLULAR TELEPHONE INDUSTRY. Cellular telephone service is a form of wireless telecommunication capable of providing high quality, high capacity service to and from mobile, portable and fixed radio telephones. Cellular telephone technology is based upon the division of a given market area into a number of regions, or "cells," which in most cases are contiguous. Each cell contains a low-power transmitter-receiver at a "base station" or "cell site" that communicates by radio signal with cellular telephones located in the cell. The cells are typically designed on a grid, although terrain factors, including natural and man-made obstructions, signal coverage patterns and capacity constraints may result in irregularly shaped cells and overlaps or gaps in coverage. Cells generally have radiuses ranging from two miles to more than 25 miles. Cell boundaries are determined by the strength of the signal emitted by the cell's transmitter-receiver. Each cell site is connected to a MTSO, which, in turn, is connected to the local landline telephone network.

    When a cellular subscriber in a particular cell dials a number, the cellular telephone sends the call by radio signal to the cell's transmitter-receiver, which then sends it to the MTSO. The MTSO completes the call by connecting it with the landline telephone network or another cellular telephone unit. Incoming calls are received by the MTSO, which instructs the appropriate cell to complete the communications link by radio signal between the cell's transmitter-receiver and the cellular telephone. By leaving the cellular telephone on, a signal is emitted so the MTSO can sense in which cell the cellular telephone is located. The MTSO also records information on system usage and subscriber statistics.

    The FCC has allocated the cellular telephone systems frequencies in the 800 MHz band of the radio spectrum. Each of the two licensees in each cellular market is assigned 416 frequency pairs. Each conversation on a cellular system occurs on a pair of radio talking paths, thus providing full duplex (i.e., simultaneous two-way) service. Two distinguishing features of cellular telephone systems are: (i) frequency reuse, enabling the simultaneous use of the same frequency in two or more adequately separated cells, and (ii) call hand-off, occurring when a deteriorating transmission path between a cell site and a cellular telephone is rerouted to an adjacent cell site on a different channel to obtain a stronger signal and maintain the call. A cellular telephone system's frequency reuse and call hand-off features result in far more efficient use of available frequencies and enable cellular telephone systems to process more simultaneous calls and service more users over a greater area than pre-cellular mobile telephone systems.

    Frequency reuse is one of the most significant characteristics of cellular telephone systems. Each cell in a cellular telephone system is assigned a specific set of frequencies for use between that cell's base station and cellular telephones located within the cell, so that the radio signals being used in one cell do not interfere with those being used in adjacent cells. Because of the relatively low transmission power of the base stations and cellular telephones, two or more cells sufficiently far apart can use the same frequencies in the same market without interfering with one another.

    A cellular telephone system's capacity can be increased in various ways. Within certain limitations, increasing demand may be met by simply adding available frequency capacity to cells as required or, by using directional antennas, dividing a cell into discrete multiple sectors or coverage areas, thereby facilitating frequency reuse in other cells. Furthermore, an area within a system may be served by more than one cell through procedures which utilize available channels in adjacent cells. When all possible channels are in use, further growth can be accomplished through a process called "cell splitting." Cell splitting entails dividing a single cell into a number of smaller cells serviced by lower-power transmitters, thereby increasing the reuse factor and the number of calls that can be handled in a given area. Expected digital transmission technologies will provide cellular licensees with additional capacity to handle calls on cellular frequencies. As a result of present technology and assigned spectrum, however, there are limits to the number of signals that can be transmitted simultaneously in a given area. In highly populated MSAs, the level of demand for mobile and portable service is often large in relation to the existing capacity. Because the primary objective of the cellular licensing process is to address mobile and portable uses, operators in highly populated MSAs may have capacity constraints which limit their ability to provide alternate cellular service. The Company does not anticipate that the provision of mobile and portable services within the network will require as large a proportion of the systems' available spectrum and, therefore, the systems will have more available spectrum with which to pursue data applications, which may enhance revenues.

    Call hand-off in a cellular telephone system is automatic and virtually unnoticeable to either party to the call. The MTSO and base stations continuously monitor the signal strength of calls in progress. The signal strength of the transmission between the cellular telephone and the base station declines as the caller moves away from the base station in that cell. When the signal strength of a call declines to a predetermined threshold level, the MTSO automatically determines if the signal strength is greater in another cell and, if so, hands off the cellular telephone to that cell. The automatic hand-off process within the system takes a fraction of a second. However, if the cellular telephone leaves the reliable service areas of the cellular telephone system, the call is disconnected unless an appropriate technical interface is established with an adjacent system through intersystem networking arrangements.

    FCC rules require that all cellular telephones be functionally compatible with cellular telephone systems in all markets within the United States and with all frequencies allocated for cellular use, so that a cellular telephone may be used wherever a subscriber is located, subject to appropriate arrangements for service charges. Changes to cellular telephone numbers or other technical adjustments to cellular telephones by the manufacturer or local cellular telephone service businesses may be required, however, to enable the subscriber to change from one cellular service provider to another within a service area.

    Because cellular telephone systems are fully interconnected with the landline telephone network and long distance networks, subscribers can receive and originate both local and long-distance calls from their cellular telephones.

    Cellular telephone systems operate under interconnection agreements with various local exchange carriers and interexchange carriers. The interconnection agreements establish the manner in which the cellular telephone system integrates with other telecommunications systems. The cellular operator and the local landline telephone company must cooperate in the interconnection between the cellular and landline telephone systems, to permit cellular subscribers to call landline subscribers and vice versa. The technical and financial details of such interconnection arrangements are subject to negotiation and vary from system to system.

    While most MTSOs process information digitally, most radio transmission of cellular telephone calls are done on an analog basis. Digital technology offers advantages, including improved voice quality, larger system capacity, and perhaps lower incremental costs for additional subscribers. The conversion from analog to digital radio technology is expected to be an industry-wide process that will take a number of years. However, based on estimated capacity requirements, the Company does not foresee a need to convert to digital radio transmission technology in the near or intermediate term.

COMPETITION

    GENERAL. The cellular telephone business is a regulated duopoly. The FCC awarded only two licenses in each market, although certain markets have been subdivided as a result of voluntary settlements. One of these licenses initially was awarded to an entity that was majority owned by local telephone companies or their affiliates and the other license was awarded to an entity that did not provide such service. Each licensee has the exclusive use of a defined frequency band within its market.

    The primary competition for the Company's mobile cellular service in any market comes from the other licensee in such market, which may have significantly greater resources than the Company and its affiliates. Competition is principally on the basis of coverage, services and enhancements offered, technical quality of the system, quality and responsiveness of customer service and price. Such competition may increase to the extent that licenses pass from weaker stand-alone operators into the hands of better capitalized and more experienced cellular operators who may be able to offer consumers certain network advantages similar to those offered by the Company. Within the network, the Company has three primary direct competitors, in addition to a number of stand-alone operators. The Company also faces competition from other communications technologies that now exist, such as SMR and paging services, and may face competition from technologies introduced in the future.

    COMPETITION FROM OTHER TECHNOLOGIES. Potential users of cellular systems may find an increasing number of current and developing technologies able to meet their communication needs. For example, SMRs of the type generally used by taxicab and tow truck services and other communications services have the technical capability to handle mobile telephone calls (including interconnection to the landline telephone network) and may provide competition in certain markets.

    Although SMR operators are currently subject to limitations that make usage of SMR frequencies more appropriate for short dispatch messages, the FCC has granted waivers of its rules to permit the construction and operation of low powered "cellular-like" services using a collection of SMR frequencies ("ESMR") in a number of markets in the United States. Recent legislation permits commercial mobile service providers, including SMR providers, to obtain upon demand physical interconnection with the landline telephone network. Such interconnection enhances an SMR provider's ability to compete with cellular operators, including the Company. The FCC has encouraged ESMR activities and has amended its rules to establish an Expanded Mobile Service Provider ("EMSP") licensing approach that would facilitate such operations. The new rates grant a new type of 800 Mhz wide-area license that would permit channels to be aggregated for operation of systems throughout defined geographic areas. A new rulemaking is underway to determine what protections will be afforded to existing SMR licensees that may now be subject to relocation.

    One-way paging or beeper services that feature voice message and data-display as well as tones may be adequate for potential cellular subscribers who do not need to transmit back to the caller. SMR and paging systems are in operation in many of the service areas within the network.

    The FCC is now licensing commercial PCS. PCS is not a specific technology, but a variety of potential technologies that could compete with cellular telephone systems. The FCC has identified two categories of PCS: broadband and narrowband. In 1993, Congress enacted legislation requiring the FCC to adopt final rules for licensing broadband and narrowband PCS by February 1994. This legislation also required the FCC to commence issuing licenses for narrowband PCS by October 1994 and broadband PCS by December 1994. Licenses will be awarded by competitive bidding. Auctions for the first two spectrum blocks have been completed. Absent delays caused by any judicial proceedings, PCS systems can be expected to commence operation in major metropolitan areas as early as the end of calendar year 1995. See "Federal Regulation -- Recent Legislation."

    The FCC has adopted rules to authorize the operation of new narrowband PCS systems in the 900 Mhz band. The possible new services using this 900 MHz band spectrum include advanced voice paging, two-way acknowledgment paging, data messaging, electronic mail and facsimile transmissions. These services most likely will be provided using a variety of devices, such as laptop and palmtop computers and computerized "personal organizers" that allow receipt of office messages, calendar planning, and document editing from remote locations in some circumstances.

    The FCC also has adopted rules to authorize the operation of new, broadband PCS systems in the 2 GHz band. Equipment proposed for broadband PCS includes small, lightweight and wireless telephone handsets; computers that can communicate over the airwaves wherever they are located; and portable facsimile machines and other graphic devices. The regulatory plan adopted for broadband PCS includes an allocation of spectrum, a flexible regulatory structure, eligibility restrictions and technical and operational rules. In a related matter in the same proceeding, the FCC revised its cellular rules to explicitly state that cellular licensees may provide any PCS-type services (including wireless PBX, data transmission and telepoint services) on their 800 MHz band cellular channels without prior notification to the FCC (other than the notification required to report the construction of new cell sites).

    The FCC has allocated 140 MHz of spectrum in the 2 GHz band for the provision of licensed and unlicensed broadband PCS. Much of the spectrum allocated for broadband PCS is already occupied by microwave licensees. As a general proposition, broadband PCS licensees will be required to pay the costs associated with relocating these existing microwave users to other portions of the radio spectrum.

    Of the 140 MHz of spectrum allocated to broadband PCS, 120 MHz has been allocated for licensed PCS. The 120 MHz of spectrum allocated to licensed PCS has been divided into six channel blocks, as follows: i) two channel blocks (Blocks A and B) have been allocated 30 MHz of spectrum each, and will be licensed on the basis of 51 Major Trading Areas ("MTAs"), iii) three channel blocks (Blocks D, E and F) have been allocated 10 MHz of spectrum each and will be licensed on the basis of 493 Basic Trading Areas ("BTAs"). In a separate proceeding dealing with spectrum auctions and consistent with a directive contained in recently-enacted legislation, the FCC has granted licensing preferences on the Block C and F spectrum allocations for small businesses, rural telephone companies and minority/woman-owned businesses, although the validity of such preferences may be subject to legal challenge.

    Subject to a five percent cross-ownership benchmark, spectrum aggregation will be permitted in broadband PCS, but will be limited to 40 MHz of spectrum per service area to prevent any one person or entity from exercising undue market power.

    As a general rule, cellular licensees will be permitted to participate in broadband PCS on the 30 MHz frequency block outside of their existing cellular service areas or in any area where the cellular licensee serves less than ten percent of the 1990 census population of the PCS service area. Under this criterion, a cellular licensee will be ineligible to apply for one of the 30 MHz spectrum blocks if the composite reliable service area contour of its cellular system embraces ten percent or more of the 1990 census population of the PCS service area. Generally, with respect to PCS service areas in which there is ten percent or more cumulative 1990 census population overlap between the cellular and PCS service areas, the cellular carrier will be eligible to hold only one 10 MHz BTA license in addition to its cellular interest.

    The ownership attribution benchmark for cellular interests has been set at 20%. Therefore, for eligibility purposes, cellular licensees are defined as entities which have an ownership interest of 20% or more in a cellular system.

    Broadband PCS licensees will be subject to minimum construction requirements. Broadband PCS licenses will be awarded for a period of ten years, with provisions for a license renewal expectancy similar to the rules that currently apply to cellular licensees.

    Of the 160 MHz of spectrum allocated for broadband PCS, the remaining 40 MHz has been allocated for unlicensed devices. These unlicensed devices will be used in a variety of contexts, such as office environments, to provide such services as high and low speed data links between computing devices, cordless telephones and wireless PBXs. The unlicensed devices will be governed under Part 15 of the FCC's rules, and will not be subject to auctions.

    It is uncertain what the effect on the Company of these new personal communications services will be. The Company believes that PCS likely will not compete directly with cellular telephone service in the rural marketplace, but there can be no assurance that this will be the case. Management of the Company believes that technological advances in present cellular telephone technology in conjunction with buildout of the present cellular systems throughout the nation with cell splitting and microcell technology would provide essentially the same services as the proposals described above, but there is no assurance that this will happen. The FCC is expected to issue operating authority for personal communications services competitive to the Company's services in the markets in which the Company holds interests in cellular systems. This could result in one or more additional competitors in each of the Company's markets.

    Technological advances in the communications field continue to occur and make it difficult to predict the extent of additional future competition for cellular systems. For example, several mobile satellite systems are planning to initiate service in the 1995 - 1999 time frame. Although satellite service may offer a customer worldwide coverage, the substantial investments required to initiate service, as well as significant technical, political, and regulatory hurdles that need to be overcome may impede the early growth of this technology. Recent legislation may make available up to 200 MHz of spectrum for new communications systems. See "Federal Regulation -- Recent Legislation." Each of these systems could provide services that compete with those provided by the Company. The FCC has also authorized Basic Exchange Telecommunications Radio Service to make basic telephone service more accessible to rural households and businesses.

FEDERAL REGULATION

    OVERVIEW. The construction, operation and acquisition of cellular systems in the United States are regulated by the FCC pursuant to the Communications Act and the rules and regulations promulgated thereunder (the "FCC rules"). The FCC rules govern applications to construct and operate cellular systems, licensing and administrative appeals and technical standards for the provision of cellular telephone service. The FCC also regulates coordination of proposed frequency usage, height and power of base station transmitting facilities and types of signals emitted by such stations. In addition, the FCC regulates (or forbears from regulating) certain aspects of the business operations of cellular systems. It has declined to regulate the price and terms of offerings to the public, although states may do so to assure development of competitive markets, provided certain conditions are met. See "-- Recent Legislation."

    INITIAL REGULATION. For licensing purposes, the FCC established 734 discrete geographically defined market areas comprising 306 MSAs and 428 RSAs. In each market area, the FCC awarded only two licenses authorizing the use of radio frequencies for cellular telephone service. The allocated cellular frequencies were divided into two equal 25 MHz blocks. One block of frequencies, and the associated operating license, was initially reserved for exclusive use by an entity that was majority owned and controlled by local landline telephone companies or their affiliates. The second block of frequencies initially was reserved for use by entities that did not provide landline telephone service in the market area. Upon the issuance of a construction permit, either wireline or nonwireline, such construction permit could be sold to any qualified buyer, regardless of telco affiliation. The FCC generally prohibits a single entity from holding an interest in both the wireline and the nonwireline licensee in the same market.

    RSAs were divided along county lines and consist of one or more contiguous counties within a single state. The RSAs were numbered alphabetically by state, rather than on the basis of population. The FCC applied a licensing policy for RSA markets similar to that utilized in the MSAs. Applications for both the wireline and nonwireline license in each RSA were filed simultaneously. In RSAs, the FCC allowed only wireline applicants to form pre-lottery settlement entities. If a full market wireline settlement was not negotiated, the FCC chose among mutually exclusive applicants for each license through the use of a lottery.

    Upon favorable review of the lottery winner or settlement entity, designation of the tentative selectee and following a public comment period, the FCC issued a construction permit for the cellular telephone system on each frequency block in a specified market. An operating license was then granted for an initial term of ten years (although a license may be revoked during its term for cause after formal proceedings by the FCC).

    LICENSE RENEWAL. The FCC has established rules and procedures to process cellular renewal applications filed by existing carriers and the competing applications filed by renewal challengers. Subject to one exception discussed below, the renewal proceeding is a two-step hearing process. The first step of the hearing process is to determine whether the existing cellular licensee is entitled to a renewal expectancy, and otherwise remains basically qualified to hold a cellular license. Two criteria are evaluated to determine whether the existing licensee will receive a renewal expectancy. The first criterion is whether the licensee has provided "substantial" service during its past license term, defined as service which is sound, favorable and substantially above a level of mediocre service which minimally might justify renewal. The second criterion requires that the licensee must have substantially complied with applicable FCC rules and policies and the Communications Act. Under this second criterion, the FCC determines whether the licensee has demonstrated a pattern of compliance. The second criterion does not require a perfect record of compliance, but if a licensee has demonstrated a pattern of noncompliance it will not receive a renewal expectancy. If the FCC grants the licensee a renewal expectancy during the first step of the hearing process and the licensee is basically qualified, its license renewal application will be automatically granted and any competing applications will be denied. If however, the FCC denies the licensee's request for renewal expectancy, the licensee's application will be comparatively evaluated under specifically enumerated criteria with the applications filed by competing applicants.

    The exception to the two-step renewal hearing process allows a competing applicant proposing to provide service that far exceeds the service presently being provided by the incumbent licensee to request a waiver of the two-step process. If the waiver request is granted, the FCC will hold only a comparative hearing, I.E., it will not make a threshold determination in the first instance as to whether the incumbent licensee is entitled to a renewal expectancy.

    CELLULAR SERVICE AREA. Under FCC rules, the authorized service area for a cellular licensee in a market is referred to as the CGSA. In all FCC-designated markets, at least one cell site must have been placed into commercial service within 18 months after the award of the construction permit. The CGSA is defined as the area served by the cellular licensee (as computed by a mathematical formula based on the height and power of operating cell sites within which the licensee is entitled to protection from interference on its frequencies). The CGSA will be smaller than the designated FCC market if a licensee has not fully built-out its system, or it may be larger than the market if the licensee serves areas of adjacent markets that are unserved by the adjacent licensee. Cellular licensees do not need to obtain FCC authority prior to increasing the CGSA within their FCC-designated market during the five-year period after the
construction  permit  is  initially  granted   for  the  market.  However,   FCC
notification of construction is still required. After the five-year exclusive period has expired, any entity may apply to serve the unserved areas of the market that comprises at least 50 contiguous square miles and are outside of the licensees' CGSA (an "unserved area application"). The Company has selected target expansion areas based upon specific financial criteria and does not plan to expand in areas where these criteria are not projected to be met.

    Unserved area applications are filed in two phases, Phase I and Phase II. During the first half of 1993, the FCC accepted Phase I unserved area applications for frequency blocks in all markets where: the five-year fill-in period had already expired or would expire on or before March 15, 1993; no applications for initial authorizations were filed; and authorizations were surrendered, or canceled for failure to meet the 18-month construction deadline or other reasons. For all other markets, Phase I applications are due on the 31st day following expiration of the five-year fill-in period. All Phase I applications for a given market are deemed mutually exclusive even if their proposed CGSAs do not overlap. Once an authorization has been granted to a Phase I applicant, the permittee has 90 days within which to file an application requesting FCC authority to make major modifications to its Phase I system. The FCC will not accept any other applications for unserved areas in the market during this period that are mutually exclusive with the Phase I carrier's major modification application.

    Phase II unserved area applications for any remaining area may be filed on the 121st day after the Phase I authorization has been granted (or if no Phase I applications are filed, on the first day after Phase I applications for that market are permitted). In the event mutually exclusive applications are filed the authorization will be issued by auction. Phase II applications may propose CGSAs that cover area in more than one market. Phase II applications are deemed to be mutually exclusive only if their CGSAs overlap in such a way that the grant of one would preclude the grant of the other. Phase II applications will be placed on public notice by the FCC, and all interested and qualified parties will have an opportunity to apply for the same market area within 30 days of the public notice.

    Applicants for unserved areas not contiguous with licensed systems must propose to serve a minimum of 50 contiguous square miles and must demonstrate their financial qualifications to construct the proposed system and to operate it for one year (assuming no revenues). Existing licensees proposing to expand their systems through the filing of an unserved area application are not subject to the 50 square mile minimum coverage rule, nor are they required to make a financial qualifications showing. Under recent legislation described below, mutually exclusive unserved area applications are processed by lottery selection procedures (for applications filed prior to July 26, 1993) or by auctions (for applications filed after July 26, 1993), and existing cellular carriers receive no preference in the lottery selection or auction process.

    Unserved area cellular carriers (both Phase I and Phase II) are accorded one year within which to complete construction of their systems. Unserved area cellular carriers are not accorded a five-year fill-in period. If an unserved area cellular carrier forfeits its authorization for failure to construct, the areas which thereby revert to "unserved" status may be applied for under Phase II procedures.

    ALIEN OWNERSHIP RESTRICTIONS. The Communications Act prohibits the issuance of a license to, or the holding of a license by, any corporation of which any officer or director is a non-U.S. citizen or of which more than 20% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or a representative thereof, or by any corporation organized under the laws of a foreign country. The Communications Act also prohibits the issuance of a license to, or the holding of a license by, any corporation directly or indirectly controlled by any other corporation of which any officer or more than 25% of the directors are non-U.S. citizens or of which more than 25% of the capital stock is owned of record or voted by non-U.S. citizens or their representatives or by a foreign government or representative thereof, or by any corporation organized under the laws of a foreign country, although the FCC has the power in appropriate circumstances to waive these restrictions. The FCC has interpreted these restrictions to apply to partnerships and other business entities as well as corporations, with certain modifications. Failure to comply with these requirements may result in denial or revocation of licenses. The Articles of Incorporation of the Company contain prohibitions on foreign ownership or control of the Company that are substantially similar to those contained in the Communications Act.

    RECENT LEGISLATION. The Omnibus Budget Reconciliation Act of 1993 (the "Budget Act"), among other things, generally requires the FCC to work with the Department of Commerce to reallocate at least 200 MHz of spectrum from federal government use to private commercial use; to issue initial licenses for radio spectrum for which mutually exclusive applications have been filed for the purpose of offering commercial communications services to subscribers either by comparative hearing or competitive bidding (I.E., auctions); to treat as common carriers PCS licensees as well as providers of commercial mobile services (including SMR services) that previously were regulated as private carriers; to issue final rules relating to the licensing of PCS; and to impose regulatory fees upon virtually all FCC licensees, including cellular licensees, to help recover the FCC's administrative costs in regulating such entities (the "Spectrum Legislation").

    In devising a methodology for auctions between mutually exclusive applicants, the Spectrum Legislation directs the FCC, among other things, to promote the development and rapid deployment of new technologies, products and services to the public, including those residing in rural areas. Further, the Spectrum Legislation prohibits the FCC from conducting lotteries to issue initial licenses for commercial services for which mutually exclusive applications are filed, unless one or more applications for such license were accepted for filing prior to July 26, 1993. Thus, all future initial applications for cellular unserved areas (if deemed to be mutually exclusive) and all applications for PCS licenses, would be issued by a competitive bidding process. Competitive bidding will not apply to applications for license renewal or applications to assign or transfer control of existing licenses.

    The Spectrum Legislation also preempts state rate or entry regulation on commercial mobile services unless a particular state petitions the FCC for authority to exercise (or continue exercising) such regulatory authority and the FCC grants the petition. The Spectrum Legislation also directs the FCC to assess and collect regulatory fees from virtually all FCC licensees, including cellular carriers. Under the initial fee schedule, cellular carriers are required to pay an annual fee of $60.00 per 1,000 subscribers.

STATE, LOCAL AND OTHER REGULATION

    STATE. Following receipt of an FCC construction permit and prior to the commencement of commercial service (prior to construction in certain states), a cellular licensee must also obtain any necessary approvals from the appropriate regulatory bodies in each of the states in which it will offer cellular service. Certain states require cellular system operators to be certified by such state to serve as common carriers. In addition, certain state authorities regulate certain service practices of cellular system operators. While such state regulations may affect the manner in which the Company's affiliates conduct their business and could adversely affect their profitability, they should not place the Company's affiliates at a competitive disadvantage with other service providers in the same markets. The Company has not experienced and does not presently contemplate any regulatory constraints, difficulties or delays.

    FAA, ZONING AND OTHER LAND USE. The location and construction of cellular transmitter towers and antennas are subject to Federal Aviation Administration ("FAA") regulations and may be subject to federal, state and local environmental regulation as well as state or local zoning, land use and other regulation. Before a system can be put into commercial operation, the grantee of a construction permit must obtain all necessary zoning and building permit approvals for the cell sites and MTSO locations and must secure state certification and tariff approvals, if required. The time needed to obtain zoning approvals and requisite state permits varies from market to market and state to state. Likewise, variations exist in local zoning processes. There can be no assurance that any state or local regulatory requirements currently applicable to the systems in which the Company's affiliates have an interest will not be changed in the future or that regulatory requirements will not be adopted in those states and localities which currently have none.

EMPLOYEES

    As of June 14, 1995, the Company had 404 full-time employees. The Company engages the services of independent contractors on an as-needed basis.

PROPERTIES

    In addition to the direct and attributable interests in cellular licensees discussed in this Prospectus, the Company leases its principal executive offices (consisting of approximately 49,900 square feet) located in Englewood, Colorado. The Company and its affiliates lease and own locations for inventory storage, microwave, cell site and switching equipment and administrative offices.

LEGAL PROCEEDINGS

    There are no material, pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of their property is the subject which, if adversely decided, would have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICES AND DIRECTORS

    The following table sets forth certain information regarding the executive officers and directors of the Company:

            NAME                 AGE                                    POSITION
- ----------------------------     ---     ----------------------------------------------------------------------
Arnold C. Pohs                   66      Chairman of the Board, President, Chief Executive Officer and Director
Daniel P. Dwyer (1)              35      Executive Vice President, Treasurer, Chief Financial Officer and
                                          Director
Andrew J. Gardner                40      Senior Vice President and Controller
Homer Hoe                        45      Executive Vice President and Chief Information Officer
Doron Lurie                      35      Executive Vice President and Chief Operating Officer
David S. Lynn                    37      Senior Vice President -- Network Operations
Timothy S. Morrissey             42      Senior Vice President -- Sales Operations
Amy M. Shapiro                   41      Vice President, Secretary and General Counsel
John E. Hayes, Jr. (1)(2)        57      Director
Robert J. Paden (2)              39      Director
David E. Simmons (1)(2)          37      Director

- ------------------------
(1)  Member of the Audit Committee.

(2)  Member of the Compensation Committee.

    The Company's Articles of Incorporation provide for a classified Board of Directors consisting of three classes, each class to be as nearly equal in number as possible. The members of each class are elected to a three-year term and one class is elected at each annual meeting. Messrs. Pohs and Paden are members of Class I with terms expiring at the 1997 Annual Meeting of Stockholders (to be held in February 1998);

Mr. Simmons is a member of Class II with a term expiring at the 1995 Annual Meeting (to be held in February 1996); and Messrs. Dwyer and Hayes are members of Class III with terms expiring at the 1996 Annual Meeting (to be held in February 1997).

    ARNOLD C. POHS has been Chairman of the Board of the Company since February 1991, President and Chief Executive Officer since August 1989 and a director since September 1985. Mr. Pohs served as Executive Vice President of the Company from January 1986 through August 1989. Mr. Pohs was designated Chief Operating Officer of the Company in August 1987, prior to which time he was the Chief Financial Officer of the Company. Mr. Pohs currently serves as Third Vice Chairman and a member of the Executive Committee of the Board of Directors of the Cellular Telecommunications Industry Association, as Vice Chairman and a director of the CTIA Foundation for Wireless Telecommunications, a non-profit industry association, as Chairman of the CTIA Industry Information Council and as Chairman of the Board of TVX, Inc.

    DANIEL P. DWYER has been Executive Vice President of the Company since November 1992, a director of the Company since March 1990 and Chief Financial Officer since August 1988 and Treasurer since August 1987. He was Vice President
- -- Finance of the Company from November 1989 until November 1992, Secretary from August 1987 until March 1990, Assistant Secretary from January 1987 until August 1987, Controller from May 1986 until November 1988 and accounting manager for the Company from March 1986 until May 1986. From January 1984 until March 1986, Mr. Dwyer was a staff accountant with Ernst & Young LLP. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants. Mr. Dwyer currently serves as a director of TVX, Inc.

    ANDREW J. GARDNER was named Senior Vice President of the Company in July 1994. He was Vice President and Controller from November 1992 to July 1994 and Assistant Vice President -- Accounting and Tax from August 1990 to October 1992. From August 1986 until joining the Company in August 1990, Mr. Gardner was employed by U S WEST, Inc. in various corporate financial management capacities, most recently Manager, Financial Results. Mr. Gardner is a Certified Public Accountant.

    HOMER HOE was elected Executive Vice President and Chief Information Officer of the Company in October 1994. From August 1992 until joining the Company in October 1994, he was a self-employed consultant to the Information Services industry, and was contracted by the Company as interim CIO from April to October 1994. From August 1991 to August 1992, Mr. Hoe was Director of Information Services for Tenneco Minerals, a subsidiary of Tenneco, Inc. From May 1986 to August 1991, he was employed by Digital Equipment Corporation, most recently as Senior Consultant, specializing in multi-vendor computer system integration.

    DORON LURIE was elected Executive Vice President of the Company in October 1994. He was named Chief Operating Officer in July 1994. Mr. Lurie was Senior Vice President -- Operations of the Company from November 1993 to July 1994. From October 1992 until joining the Company in August 1993, he was Managing Director of MobiLink Corporation, a joint venture of 15 cellular telecommunications companies. From April 1988 until August 1993, Mr. Lurie was employed by PacTel Cellular in various corporate and operational capacities, most recently as Director, Sales/Marketing for PacTel's San Diego market.

    DAVID S. LYNN was named Senior Vice President -- Network Operations of the Company in July 1994. He was Vice President -- Network Operations from March 1993 until July 1994, Vice President -- Network Development from February 1992 until March 1993, Assistant Vice President -- Finance from June 1990 until February 1992, Controller from November 1988 until June 1990 and Manager, Financial Reporting from August 1988 until November 1988. From August 1982 until joining the Company in August 1988, Mr. Lynn was employed by American Television and Communications Corporation in various accounting and financial management capacities.

    TIMOTHY S. MORRISSEY was named Senior Vice President -- Sales Operations of the Company in February 1995. He was General Sales Manager of the Company's Midwest Region from July 1993 until February 1995. From February 1990 until joining the Company in July 1993, Mr. Morrissey was President and General
Manager of the Washington D.C. and Baltimore Cellular operations for Southwestern Bell Mobile Systems.

    AMY M. SHAPIRO has been Vice President of the Company since November 1992, Secretary of the Company since March 1990 and General Counsel since October 1989. From February 1986 until joining the Company in October 1989, Ms. Shapiro was an associate with Hall & Evans LLC, a Denver, Colorado law firm.

    JOHN E. HAYES, JR. was elected a director of the Company in October 1990. Mr. Hayes has served as Chairman of the Board, President and Chief Executive Officer of Western Resources, Inc. since October 1989. From May 1989 to October 1989, Mr. Hayes was Chairman of the Board of Triad Capital Partners, a venture capital firm. Mr. Hayes was President and Chief Executive Officer of Southwestern Bell Telephone Company from September 1986 to January 1989. Mr. Hayes is a director of the Automobile Club of Missouri, Boatmen's Bancshares, Inc., American Gas Association, Edison Electric Institute, Security Benefit Group, the Topeka Community Foundation, Boys Hope, Kansas Wildscape and Boy Scouts of America and a Trustee of Midwest Research Institute, Menninger Foundation and Rockhurst College.

    ROBERT J. PADEN has been a director of the Company since December 1985. For the past ten years, Mr. Paden has been General Manager/Vice President of the Stanton Telephone Company, Stanton, Nebraska. He is also a board member of the Nebraska Telephone Association.

    DAVID E. SIMMONS has been a director of the Company since August 1987. Mr. Simmons has served as President of Simmons Family Incorporated, a broadcasting and communications company, since 1989 and as its Executive Vice President from 1985 to 1989. Mr. Simmons also serves as Chairman and Chief Executive Officer of Keystone Communications, Inc., a satellite communications company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    THE CREDIT AGREEMENTS. Pursuant to the Credit Agreements, CoBank has agreed to loan up to $130,000,000 to CIFC to be reloaned by CIFC to affiliates of the Company for the construction, operation and expansion of cellular telephone systems and to the Company for the construction and expansion of switches. In addition, as of March 31, 1995, approximately $43,000,000 of the $65,940,000 unused committment that is available under the Credit Agreements can be borrowed by CIFC and loaned to the Company for general corporate purposes. As of March 31, 1995, the outstanding balance under the Credit Agreements was approximately $64,295,000. The Credit Agreements provide for interest at 1.00% over prime (10.00% at March 31, 1995) or 2.25% over LIBOR (8.84% at March 31, 1995). The loans are secured by a first lien upon all of the assets of CIFC and each of the affiliates to which funds are advanced by CIFC. In addition, the Company has guaranteed the obligations of CIFC to CoBank and has granted CoBank a first lien on all of the assets of the Company as security for such guaranty.

    The Credit Agreements prohibit the payment of cash dividends, prohibit any other senior borrowings, limit the use of borrowings, restrict expenditures for certain acquisitions and investments, require the maintenance of certain minimum levels of net worth, working capital, cash and operating cash flow and require the maintenance of certain liquidity, capitalization, debt, debt service and operating cash flow ratios. The requirements of the Credit Agreements were established in relation to the anticipated capital and financing needs of the Company's affiliates and their anticipated results of operations. The Company is currently in compliance with all covenants and anticipates it will continue to meet the requirements of the Credit Agreements. CoBank has sold participations in the Credit Agreements to two other financial institutions whose approval may be required for waivers or other amendments to the Credit Agreements requested by CIFC or the Company.

    CIFC and CoBank are negotiating to increase the facility under the Credit Agreements from the current $130,000,000 to $165,000,000. Of the increase of $35,000,000, $10,000,000 will be available for loans to affiliates of the Company to cover capital, operating and debt service requirements and $25,000,000 will be available to fund the acquisitions of additional cellular systems, subject to certain conditions. As a result of this increase request, CoBank is currently soliciting potential participations in the facility from commercial banks. The facility will also be amended, among other things, to extend the termination date of the loans from December 31, 1995 to December 31, 1996, to reduce the principal amortization period from five to four years and to incorporate new financial covenants. The Company believes that it will be successful in obtaining the foregoing amendments to the Credit Agreements, although there can be no assurance that it will be able to do so. The Company also believes that if necessary it could refinance and replace the Credit Agreements with a secured bank facility provided by lenders other than CoBank. However, there can be no assurance that the Company would be able to secure any such facility.

    THE 11 3/4% SENIOR SUBORDINATED DISCOUNT NOTES. The 11 3/4% Senior Subordinated Discount Notes, which have an aggregate principal amount of $176,651,000, were issued at a substantial discount from their principal amount in an underwritten public offering that produced gross proceeds of approximately $100,000,000. The 11 3/4% Senior Subordinated Discount Notes accrete to their principal amount without the payment of cash interest until September 1, 1998; thereafter, interest accrues on the 11 3/4% Senior Subordinated Discount Notes at a rate of 11 3/4% per annum and is payable in cash on each March 1 and September 1, commencing March 1, 1999. The 11 3/4% Senior Subordinated Discount Notes mature on September 1, 2003.

    The indenture governing the 11 3/4% Senior Subordinated Discount Notes (the "Discount Notes Indenture") limits the ability of the Company and its subsidiaries to, among other things, incur indebtedness, including (i) indebtedness senior in right of payment to the 11 3/4% Senior Subordinated Discount Notes and (ii) subordinated indebtedness of the Company's subsidiaries, pay dividends or make other restricted payments, enter into certain transactions with affiliates, consummate certain asset sales, enter into agreements that restrict the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease or convey or otherwise dispose of all or substantially all of the assets of the Company.

    The 11 3/4% Senior Subordinated Discount Notes are general unsecured obligations of the Company and are subordinate in right of payment to all Senior Debt (as defined in the Discount Notes Indenture), including all amounts due under the Credit Agreements. The 11 3/4% Senior Subordinated Discount Notes rank senior in right of payment to the Notes.

                            DESCRIPTION OF THE NOTES

    The Notes are to be issued under an Indenture, to be dated as of           ,
1995 (the "Indenture"), between the Company and American Bank National Association, as Trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are incorporated by reference as a part of such summaries, which are qualified in their entirety by such reference. The form of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. References in this "Description of the Notes" to the "Company" are to CommNet Cellular Inc., without including its subsidiaries.

GENERAL

    The Notes will be unsecured obligations of the Company and will rank subordinate in right of payment to all Senior Indebtedness of the Company, including (i) the Credit Agreements, (ii) the 11 3/4% Senior Subordinated
Discount Notes and (iii) all other Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless such Indebtedness provides that it is not superior in right of payment to the Notes. The Notes will rank PARI PASSU with the Company's 8.75% Convertible Subordinated Notes due 2001.

    The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The

Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders.

PRINCIPAL, MATURITY AND INTEREST

    The  Notes are limited in aggregate principal amount to $80,000,000 and will
mature on          , 2005. Each Note will bear interest at the rate of    %  per
annum from          , 1995 and interest will be payable in cash semi-annually on
each           and          , commencing          , 1996, to the persons who are
registered holders at the close  of business on each            and
immediately preceding the applicable interest payment date; provided, however, that in the event a majority in aggregate principal amount of the outstanding 6 3/4% Convertible Subordinated Debentures is converted by the holders thereof on or prior to the Convertible Redemption Date (the "Conversion Condition") into shares of the Company's Common Stock, from and after the Convertible Redemption Date, the interest rate on the Notes will decrease .25% to a rate of % per annum. The Company intends to redeem the 6 3/4% Convertible Subordinated Debentures with the net proceeds from the Offering. Holders of the 6 3/4% Convertible Subordinated Debentures have the right, exercisable at any time on or prior to the Convertible Redemption Date for such debentures, to convert such debentures into the Company's Common Stock at a conversion price of $27.625 per share of Common Stock. The last reported sales price of the Company's Common Stock on the Nasdaq National Market on June 19, 1995 was $28 3/4. At the close of business on such date, a total of $74,747,000 in principal amount of the 6 3/4% Convertible Subordinated Debentures was outstanding.

    Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes are not subject to any mandatory sinking fund.

REDEMPTION AT THE COMPANY'S OPTION

    The  Notes may be redeemed at the  Company's option upon notice as described
below, in whole or in part from time to time, at any time on or after          ,
2000 at  the following  Redemption  Prices (expressed  as  a percentage  of  the
principal amount) if redeemed during the 12-month period beginning            of
the years set forth below, plus, in each case, accrued interest thereon to the date of redemption:

                                                                      REDEMPTION
YEAR                                                                    PRICE
- --------------------------------------------------------------------  ----------
2000................................................................          %
2001................................................................          %
2002................................................................          %

and thereafter at a Redemption Price equal to 100% of the principal amount redeemed.

    Notice of intention to redeem Notes will be given to the holders of the Notes in accordance with "Notices" below. Notice will be given not more than 60 nor less than 30 days prior to the Redemption Date.

    Notice of redemption will specify the Redemption Date, the applicable redemption price, and, in the case of partial redemption, the aggregate principal amount of the Notes to be redeemed, the aggregate principal amount of the Notes that will be outstanding after such partial redemption and the serial numbers and the portions thereof called for redemption.

    Any Note which is to be redeemed in part only shall be redeemed in principal amounts of $1,000 or any integral multiple thereof. If less than all the Notes are to be redeemed, the Trustee shall select the Notes or portions of the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate.

SUBORDINATION

    Payment of the principal of and premium, if any, and interest on the Notes is, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Notes will be entitled to receive any payment with respect to the principal of or premium, if any, or interest on the Notes. No payments on account of principal, premium, if any, or interest in respect of the Notes may be made if (i) there shall have occurred and be continuing a default in any payment with respect to any Senior Indebtedness; or (ii) an event of default shall have occurred resulting in the acceleration thereof; or (iii) an event of default in respect to any Designated Senior Indebtedness shall have occurred permitting the holders thereof to accelerate the maturity thereof which shall be the subject of an Enforcement Notice (as defined below); or (iv) any judicial proceedings shall be pending with respect to any such default; or (v) any of the Notes become due and payable prior to the date on which they otherwise would have become due and payable because of a default under the Indenture and such default or acceleration under the Indenture constitutes a default with respect to any outstanding issue of Designated Senior Indebtedness. "Enforcement Notice" for purposes of the subordination provisions shall mean a written notice delivered by any holder of an outstanding issue of Designated Senior Indebtedness which shall state that facts constituting an event of default (other than a default in payment) have occurred, describe in reasonable detail the nature of the event of default and any facts constituting any other event of default (other than a default in payment) then known to the holder of such Designated Senior Indebtedness delivering such notice and shall indicate the intention of such holder of Designated Senior Indebtedness, subject to such holder's right to withdraw such notice, to initiate judicial proceedings with respect to any of the events of default so identified. An Enforcement Notice may be withdrawn by the holder of such Designated Senior Indebtedness at any time. An Enforcement Notice shall be deemed to have been withdrawn and shall not affect any payments on the Notes if the holder of such Designated Senior Indebtedness within 150 days of giving the Enforcement Notice to the Trustee does not commence and diligently pursue a judicial proceeding with respect to any events of defaults identified in such Enforcement Notice. After an Enforcement Notice is withdrawn or deemed withdrawn, the Company shall promptly resume making any and all payments on the Notes, including missed payments. The holders of any outstanding issue of Designated Senior Indebtedness shall not be entitled to give more than one Enforcement Notice with respect to all defaults known to such holders at the time of giving any such Enforcement Notice during any consecutive 12-month period; provided, however, that if an event of default with respect to such Designated Senior Indebtedness has resulted in an Enforcement Notice and such event of default has been waived or been cured by an amendment to the Designated Senior Indebtedness, an Enforcement Notice may be given by any holder of such Designated Senior Indebtedness within such 12-month period with respect to an event of default relating to any term or condition of such waiver or amendment. See "Events of Default" for the circumstances under which the failure to make certain payments on Senior Indebtedness, or the acceleration of Senior Indebtedness, would constitute a default under the Indenture.

    For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion, repurchase or other acquisition of a Note will be deemed to constitute payment on account of the principal of such Note.

    By reason of the subordination provisions, in the event of insolvency, holders of Notes may recover less, ratably, than holders of Senior Indebtedness.

    "Senior Indebtedness" is defined in the Indenture as all amounts payable under (i) the Credit Agreements; (ii) the Company's obligations under the Guaranty; (iii) Capitalized Lease Obligations of the Company and leases of property or assets made as part of any Sale and Leaseback Transaction to which the Company is a party; and (iv) all other Indebtedness of the Company whether outstanding on the Issue Date or thereafter created, incurred or assumed, other than (a) the Notes; and (b) any Indebtedness which provides or in respect of which any instrument creating or evidencing such Indebtedness or pursuant to which the same is outstanding it is provided that such Indebtedness is not superior in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (i)
Indebtedness that is represented by Disqualified Capital Stock, (ii) any liability for federal, state, local or other taxes owed or owing by the Company,
(iii)    Indebtedness   of   the   Company    to   any   Subsidiary   or   other

Affiliate of the Company, except for any such Indebtedness that is pledged to secure Indebtedness Incurred pursuant to the Credit Agreements, (iv) trade payables, (v) Indebtedness incurred in violation of the Indenture, and (vi) Indebtedness which when incurred is without recourse to the Company or any Subsidiary.

    "Designated Senior Indebtedness" means (i) the Indebtedness outstanding under the Credit Agreements, including letters of credit and reimbursement obligations in respect thereof, (ii) the 11 3/4% Senior Subordinated Discount Notes and (iii) any other Senior Indebtedness permitted under the Indenture having a principal amount of at least $20,000,000 that is designated as "Designated Senior Indebtedness" by written notice from the Company to the Trustee.

    After giving pro forma effect to the issuance of the Notes and the application of the net proceeds therefrom, at March 31, 1995, the aggregate outstanding principal amount of Senior Indebtedness of the Company would have been approximately $185,000,000 (assuming all of the outstanding 6 3/4% Convertible Subordinated Debentures are redeemed by the Company) and $156,387,000 (assuming all of the outstanding 6 3/4% Convertible Subordinated Debentures are converted by the holders thereof into shares of the Company's Common Stock).

CERTAIN COVENANTS

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS

    The Company will not, and will not permit any of its Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness), other than Permitted Indebtedness. Notwithstanding the foregoing limitations, the Company and its Subsidiaries may Incur Indebtedness if (i) no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the Incurrence of such Indebtedness and (ii) after giving effect to the Incurrence of such Indebtedness (and all other Indebtedness Incurred since the end of the most recently completed fiscal quarter of the Company preceding the date of determination), Indebtedness of the Company, calculated on a consolidated basis in accordance with GAAP, shall not be more than the greater of (x) the product of the EBITDA of the Company for the four most recent fiscal quarters for which financial information is available multiplied by ten for the period beginning
with  the Issue Date through           , 1997 and multiplied by eight thereafter
and (y) the product of Financed Pops as of the last day of such four fiscal quarter period multiplied by $70.00. The calculations in the preceding sentence shall be made assuming in the case of acquisitions or dispositions which occurred during such four-quarter period or subsequent to such four-quarter period and on or prior to the date of the transaction giving rise to the calculations referred to in the preceding sentence, on the assumption that such acquisitions or dispositions occurred (on a pro forma basis) on the first day of such four-quarter period.

    LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, directly or indirectly:

        (i) declare or pay any dividend on, or make any distribution to the holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable in its Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Capital Stock)), or

        (ii) purchase, redeem or otherwise acquire or retire for value, Capital Stock of the Company (including options, warrants or other rights to acquire such Capital Stock), or

        (iii) make any Investment other than a Permitted Investment (each of the foregoing actions set forth in clauses (i) through (iii) being referred to as a "Restricted Payment"); unless, at the time of such Restricted Payment, and after giving effect thereto:

           (a) no Default or Event of Default shall have occurred and be continuing;

           (b) after giving effect to such Restricted Payment (and all other Restricted Payments made since the end of the most recently completed fiscal quarter of the Company preceding the date of determination) and the Incurrence of any Indebtedness the net proceeds of which are used to finance such Restricted Payment (and such other Restricted Payments), the Company would be permitted under the Indenture to Incur at least $1 of additional Indebtedness, other than Permitted Indebtedness; and

           (c) (1) after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments (including those made pursuant to clause (c)(2) below) made on or after July 1, 1995 shall not exceed the sum of (i) the amount determined by subtracting (x) 1.5 times the Consolidated Interest Expense of the Company for the period (taken as one accounting period) from July 1, 1995 to the last day of the fiscal quarter preceding the date of the Restricted Payment (the "Computation Period") from (y) EBITDA of the Company for the Computation Period, plus
       (ii) the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors, whose good faith determination shall be conclusive and evidenced by a resolution filed with the Trustee), received by the Company from the issuance and sale on or after the date of the Indenture of shares of its Capital Stock (other than Disqualified Capital Stock), or any options, warrants or other rights (other than Indebtedness convertible into or exchangeable for Capital Stock of the Company (other than Disqualified Capital Stock) which is the subject of clause (iii) below) to purchase such Capital Stock (other than Disqualified Capital Stock) plus (iii) the aggregate net proceeds, including the fair market value of property other than cash (as determined by the Board of Directors, whose good faith determination shall be conclusive and evidenced by a resolution filed with the Trustee), received by the Company from the issuance or sale on or after the Issue Date of any Capital Stock of the Company (other than Disqualified Capital Stock), upon the conversion of or exchange for any Indebtedness or other security convertible into or exchangeable for Capital Stock of the Company (other than Disqualified Capital Stock); provided, however, that in the event the Conversion Condition is satisfied, the aggregate net proceeds received by the Company from the issuance and sale of its Capital Stock in respect of the conversion of the 6 3/4% Convertible Subordinated Debentures shall be excluded from the aggregate net proceeds received by the Company pursuant to this clause
       (iii).

              (2) The Company may make Restricted Payments not subject to clauses (b) and (c)(1) above in an aggregate amount not to exceed $10,000,000 on or after July 1, 1995.

    For purposes of clause (c)(iii) above, the net proceeds received by the Company from the issuance or sale of its Capital Stock upon conversion of, or exchange for, Indebtedness of the Company will be deemed to be an amount equal to (a) the sum of (i) the principal amount or accreted value (whichever is less) of such Indebtedness on the date of such conversion or exchange and (ii) the additional cash consideration, if any, received by the Company upon conversion or exchange, less any payment on account of fractional shares, minus (b) all expenses incurred in connection with such issuance or sale. In addition, for purposes of clause (c)(ii) above, the net proceeds received by the Company from the issuance or sale of its Capital Stock upon the exercise of any other securities convertible into or exchangeable for Capital Stock of the Company will be deemed to be an amount equal to (a) the additional cash consideration, if any, received by the Company upon such exercise, minus (b) all expenses incurred in connection with such issuance or sale.

    Notwithstanding the foregoing, these provisions do not prohibit: (1) the payment of any dividend or making of any distribution within 60 days after the date of its declaration if the dividend or distribution would have been permitted on the date of declaration; (2) the acquisition of Capital Stock either (i) solely in exchange for shares of Qualified Capital Stock, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock; (3) the elimination of fractional shares or warrants; and (4) the purchase for value of shares of Capital Stock of the Company held by directors, officers or employees upon death, disability, retirement, termination of employment not to exceed $1,000,000; provided that in the case of clauses (2),
(3) and (4), no Default or Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date, amounts expended pursuant to clauses (1), 2(ii), (3) and (4) shall be included in such calculation.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES

    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with or for the benefit of, an Affiliate of the Company or any Subsidiary (other than transactions between the Company and a wholly owned Subsidiary of the Company) (an "Affiliate Transaction"), other than Affiliate Transactions on terms that are no less favorable in the aggregate than those that might reasonably have been obtained in a comparable transaction on an arm's-length basis from a person that is not an Affiliate; provided that neither the Company nor any of its Subsidiaries shall enter into an Affiliate Transaction or series of related Affiliate Transactions involving value of $10,000,000 or more, unless a majority of disinterested members of the Board of Directors of the Company determines in good faith as evidenced by a Board Resolution that the terms are no less favorable in the aggregate to the Company than those that might reasonably have been obtained in a comparable transaction on an arm's-length basis from a Person that is not an Affiliate.

    REPURCHASE AT OPTION OF HOLDERS UPON CHANGE OF CONTROL

    If there occurs any Change of Control (as defined below) with respect to the Company, each holder of Notes shall have the right, at the holder's option, to require the Company to repurchase all or any portion of such holder's Notes (except that Notes must be repurchased in $1,000 denominations or integral multiples thereof), on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below) at a price equal to 101% of the principal amount of the Notes to be repurchased (the "Repurchase Price"), together with accrued interest, if any, to the Repurchase Date.

    Within 30 days after the occurrence of a Change of Control, the Company is obligated to give notice (the "Company Notice"), in the manner prescribed for notices of redemption, of the occurrence of such Change of Control and of the repurchase right arising in connection therewith. The Company must deliver a copy of the Company Notice to the Trustee and holders of Senior Indebtedness. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control. To exercise the repurchase right, holders of Notes must deliver on or before the 30th day after the date of mailing the Company Notice written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer.

    Due to limitations on the Company's ability to repurchase Notes, there can be no assurance that the Company will be able to repurchase the Notes upon a Change of Control as required by the Indenture. See "Risk Factors -- Restrictions on Repurchases at Holder's Option."

    A "Change of Control" of the Company shall be deemed to have occurred at such time as (i) any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of more than 40% of the total voting power of all shares of Capital Stock of the Company entitled to vote in the election of directors, (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, or (iii) the Company consolidates with or merges with or into another corporation or conveys, transfers or leases all or substantially all of its assets to any person, in either event pursuant to a transaction in which the outstanding shares of capital stock of the Company entitled to vote in the election of directors is changed into or exchanged for cash, securities or other property (excluding, however, any such transaction where the outstanding shares of the Company entitled to vote in the election of directors is changed into or exchanged for (x) voting stock of the surviving or transferee corporation which is neither Redeemable Stock nor Exchangeable Stock or (y) cash, securities and other property in an amount which could be paid by the

Company as a Restricted Payment (and such amount will be treated as a Restricted Payment for all purposes of the Indenture)). "Beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the Issue Date.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

    The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist, or become effective any encumbrance or restriction on the ability of any Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock, (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or a Subsidiary of the Company or (c) transfer any of its properties or assets to the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Subsidiary of the Company; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to the Company or any Subsidiary of the Company, or the properties or assets of the Company or any Subsidiary of the Company, other than the Person, the properties or assets so acquired and which encumbrance or restriction was not put in place in anticipation of or in connection with such acquisition; (5) agreements existing on the Issue Date; (6) security agreements permitted by the Indenture securing Indebtedness permitted by the Indenture to the extent such security agreements restrict the transfer of the property subject thereto; (7) the Credit Agreements as in effect on the Issue Date; or (8) an agreement effecting a refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4), (5), (6) or
(7) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement are not less favorable to the Company in any material respect in the reasonable judgment of the Board of Directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4), (5), (6) or (7).

    PROHIBITION ON INCURRENCE OF SUBSIDIARY INDEBTEDNESS AND
    ISSUANCE AND SALE OF PREFERRED STOCK BY SUBSIDIARIES

    After the Issue Date, the Company shall not permit any of its Subsidiaries to incur any Indebtedness other than (i) Indebtedness incurred pursuant to a Senior Secured Credit Facility, (ii) Vendor Financing Indebtedness, and (iii) Intercompany Indebtedness. After the Issue Date, the Company shall not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or a Wholly Owned Subsidiary of the Company).

    LIMITATION ON LIENS WITH RESPECT TO PARI PASSU OR SUBORDINATED INDEBTEDNESS

    The Company will not, and will not permit any Subsidiary of the Company to incur as security for any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Subsidiary of the Company), any Lien of any kind upon any property or assets (including any intercompany notes) of the Company or any Subsidiary of the Company, or any income or profits therefrom, unless the Notes are directly secured equally and ratably with (or prior to in the case of Subordinated Indebtedness) the obligation or liability secured by such Lien, except for any Lien securing Acquired Indebtedness; provided that any such Lien only extends to the assets that were subject to such Lien securing such Acquired Indebtedness prior to the related acquisition by the Company.

    ADDITIONAL COVENANTS

    The Indenture also contains covenants with respect to, among others, the following matters: (i) payment of principal and interest; (ii) maintenance of an office or agency in the City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence and (v) the provision of financial information.

MERGER OR SALE OF ASSETS

    The Company will not, in any transaction or series of transactions, consolidate with or merge with or into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company may not permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless:

        (1) in case the Company will consolidate with or merge into another Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, such Person (any such surviving Person or transferee Person being the "Surviving Person") shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States of America or any political subdivision thereof and shall expressly assume by supplemental indenture the due and punctual payment of the principal of and premium, if any, and interest on all the Notes and the performance of every covenant of the Indenture on the part of the Company to be performed or observed; and

        (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

        (3) the Company or the Surviving Person, as the case may be, after giving effect to such transactions or series of transactions on a pro forma basis (including any Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions ) could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Incurrence of Additional Indebtedness" covenant described above; provided, however, that the foregoing clause (3) shall not prohibit the merger of a Wholly Owned Subsidiary into the Company.

EVENTS OF DEFAULT

    The following will be "Events of Default" under the Indenture:

        (i) failure to pay principal of or premium, if any, on any Note when due (upon acceleration, optional redemption, required purchase or otherwise);

        (ii) failure to pay any interest on any Note when due and payable for 30 days;

       (iii) (a) failure to perform any covenant or agreement of the Company in the Indenture (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (i) or (ii) or in clause (b) of this clause (iii)), for 30 days after written notice has been given as provided in the Indenture; or (b) failure of the Company to comply with its obligations under "Merger or Sale of Assets" or "Repurchase at Option of Holders upon Change of Control" above;

        (iv) default or defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company (or the payment of which is guaranteed by the Company) whether such indebtedness or guarantee now exists or is created after the date of the Indenture which default (a) is caused by a failure to pay when due principal or interest on such Indebtedness within the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10,000,000;

        (v) one or more judgments in an aggregate amount in excess of $10,000,000 shall have been rendered against the Company or any of its Subsidiaries, and such judgments remain undischarged or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and

        (vi) certain events in bankruptcy, insolvency or reorganization with respect to the Company shall have occurred.

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    If an Event of Default (other than as specified in clause (vi) above) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee, upon the request of the holders of not less than 25% in aggregate principal amount of Notes outstanding, shall, accelerate the maturity of all Notes. Such acceleration may be annulled by the action of the holders of a majority in aggregate principal amount of the Notes then outstanding. If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal and accrued interest on all Notes outstanding shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any other holder.

    No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

    The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

DEFEASANCE AND COVENANT DEFEASANCE

    DEFEASANCE AND DISCHARGE

    Under the terms of the Indenture, the Company at its option will be discharged from all of its obligations with respect to the Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys in trust) upon the deposit in trust for the benefit of the holders of the Notes of money or U.S. Government Obligations (as such term is defined in the Indenture), or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on the Notes in accordance with the terms of the Indenture. Such defeasance and discharge may occur only if, among other things, the Company has delivered to the Trustee an opinion of counsel to the effect that the Company has received from or there has been published by the Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance or discharge and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such deposit, defeasance and discharge were not to occur.

    DEFEASANCE OF CERTAIN COVENANTS

    Under the terms of the Indenture, the Company may omit to comply with certain covenants of the Indenture including those described under "Certain Covenants" and the occurrence of certain Events of Default, which are described above in clauses (iii)(a), (iii)(b), (iv) and (v) under "Events of Default" will not be deemed to be or result in an Event of Default. The Company, in order to exercise such options, will be required to deposit, in trust for the benefit of the holders of such Notes, money or U.S. Governmental Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Notes in accordance with the terms of the indenture. The Company will also be required to, among other things, deliver to the Trustee an opinion of counsel to the effect that holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such deposit and defeasance were not to occur. In the event that the Company exercised this option and the Notes were declared due and payable because of any Event of Default or became payable on any Redemption Date at the option of the Company, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their final maturity but may not be sufficient to pay amounts due on the Notes at the time of acceleration or redemption. In such case, the Company shall remain liable for such payments.

MODIFICATIONS AND AMENDMENTS

    From time to time the Company and the Trustee, without the consent of the holder of any Note, may modify or amend the Indenture for certain specified purposes, including (i) adding to the covenants of the Company for the benefit of the holders of Notes or surrendering any right or power conferred upon the Company; (ii) evidencing the succession of another Person to the Company; or
(iii) curing any ambiguity or correcting any provision which the Company and the Trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes in any material respect.

    Modifications and amendments of the Indenture also may be made, and past defaults by the Company may be waived, with the consent of the holders of not less than a majority in aggregate principal amount of the Notes then outstanding; however, no such modification, amendment or waiver may, without the consent of the holder of each Note affected thereby, (i) change the final maturity of the principal of, or any installment of interest on, any Notes; (ii) reduce the principal amount of, or the premium, if any, or interest on, any Note; (iii) change the currency of payment of principal of, or premium or interest on, any Note; (iv) modify the obligations of the Company to maintain offices or agencies in New York City; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (vi) modify the subordination provisions in a manner adverse to the holders of the Notes; or
(vii) reduce the above-stated percentage of Notes necessary to modify or amend the Indenture or waive any past default.

CANCELLATION

    All Notes which are redeemed or purchased by the Company will forthwith be canceled and cannot be reissued or resold.

NOTICES

    Notices to holders of Notes will be given by mail to the addresses of such holders as they appear in the register. Such notices will be deemed to have been given on the date of such mailing.

REPLACEMENT OF NOTES

    Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the holder upon delivery to the Trustee of the Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note an indemnity satisfactory to the Trustee and the Company may be required at the expense of the holder of such Note before a replacement Note will be issued.

CONCERNING THE TRUSTEE

    The Company has appointed American Bank National Association as the Trustee and Registrar and as the paying agent for the Notes.

TRANSFER AND EXCHANGE

    At the option of the holder upon request confirmed in writing, and subject to the terms of the Indenture, Notes are exchangeable into an equal aggregate principal amount of Notes of different authorized denominations.

    Notes may be presented for exchange and registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of any transfer agent or at the office of the Registrar, without service charge and upon payment of any taxes and any other governmental charges as described in the Indenture. Any registration of transfer or exchanges will be effected upon the transfer agent or the Registrar, as the case may be, being satisfied with the documents of title and identity of the person making the request, and subject to such reasonable regulations as the Company, transfer agent and the registrar may implement from time to time.

    The Company has initially appointed as Registrar the Trustee acting through its corporate trust offices in New York City. The Company reserves the right to vary or terminate the appointment of the Registrar or of any transfer agent or to appoint additional or other registrars or transfer agents or to approve any change in the office through which any registrar or transfer agent acts; provided that there will at all times be a registrar in New York City.

    In the event of a redemption in part, the Company will not be required (i) to register the transfer of, or exchange, Notes for a period of 15 days immediately preceding the date notice is given identifying the serial numbers of the Notes called for such redemption; or (ii) to register the transfer of, or exchange, any such Note or portion thereof, called for redemption.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or assumed in connection with the acquisition of assets from each Person and not incurred by such Person in connection with or in anticipation or contemplation of, such Person becoming a Subsidiary of the Company or such acquisition.

    "Affiliate" of any specified Person means any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated", "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenant "Limitation on Transactions with Affiliates," the term "affiliate" shall include any Person who, as a result of any transaction described in the "Limitation on Transactions with Affiliates" covenant, would become an Affiliate.

    "Asset Sale" means the sale, lease (other than an operating lease), assignment or other disposition (including, without limitation, dispositions pursuant to Sale and Leaseback Transactions) by the Company or one of its Subsidiaries to any Person other than the Company or one of its Subsidiaries of
(i) any capital stock of any Subsidiary, or (ii) all or substantially all of the properties and assets of any division or line of business of the Company or any Subsidiary of the Company. For the purposes of this definition, the term "Asset Sale" shall not include Capital Stock of the Company.

    "Capital Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee which, in conformity with generally accepted accounting principles, is accounted for as a capital lease on the balance sheet of such Person.

    "Capitalized Lease Obligation" means the discounted present value of the rental obligation under any Capital Lease.

    "Capital Stock" means (i) with respect to any Person, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person and (ii) with respect to any other Person formed other than as a corporation, any and all partnership or other equity interest of such other Person.

    "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof, (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation or Moody's Investors Service, (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from Standard & Poor's Corporation or at least P-1 from Moody's Investors Service, (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250 million, (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above,
(vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above, and (vii) corporate debt obligations maturing within one year from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating from Standard & Poor's Corporation and Moody's Investors Service.

    "Consolidated Interest Expense" means, for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, amortization of debt issuance costs, and non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation, the interest component of rentals in respect of any Capitalized Lease Obligation paid, accrued or scheduled to be paid or accrued by such Person during such period), determined on a consolidated basis in accordance with generally accepted accounting principles. For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrued at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP consistently applied.

    "Consolidated Net Income (Loss)" means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person on a consolidated basis for such period as determined in accordance with GAAP consistently applied adjusted, to the extent included in calculating such net income, by excluding, without duplication, (i) all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto) and the non-recurring cumulative effect of accounting changes, (ii) the portion of net income (or loss) of such Person and its consolidated Persons allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its consolidated Persons, (iii) net income (or loss) of any Person combined with such Person or one of its consolidated Persons on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) gains or losses (on an after tax basis) in respect of any Asset Sales by such Person or one of its consolidated Persons (net of fees and expenses relating to the transaction given rise thereto), and (v) all management fees, or other income relating to services that are in the nature of management, corporate overhead or administrative services, to the extent cash is not actually received by such Person with respect to such services.

    "Convertible Redemption Date" means 11:00 a.m. New York City time on July , 1995.

    "Credit Agreements" means the Amended and Restated Loan Agreements dated as of March 31, 1993, as amended, between Cellular, Inc. Financial Corporation and CoBank, ACB and any related notes, any related security agreements, any related letters of credit and any other related documents as such agreements may be amended, supplemented or modified from time to time including any and all refinancings, modifications, replacements, renewals, restatements, refundings, deferrals, extensions, substitutions, supplements or reissuances, including any agreement increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date such Indebtedness is Incurred it would not be prohibited by the covenant described under the caption "Limitation on Incurrence of Additional Indebtedness" above.

    "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

    "Disqualified Capital Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes.

    "Disqualified Pops" means Pops (to the extent such Pops are included in Net Company Pops) in those MSAs and RSAs in which the Company directly or indirectly has an ownership interest, to which a Person other than the Company, a Subsidiary of the Company or the lender(s) under a Senior Secured Credit Facility pursuant to which the Company or a Subsidiary of the Company is acting as a guarantor or obligor, as of the date of determination, provides debt financing.

    "EBITDA" means, for any Person, for any period, an amount equal to:

        (A) the sum of (i) Consolidated Net Income (Loss) for such period,  plus
    (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income (Loss) and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus
    (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income (Loss) for such period, all determined in accordance with GAAP consistently applied, minus

        (B) the sum of (i) all non-cash items increasing Consolidated Net Income for such period, and (ii) interest income for such period, all for such Person on a consolidated basis determined in accordance with GAAP consistently applied.

    "Exchangeable Stock" of any issuer means any Capital Stock which is exchangeable or convertible into a debt security of such issuer or any of its Subsidiaries.

    "Financed Pops" means the sum of, without duplication, (i) Net Company Pops, plus (ii) Secured Pops, minus (iii) Disqualified Pops.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession which are in effect in the United States; provided, however, that for purposes of determining compliance with covenants in the Indenture "GAAP" means such generally accepted accounting principles as in effect from time to time.

    "Guaranty" means the Amended and Restated Guaranty dated March 31, 1993, as amended, given by the Company for the Bank and any related security agreement, as in effect or amended from time to time, including any and all refinancings, modifications, replacements, renewals, restorations, deferrals, extensions, substitutions, supplements or reissuances, including any agreement increasing the amount of Indebtedness guaranteed thereunder or available to be guaranteed thereunder, provided that on the date such Indebtedness is Incurred it would not be prohibited by the covenant described under the caption "Limitation on Incurrence of Additional Indebtedness" above. "Bank" has the meaning specified in the Credit Agreements and the Guaranty.

    "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness. Indebtedness otherwise Incurred by a Person before it becomes a Subsidiary of the Company will be deemed to have been Incurred at the time it becomes such a Subsidiary. Neither the accrual of interest (including the issuance of "pay in kind" securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness incurred in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

    "Indebtedness" of a Person means without duplication (a) all debt of such Person which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, but excluding any other trade accounts payable or accrued liabilities arising in the ordinary course of business, (b) obligations of such Person as lessee under Capital Leases and leases of property or assets made as part of any Sale and Leaseback Transaction to which such Person is a party, (c) all obligations of such Person under Interest Swap and Hedging Obligations, (d) Disqualified Capital Stock of such Person, (e) any debt or obligation of others secured by a Lien on the assets of such Person, whether or not such debt or obligation is assumed or guaranteed by such Person, (f) any debt or obligations assumed or guaranteed by such Person (but only to the extent assumed or guaranteed by such Person) if the debt or obligation of the other Person is of the type referred to in clause (a), (b), (c) or (d) and (g) amendments, renewals, extensions, modifications and refundings of any debt or obligations referred to in clause (a), (b), (c) or (d). The outstanding principal amount on any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness on such date.

    "Intercompany Indebtedness" means (i) Indebtedness Incurred by the Company or a Subsidiary from CIFC, (ii) loans and advances from the Company to a Subsidiary made in the ordinary course of business and (iii) loans and advances from the Company to a Wholly Owned Subsidiary of the Company.

    "Interest Swap and Hedging Obligations" means any obligations of any Person pursuant to any interest rate swaps, caps, collars and similar arrangements providing protection against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreements provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.

    "Investment" means any transfer or delivery of cash, stock or other property of value in exchange for Indebtedness, stock or other security or ownership interest by way of loan, advance or capital contribution. The amount of any non-cash Investment (other than a Permitted Investment) shall be the fair market value of such Investment, as determined in good faith by management of the Company unless the fair market value of such Investment exceeds $5,000,000, in which case such fair market value shall also be determined in good faith by the Board of Directors or other equivalent governing body of the Company at the time such Investment is made.

    "Issue Date" means the date of original issuance of the Notes.

    "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

    "Net Company Pops" means the aggregate number of Pops in those MSAs and RSAs in which the Company directly or indirectly has an ownership interest, multiplied by the Company's net ownership interest in the entity licensed by the FCC to operate a cellular telephone system in those MSAs and RSAs.

    "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

    "Permitted Indebtedness" means (i) the Notes, (ii) Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon, (iii) Indebtedness Incurred under or pursuant to the Credit Agreements in an aggregate principal amount at any time outstanding not to exceed $165,000,000, LESS the amount of Indebtedness under the Credit Agreements exchanged, extended, refinanced, renewed, replaced, substituted for or with the proceeds of Indebtedness Incurred pursuant to clause
(vi) below, (iv) additional Indebtedness incurred for any purpose not to exceed, at any time outstanding, $20,000,000, (v) Indebtedness created, Incurred, issued, assumed or given in exchange for, or the proceeds of which are used substantially concurrently to, extend, refinance, renew, replace, substitute or refund such Indebtedness, including any additional Indebtedness Incurred to pay premiums and fees in connection therewith (the "Refinancing Indebtedness"); provided that (A) the principal amount of such Refinancing Indebtedness shall not exceed the outstanding principal amount of Indebtedness so extended, refinanced renewed replaced, substituted or refunded plus any amounts Incurred to pay premiums and fees in connection therewith; and (B) if the Weighted Average Life to Maturity of the Indebtedness so extended, refinanced, renewed, replaced, substituted or refunded is equal to or greater than the Weighted Average Life to Maturity of the Notes, then the Refinancing Indebtedness shall have no installments of principal (or redemption payment) scheduled to come due on or prior to the stated maturity of the Notes, provided that subclause (B) of this clause (v) will not apply to any refunding or refinancing of the Credit Agreements, and (vi) Intercompany Indebtedness.

    "Permitted Investments" means in the case of the Company or its Subsidiaries, (i) an Investment related to the business of the Company and its Subsidiaries as it is conducted on the Issue Date, including, but not limited, joint ventures existing on the Issue Date, (ii) Investments in the Company by any Subsidiary or Investments by the Company or any Subsidiary (including acquisitions) in any other Person, if after giving effect of any such Investment, such Person would be a wholly owned subsidiary of the Company, (iii) Investments in cash and Cash Equivalents, and (iv) Investments in Productive Assets.

    "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "Pops" means the estimated total population of a Metropolitan Statistical Area or a Rural Service Area, based on the most recently available Strategic Marketing Inc. population estimates or, if Strategic Marketing Inc. no longer publishes such information, other similar market service of general acceptance in the cellular telephone industry.

    "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

    "Productive Assets" means assets (including Capital Stock) of a kind used or usable in the business of the Company and its Subsidiaries as conducted on the Issue Date.

    "Purchase Money Obligations" means indebtedness of the Company or its Subsidiaries secured by Liens (i) on property purchased, acquired or constructed after the Issue Date and used in the ordinary course of business and (ii) securing the payment of all or any part of the purchase price or construction cost of such assets and limited to the property so acquired and improvements thereof.

    "Qualified Capital Stock" means any stock that is not Disqualified Capital Stock.

    "Sale and Leaseback Transaction" means any direct arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any property, whether owned by the Company or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

    "Secured Pops" means the aggregate number of Pops in those MSAs and RSAs in entities licensed by the FCC to provide cellular telephone service, which Pops are held, directly or indirectly, by Persons to which, as of the date of determination, any of (i) the Company, (ii) a Subsidiary of the Company or (iii) the lender(s) pursuant to a Senior Secured Credit Facility as to which the Company or a Subsidiary is acting as guarantor or obligor, provides financing, and in which in each case, all or substantially all of the assets (except assets which may be encumbered by Purchase Money Obligations) are pledged to the Company, a Subsidiary of the Company or such lender(s) on a perfected first priority basis.

    "Senior Secured Credit Facility" shall mean the Amended and Restated Loan Agreements dated as of March 31, 1993 between Cellular, Inc. Financial Corporation and CoBank, ACB and any related notes, security agreements, letters of credit, as such documents may be amended, supplemented or modified from time to time and any successor senior secured credit agreement that may be entered into by the Company or the Subsidiaries.

    "Subordinated Indebtedness" means Indebtedness of the Company, subordinated in right of payment to the Notes.

    "Subsidiary" with respect to any Person, means (i) any corporation of which at least a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, or (ii) a partnership in which such Person or a Subsidiary of such Person owns, at the time, a majority of the general partner interests in such partnership, or (iii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

    "Vendor Financing Indebtedness" means, with respect to any Person, an obligation owed by such Person to a vendor of any property or materials used in such Person's business, or to a bank or other financial institution that has financed or refinanced the purchase or lease of such property or materials from such a vendor, in each case solely in respect of the purchase price or lease of such property or materials, or of any services provided by such vendor (and only, in the case of any such obligation owed to such a bank or financial institution, to the extent and for as long as such obligation is guaranteed by, or secured by property or assets of, such vendor).

    "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

    "Wholly Owned Subsidiary" means a subsidiary of the Company, all of the outstanding equity interests of which are owned by the Company or another wholly owned subsidiary.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and the Underwriters, each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to each of the Underwriters, the principal amount of the Notes set forth opposite its name below. Pursuant to the Purchase Agreement, the Underwriters will be obligated to purchase all of the Notes if any are purchased.

          UNDERWRITER                                                 PRINCIPAL
          -----------                                                   AMOUNT
                                                                     ------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.............................................  $
Smith Barney Inc...................................................
                                                                     ------------
          Total....................................................  $ 80,000,000
                                                                     ------------
                                                                     ------------

    The several Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of the Prospectus, and to certain dealers at such price less a concession not in excess of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount of the Notes to certain other dealers. After the initial public offering of the Notes, the public offering price, concession and discount may be changed.

    There is no public market for the Notes and the Company does not intend to list the Notes on any securities exchange or for quotation over any over-the-counter market. The Company has been advised by the Underwriters that, following the completion of the Offering, the Underwriters presently intend to make a market in the Notes. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Latham & Watkins, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain other legal matters related to the Offering will be passed upon for the Company by Amy M. Shapiro, Vice President, Secretary and General Counsel for the Company. As of June 14, 1995, Ms. Shapiro was the beneficial owner (for purposes of the Exchange Act) of 22,917 shares of the Company's Common Stock.

                                    EXPERTS

    The consolidated financial statements of the Company at September 30, 1993 and 1994, and for each of the three years in the period ended September 30, 1994, appearing in this Prospectus and Registration Statement and incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994, as amended by Form 10-K/A No. 1 dated January 11, 1995, Form 10-K/A No. 2 dated May 25, 1995 and Form 10-K/A No. 3 dated June 16, 1995 have been audited by Ernst & Young LLP, independent auditors, and the information under the caption "Selected Consolidated Financial Data" as of and for each of the five years in the period ended September 30, 1994 appearing in this prospectus and Registration Statement have been derived from consolidated financial statements audited by Ernst & Young LLP as set forth in their reports thereon appearing elsewhere herein and incorporated herein by reference. The consolidated financial statements and selected consolidated financial data are included and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company is subject to the periodic reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements, information statements and other information with the Commission. Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York, 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CELS". Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, MD, 20850.

    The Company has filed with the Commission under the Securities Act of 1933, as amended, a Registration Statement with respect to the Notes offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and in the exhibits and schedules thereto. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Notes, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. All of these documents may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, and copies of such material can be obtained from the public reference section of the Commission, Washington, D.C., 20549, at prescribed rates.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CommNet Cellular Inc.

    We have audited the accompanying consolidated balance sheets of CommNet Cellular Inc. (formerly Cellular, Inc.) as of September 30, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity
(deficit), and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CommNet Cellular Inc. at September 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, in the fiscal year ended September 30, 1994, the Company changed its methods of accounting for income taxes and short-term investments.

                                          ERNST & YOUNG LLP

Denver, Colorado
December 2, 1994

                             COMMNET CELLULAR INC.
                          CONSOLIDATED BALANCE SHEETS
                                ASSETS (NOTE 5)

                                                                                SEPTEMBER 30,
                                                                        ------------------------------
                                                                             1994            1993
                                                                        --------------  --------------  MARCH 31, 1995
                                                                                                        --------------
                                                                                                         (UNAUDITED)
Current assets:
  Cash and cash equivalents...........................................  $    2,081,591  $   45,660,761  $   14,396,471
  Available-for-sale securities (Note 3)..............................      21,198,698      21,092,859          11,553
  Accounts receivable, net of allowance for doubtful accounts of
   $2,677,124 and $1,384,181 in 1994 and 1993, respectively...........      12,706,452       9,397,055      13,532,361
  Inventory and other.................................................       7,316,770       2,945,485       6,412,957
                                                                        --------------  --------------  --------------
    Total current assets..............................................      43,303,511      79,096,160      34,353,342
Investment in and advances to affiliates (Notes 2 and 4)..............      61,908,761      55,892,372      57,063,587
Investment in cellular system equipment...............................       9,732,075       4,366,362      17,246,637
Property and equipment, at cost (Note 7):
  Cellular system equipment...........................................      79,215,294      53,976,077      88,405,886
  Land, buildings and improvements....................................      17,361,917      11,377,969      19,511,990
  Furniture and equipment.............................................      14,796,494      10,463,838      15,999,645
                                                                        --------------  --------------  --------------
                                                                           111,373,705      75,817,884     123,917,521
  Less accumulated depreciation.......................................      31,455,978      22,357,588      37,663,361
                                                                        --------------  --------------  --------------
    Net property and equipment........................................      79,917,727      53,460,296      86,254,160
Other assets, less accumulated amortization of $25,979,913 and
 $24,361,752 in 1994 and 1993, respectively:
  FCC licenses and filing rights (Note 2).............................      80,458,461      68,174,551      90,203,145
  Deferred loan costs and other.......................................       6,432,286       8,300,444       5,759,483
                                                                        --------------  --------------  --------------
    Total other assets................................................      86,890,747      76,474,995      95,962,628
                                                                        --------------  --------------  --------------
                                                                        $  281,752,821  $  269,290,185  $  290,880,354
                                                                        --------------  --------------  --------------
                                                                        --------------  --------------  --------------
                                    LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................................  $   10,327,933  $    5,791,135  $    7,057,169
  Accrued liabilities.................................................       3,441,149       4,401,151       4,733,735
  Accrued interest....................................................       2,331,034       4,031,780       2,695,394
  Current portion of long-term debt...................................       1,090,870       1,071,330       1,090,870
  Obligation under capital leases due within one year.................         588,025         240,173         467,798
                                                                        --------------  --------------  --------------
    Total current liabilities.........................................      17,779,011      15,535,569      16,044,966
Long-term debt:
  Secured bank financing (Note 5).....................................      50,448,361      39,318,703      63,203,738
  Obligation under capital leases due after one year (Note 7).........         785,082         306,127         620,138
  11 3/4% senior subordinated discount notes (Note 6).................     112,979,725     100,846,570     119,617,285
  Convertible subordinated debentures (Note 6)........................      79,700,000     117,572,181      79,697,000
Obligations under purchase agreements.................................        --             1,632,643        --
Minority interests....................................................       4,154,175       3,500,163       3,872,665
Commitments (Note 8)
Stockholders' equity (deficit) (Notes 2, 3, 5, 6, 10, 11 and 12):
  Preferred Stock, $.01 par value; 1,000,000 shares authorized; no
   shares issued......................................................        --              --              --
  Common Stock, $.001 par value; 40,000,000 shares authorized;
   11,739,108 and 8,911,579 shares issued at September 30, 1994 and
   1993, respectively.................................................          11,739           8,911          11,954
  Capital in excess of par value......................................     117,146,376      74,619,503     120,888,317
  Unrealized losses on available-for-sale securities..................        (450,311)       --              --
  Accumulated deficit.................................................    (100,801,337)    (84,050,185)   (113,075,709)
                                                                        --------------  --------------  --------------
    Total stockholders' equity (deficit)..............................      15,906,467      (9,421,771)      7,824,562
                                                                        --------------  --------------  --------------
                                                                        $  281,752,821  $  269,290,185  $  290,880,354
                                                                        --------------  --------------  --------------
                                                                        --------------  --------------  --------------

                            See accompanying notes.

                             COMMNET CELLULAR INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            YEARS ENDED                           SIX MONTHS ENDED
                                                           SEPTEMBER 30,                             MARCH 31,
                                           ----------------------------------------------  ------------------------------
                                                1994            1993            1992            1995            1994
                                           --------------  --------------  --------------  --------------  --------------
                                                                                            (UNAUDITED)     (UNAUDITED)
Revenues:
  Cellular service.......................  $   36,113,748  $   19,577,153  $    8,014,506  $   24,532,722  $   15,356,656
  Roaming................................      16,472,391       9,283,377       4,287,058       8,977,812       6,495,465
  Equipment sales........................       8,773,912       4,828,781       2,604,785       4,829,228       4,603,402
                                           --------------  --------------  --------------  --------------  --------------
                                               61,360,051      33,689,311      14,906,349      38,339,762      26,455,523
Costs and expenses:
  Cellular operations:
    Cost of cellular service.............       9,467,025       6,100,229       4,322,152       7,692,715       4,650,091
    Cost of equipment sales..............       8,834,865       5,218,012       3,319,903       5,072,459       4,501,358
    General and administrative...........      16,767,717      10,505,106       5,260,148      10,381,459       7,486,387
    Marketing and selling................      15,786,030       8,465,287       5,236,329      10,088,444       7,103,814
    Depreciation and amortization........      10,541,476      17,581,946      11,611,460       6,901,272       4,785,936
    Write-down of property and
     equipment...........................       2,864,589        --              --              --             1,472,902
  Corporate:
    General and administrative...........       6,944,193       7,122,454      10,469,437       3,721,863       3,352,832
    Depreciation and amortization........       2,109,379       2,368,562       2,503,357       1,128,096       1,098,360
    Write-down of property and
     equipment...........................         251,667        --              --              --              --
    Less amounts allocated to
     nonconsolidated affiliates..........      (6,537,555)     (8,241,752)     (9,472,280)     (3,232,688)     (2,886,174)
                                           --------------  --------------  --------------  --------------  --------------
                                               67,029,386      49,119,844      33,250,506      41,753,620      31,565,506
                                           --------------  --------------  --------------  --------------  --------------
Operating loss...........................      (5,669,335)    (15,430,533)    (18,344,157)     (3,413,858)     (5,109,983)
Equity in net loss of affiliates (Note
 4)......................................      (5,092,484)     (6,339,145)     (8,851,753)     (2,735,777)     (3,586,024)
Minority interest in net income of
 consolidated affiliates.................        (543,607)       --              --              (261,004)       --
Gains on sales of affiliates and other
 (Note 2)................................       3,811,943       7,821,424      14,339,063          67,247       2,459,004
Interest expense.........................     (21,338,505)    (16,427,796)    (14,800,908)    (11,886,742)     (9,860,292)
Interest income (Note 4).................      12,080,836      10,701,511      10,616,024       5,955,762       6,813,532
                                           --------------  --------------  --------------  --------------  --------------
Loss before extraordinary charge.........     (16,751,152)    (19,674,539)    (17,041,731)    (12,274,372)     (9,283,763)
Extraordinary charge related to early
 extinguishment of secured bank financing
 (Note 5)................................        --            (2,991,673)       --              --              --
                                           --------------  --------------  --------------  --------------  --------------
Net loss.................................  $  (16,751,152) $  (22,666,212) $  (17,041,731) $  (12,274,372) $   (9,283,763)
                                           --------------  --------------  --------------  --------------  --------------
                                           --------------  --------------  --------------  --------------  --------------
Loss per common share:
  Loss before extraordinary charge.......  $        (1.45) $        (2.30) $        (2.44) $        (1.04) $        (0.81)
  Extraordinary charge...................        --                  (.35)       --              --              --
                                           --------------  --------------  --------------  --------------  --------------
  Net loss per common share..............  $        (1.45) $        (2.65) $        (2.44) $        (1.04) $        (0.81)
                                           --------------  --------------  --------------  --------------  --------------
                                           --------------  --------------  --------------  --------------  --------------
Weighted average shares outstanding......      11,577,191       8,551,785       6,984,541      11,792,419      11,414,210
                                           --------------  --------------  --------------  --------------  --------------
                                           --------------  --------------  --------------  --------------  --------------

                            See accompanying notes.

                             COMMNET CELLULAR INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                      COMMON STOCK          CAPITAL IN
                                                 -----------------------    EXCESS OF       UNREALIZED      ACCUMULATED
                                                    SHARES      AMOUNT      PAR VALUE     GAINS (LOSSES)      DEFICIT
                                                 ------------  ---------  --------------  --------------  ---------------
Balance at September 30, 1991..................     4,801,610  $   4,802  $   22,249,717   $    --        $   (44,342,242)
  Exercise of options..........................        54,375         54         534,321        --              --
  Issuance of Common Stock -- public offering
   (Note 12)...................................     2,875,000      2,875      37,256,375        --              --
  Offering costs...............................       --          --            (656,155)       --              --
  Issuance of Common Stock -- acquisitions
   (Note 2)....................................       559,009        559       5,967,011        --              --
  Issuance of Common Stock -- ESOP (Note 11)...        21,798         22         264,280        --              --
  Net loss.....................................       --          --            --              --            (17,041,731)
                                                 ------------  ---------  --------------  --------------  ---------------
Balance at September 30, 1992..................     8,311,792      8,312      65,615,549        --            (61,383,973)
  Exercise of options..........................        35,000         35         636,077        --              --
  Issuance of Common Stock -- acquisitions
   (Note 2)....................................       405,226        405       5,942,965        --              --
  Issuance of Common Stock -- ESOP (Note 11)...        17,232         17         297,235        --              --
  Debenture conversion.........................       142,329        142       2,127,677        --              --
  Net loss.....................................       --          --            --              --            (22,666,212)
                                                 ------------  ---------  --------------  --------------  ---------------
Balance at September 30, 1993..................     8,911,579      8,911      74,619,503        --            (84,050,185)
  Exercise of options..........................       121,250        122       1,478,587        --              --
  Issuance of Common Stock -- acquisitions
   (Note 2)....................................       156,132        156       2,761,396        --              --
  Issuance of Common Stock -- ESOP (Note 11)...        20,953         21         477,969        --              --
  Debenture conversion.........................     2,529,194      2,529      37,808,921        --              --
  Unrealized losses............................       --          --            --             (450,311)        --
  Net loss.....................................       --          --            --              --            (16,751,152)
                                                 ------------  ---------  --------------  --------------  ---------------
Balance at September 30, 1994..................    11,739,108     11,739     117,146,376       (450,311)     (100,801,337)
  Exercise of options (unaudited)..............        94,325         94         770,023        --              --
  Issuance of Common Stock -- acquisitions
   (unaudited).................................       120,418        121       2,968,935        --              --
  Debenture conversion (unaudited).............           108     --               2,983        --              --
  Unrealized losses (unaudited)................       --          --            --              450,311
  Net loss (unaudited).........................       --          --            --              --            (12,274,372)
                                                 ------------  ---------  --------------  --------------  ---------------
Balance at March 31, 1995 (unaudited)..........    11,953,959  $  11,954  $  120,888,317   $    --        $  (113,075,709)
                                                 ------------  ---------  --------------  --------------  ---------------
                                                 ------------  ---------  --------------  --------------  ---------------

                            See accompanying notes.

                             COMMNET CELLULAR INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED                          SIX MONTHS ENDED
                                                               SEPTEMBER 30,                             MARCH 31,
                                               ---------------------------------------------   -----------------------------
                                                   1994            1993            1992            1995            1994
                                               -------------   -------------   -------------   -------------   -------------
                                                                                                (UNAUDITED)     (UNAUDITED)
Operating activities:
  Net loss...................................  $ (16,751,152)  $ (22,666,212)  $ (17,041,731)  $ (12,274,372)  $  (9,283,763)
  Adjustments to reconcile net loss to net
   cash used by operating activities:
    Minority interest........................        543,607        --              --               261,004        --
    Compensation expense related to ESOP and
     option grants...........................        477,990         554,648         264,302        --              --
    Depreciation and amortization............     12,650,855      19,950,508      14,114,817       8,029,368       5,884,296
    Equity in net loss of affiliates.........      5,092,484       6,339,145       8,851,753       2,735,777       3,586,024
    Gains on sales of affiliates and other...     (3,811,943)     (7,821,424)    (14,339,063)        (67,247)     (2,459,004)
    Loss on available-for-sale securities....       --              --              --               221,598        --
    Interest expense on 11 3/4% senior
     discount notes..........................     12,133,155         846,205        --             6,637,560       5,863,912
    CoBank patronage income..................       (814,837)       (719,005)       (329,002)       (534,690)       (814,837)
    Accrued interest on advances to
     affiliates..............................    (11,380,231)     (9,542,484)     (9,151,074)     (5,570,098)     (5,427,093)
    Write-down of property and equipment.....      3,116,256        --              --              --             1,472,902
    Write-down of short-term investments.....        743,511        --              --              --              --
  Change in operating assets and liabilities,
   net of effects from consolidating acquired
   interests (Note 2):
    Accounts receivable......................     (2,912,318)     (3,721,023)        235,471         128,779      (3,886,535)
    Inventory and other......................     (4,363,083)       (789,336)         46,673         904,908      (1,144,961)
    Accounts payable and accrued
     liabilities.............................     (1,230,322)      2,368,345      (2,136,240)        (90,218)        329,713
    Accrued interest.........................       (663,529)        126,982         577,287         364,360      (1,822,327)
Offering costs related to issuance of senior
 discount notes..............................       --            (3,260,396)       --              --              --
Offering cost related to issuance of
 convertible subordinated debentures.........       --              (245,000)       --              --              --
                                               -------------   -------------   -------------   -------------   -------------
      Net cash provided (used) by operating
       activities............................     (7,169,557)    (18,579,047)    (18,906,807)        746,729      (7,701,673)
Investing activities:
  Purchases of available-for-sale
   securities................................    (16,788,067)    (28,994,122)    (40,466,570)        (11,553)    (13,485,157)
  Sales of available-for-sale securities.....     15,488,406      21,692,323      37,853,347      21,427,411       3,963,892
  Additions to investments in and advances to
   affiliates................................     (6,789,273)     (9,274,470)     (9,544,385)     (2,426,811)     (2,188,547)
  Reductions in (additions to) investment in
   cellular system equipment.................     (5,365,713)         98,370         126,873      (7,514,562)     (4,821,271)
  Additions to property and equipment........    (31,455,008)     (7,547,311)     (7,512,126)    (12,528,606)     (6,330,624)
  Disposals of (additions to) other assets...       --            (1,057,834)       --               (14,396)       --
  Proceeds from sales of interests in
   affiliates (Note 2).......................      9,037,328       7,334,198       4,642,920       1,835,349       6,569,210
  Purchase of interests in affiliates, net of
   cash acquired and net of assets and
   liabilities recorded due to consolidation
   (Note 2)..................................    (13,992,000)    (12,082,316)     (6,276,406)     (2,439,005)    (10,420,426)
                                               -------------   -------------   -------------   -------------   -------------
      Net cash used by investing
       activities............................    (49,864,327)    (29,831,162)    (21,176,347)     (1,672,173)    (26,712,923)
Financing activities:
  Proceeds from secured bank financing.......     13,779,086      38,566,144       9,612,445      13,408,742       2,680,780
  Payments of secured bank financing.........     (2,629,888)    (74,195,558)     (2,342,770)       (653,364)     (1,346,669)
  Additions (reductions) of obligation under
   capital leases............................        826,807        (163,989)       (301,603)       (285,171)       (132,477)
  Proceeds from issuance of senior discount
   notes.....................................       --           100,000,000        --              --              --
  Issuance of convertible subordinated
   debentures................................       --             4,950,000        --              --              --
  Issuance of Common Stock, net of offering
   costs.....................................      1,478,709         378,716      37,401,772         770,117       1,433,959
                                               -------------   -------------   -------------   -------------   -------------
      Net cash provided by financing
       activities............................     13,454,714      69,535,313      44,369,844      13,240,324       2,635,593
                                               -------------   -------------   -------------   -------------   -------------
Net increase (decrease) in cash and cash
 equivalents.................................    (43,579,170)     21,125,104       4,286,690      12,314,880     (31,779,003)
Cash and cash equivalents at beginning of
 year........................................     45,660,761      24,535,657      20,248,967       2,081,591      45,660,761
                                               -------------   -------------   -------------   -------------   -------------
Cash and cash equivalents at end of year.....  $   2,081,591   $  45,660,761   $  24,535,657   $  14,396,471   $  13,881,758
                                               -------------   -------------   -------------   -------------   -------------
                                               -------------   -------------   -------------   -------------   -------------

                            See accompanying notes.

                             COMMNET CELLULAR INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                YEARS ENDED                          SIX MONTHS ENDED
                                                               SEPTEMBER 30,                             MARCH 31,
                                               ---------------------------------------------   -----------------------------
                                                   1994            1993            1992            1995            1994
                                               -------------   -------------   -------------   -------------   -------------
                                                                                                (UNAUDITED)     (UNAUDITED)
Supplemental schedule of additional cash flow
 information and noncash activities:
  Cash paid during the year for interest.....  $   9,731,301   $  15,454,609   $  14,223,623   $   5,648,665   $   5,701,880
  Purchase of cellular system equipment
   through accounts payable..................      4,112,406       1,158,791       1,633,069         620,286       1,323,215
  Purchase of cellular system equipment
   through vendor long-term debt.............       --              --               988,465        --              --
  Impact on investments and advances to
   affiliates from minority interest recorded
   due to reorganization of eight Nebraska
   affiliates, six of which were accounted
   for under the equity method, into one
   consolidated Nebraska affiliate...........       --             1,839,571        --              --              --
  Purchases of interests in affiliates by
   issuance of Common Stock..................      2,761,552       6,532,467       7,011,116       2,969,056       1,469,214
  Addition to deferred loan costs related to
   convertible subordinated debentures and
   senior discount notes.....................       --             3,505,761        --              --              --
  Conversion of convertible subordinated
   debentures to Common Stock................     37,811,450       2,127,819        --                 2,983      37,811,450

                            See accompanying notes.

                             COMMNET CELLULAR INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION AND BASIS OF PRESENTATION

    CommNet Cellular Inc. (formerly Cellular, Inc.) and its majority-owned affiliates (the "Company") operates, manages and finances cellular telephone systems principally in the mountain and plains regions of the United States. Cellular telephone systems are capable of providing a wide variety of telecommunication services including high quality wireless local and long-distance telephone service within a specified market area through mobile, portable or fixed telephone equipment.

    The Federal Communications Commission ("FCC") initially granted only two licenses in each cellular market area, one to a telephone company with an exchange presence in the area ("wireline" license), and one to an entity other than a telephone company ("nonwireline" license).

    The Company initially acquired its cellular interests by participating in the wireline licensing process conducted by the FCC. In order to participate in that process, the Company formed affiliates which were originally owned at least 51% by one or more independent telephone companies and no more than 49% by the Company. In addition to obtaining interests in cellular markets through participation in the FCC licensing process, the Company also has purchased direct interests in additional markets in order to expand the network.

    All affiliate investments in which the Company has greater than a 50% interest are consolidated. All affiliate investments in which the Company has a 50% or less but 20% or greater interest are accounted for under the equity method. All affiliate investments in which the Company has less than a 20% interest are accounted for under the cost method.

    The Company and its affiliates participated in the following markets as of September 30, 1994:

                                           COMPANY         AFFILIATE(S)
    MSA OR                               INTEREST IN         INTEREST
 RSA CODE (1)           STATE          AFFILIATE(S) (2)   IN LICENSEE (3)
- ---------------  --------------------  ----------------   ---------------
MSAs: 141        Minnesota                    49.00%      16.34% LP
      152        Maine (4)                    33.33%      33.33% LP
      185        Indiana                     100.00%      16.67% LP
      241        Colorado                     73.99%      100.00% GP
      253        Iowa                         74.50%      100.00% GP
      267        South Dakota                100.00%      51.00% GP
      268        Montana                      49.00%      90.00% GP
      279        Maine                        33.33%      33.33% GP
      289        South Dakota                100.00%      100.00% GP
      297        Montana                     100.00%      100.00% GP
      298        North Dakota                100.00%      70.00% GP
RSAs: 348        Colorado                     10.00%      100.00% GP
      349        Colorado                     58.60%      100.00% GP
      351        Colorado                     61.75%      100.00% GP
      352        Colorado                     66.00%      100.00% GP
      353        Colorado                    100.00%      75.00% GP
      354        Colorado                     61.75%      80.00% GP
      355        Colorado                     49.00%      100.00% GP
      356        Colorado                     49.00%      100.00% GP
      389        Idaho                        49.00%      50.00% LP
      390        Idaho                        49.00%      33.33% LP
      392        Idaho (B1)                  100.00%      100.00% LP

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                           COMPANY         AFFILIATE(S)
    MSA OR                               INTEREST IN         INTEREST
 RSA CODE (1)           STATE          AFFILIATE(S) (2)   IN LICENSEE (3)
- ---------------  --------------------  ----------------   ---------------
      393        Idaho                        91.64%      100.00% GP
      415        Iowa                         49.00%      20.64% LP
      416        Iowa                         49.00%      78.57% LP
      417        Iowa                        100.00%      100.00% GP
      419        Iowa                         49.00%      91.67% GP
      420        Iowa                        100.00%      100.00% GP
      424        Iowa                         49.00%      30.00% LP
      425        Iowa                         49.00%      27.11% LP
      426        Iowa                         52.65%      93.33% GP
      427        Iowa                         53.64%      91.66% GP
      428        Kansas                      100.00%      3.07% LP
      429        Kansas                      100.00%      3.07% LP
      430        Kansas                      100.00%      3.07% LP
      431        Kansas                      100.00%      3.07% LP
      432        Kansas                      100.00%      3.07% LP
      433        Kansas                      100.00%      3.07% LP
      434        Kansas                      100.00%      3.07% LP
      435        Kansas                      100.00%      3.07% LP
      436        Kansas                      100.00%      3.07% LP
      437        Kansas                      100.00%      3.07% LP
      438        Kansas                      100.00%      3.07% LP
      439        Kansas                      100.00%      3.07% LP
      440        Kansas                      100.00%      3.07% LP
      441        Kansas                      100.00%      3.07% LP
      442        Kansas                      100.00%      3.07% LP
      512        Missouri (B1)                49.00%      30.00% LP
      523        Montana (B1)                 49.00%      100.00% GP
      523        Montana (B2)                100.00%      98.11% GP
      524        Montana                      61.75%      100.00% GP
      525        Montana                      59.20%      100.00% GP
      526        Montana                      59.20%      100.00% GP
      527        Montana                      61.75%      100.00% GP
      528        Montana                      61.75%      100.00% GP
      529        Montana                      61.75%      100.00% GP
      530        Montana                      61.75%      100.00% GP
      531        Montana                      61.75%      100.00% GP
      532        Montana                      61.75%      100.00% GP
      533        Nebraska                     51.27%      25.52% LP
      534        Nebraska                     51.27%      25.52% LP
      535        Nebraska                     51.27%      25.52% LP
      536        Nebraska                     51.27%      25.52% LP
      537        Nebraska                     51.27%      25.52% LP
      538        Nebraska                     51.27%      25.52% LP
      539        Nebraska                     51.27%      25.52% LP

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                           COMPANY         AFFILIATE(S)
    MSA OR                               INTEREST IN         INTEREST
 RSA CODE (1)           STATE          AFFILIATE(S) (2)   IN LICENSEE (3)
- ---------------  --------------------  ----------------   ---------------
      540        Nebraska                     51.27%      25.52% LP
      541        Nebraska                     51.27%      25.52% LP
      542        Nebraska                     51.27%      25.52% LP
      553        New Mexico                   49.00%      33.33% LP
      555        New Mexico                   49.00%      25.00% LP
      557        New Mexico                   49.00%      33.33% LP
      580        North Dakota                 52.14%      100.00% GP
      581        North Dakota                 49.00%      100.00% GP
      582        North Dakota                 49.00%      84.59% LP
      583        North Dakota                 46.96%      100.00% GP
      584        North Dakota                 61.75%      100.00% GP
      611        Oregon                      100.00%      25.00% LP(5)
      634        South Dakota                 61.75%      100.00% GP
      635        South Dakota                 56.29%      100.00% GP
      636        South Dakota                 57.50%      100.00% GP
      638        South Dakota (B1)            82.99%      100.00% GP
      638        South Dakota (B2)            82.99%      100.00% GP
      639        South Dakota (B1)            60.66%      100.00% GP
      639        South Dakota (B2)            60.66%      100.00% GP
      640        South Dakota                 64.49%      100.00% GP
      641        South Dakota                 61.13%      100.00% GP
      642        South Dakota                 49.00%      100.00% GP
      675        Utah                        100.00%      100.00% GP
      676        Utah                        100.00%      100.00% GP
      677        Utah (B3)                    74.50%      100.00% GP
      678        Utah                        100.00%      80.00% GP
      718        Wyoming                      66.00%      100.00% GP
      719        Wyoming                      83.00%      100.00% GP
      720        Wyoming                     100.00%      100.00% GP

- ------------------------
(1) Metropolitan Statistical Area ("MSA") ranking is based on population as established by the FCC. Rural Service Area ("RSAs") have been numbered by the FCC alphabetically by state.

(2) Represents the composite ownership interest held by the Company in the respective affiliate(s).

(3) Represents the composite ownership interest of the Company's affiliate(s) in the licensee for a cellular telephone system in the respective market. GP indicates that at least one affiliate has a general partner or controlling interest in the licensee; LP indicates that the affiliate(s) has (have) a limited partner or minority interest.

(4)  The license for the Portland, Maine market has been vacated.

(5)  The ownership percentages for the market are the subject of litigation.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its majority-owned affiliates. All significant intercompany transactions have been eliminated.

    Minority interest, occurring only when other stockholders or partners provide funding to the affiliates, is classified with noncurrent liabilities in the accompanying balance sheets. For all other majority-owned affiliates, the Company records all operating losses given that the minority interests have no funding obligations. At such time as the cumulative net income attributed to these nonfunding minority interests exceeds the cumulative net losses previously absorbed, the Company will record a minority interest liability for such entities.

    INTERIM FINANCIAL STATEMENTS

    The Company, in its opinion, has included all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of its financial position at March 31, 1995 and the results of its operations for the six months ended March 31, 1995 and 1994. The results of operations for the six months ended March 31, 1995 are not necessarily indicative of the results for a full year.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

    SHORT-TERM INVESTMENTS

    The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of September 30, 1994. In accordance with the Statement, prior-period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of September 30, 1994 of adopting Statement 115, including the reversal of $450,311 of lower of cost or market adjustments recorded in the current year, decreased net loss by $450,311. The ending balance of shareholders' equity also was decreased by $450,311 to reflect the net unrealized holding loss on securities classified as available-for-sale that were previously classified as held for investment and held for sale, and carried at amortized cost and lower of cost or market, respectively. All of the Company's short-term investments are classified as available-for-sale at September 30, 1994.

    ACCOUNTS RECEIVABLE

    The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables generally are due within 30 days. Credit losses relating to the Company's customers consistently have been within management's expectations and comparable to losses for the portfolio as a whole.

    INVENTORY

    Inventories are stated at the lower of cost (first-in, first-out) or market and are comprised of cellular communication equipment and accessories held for resale to the Company's subscribers.

    INVESTMENT IN CELLULAR SYSTEM EQUIPMENT

    Investment in cellular system equipment relates to cellular system equipment under construction or held in inventory at the Company's warehouse facility.

    During the twelve months ended September 30, 1994, the Company replaced and upgraded certain cellular system equipment. As a result, the Company has realized a loss representing the excess of net book over realizable values totaling $3,116,000.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DEFERRED LOAN COSTS

    Deferred loan costs relate to the offerings of senior notes and convertible subordinated debentures and to the CoBank loan agreements (see Notes 5 and 6). These costs are being amortized over the respective terms of the debentures, notes and loans.

    FCC LICENSES AND FILING RIGHTS

    FCC licenses represent the costs of the FCC licenses acquired by consolidated affiliates. Filing rights represent costs associated with acquiring the rights to file for cellular telephone licenses. The excess of the purchase price of affiliate interests acquired over the fair market value of the related net assets acquired is included as the cost of FCC licenses and filing rights.

    Effective October 1, 1993, the Company revised its estimate of the useful life of FCC license acquisition costs from the remaining initial ten-year term to 40 years from the date of acquisition to conform with industry practices. This change in estimate was accounted for prospectively and resulted in a reduction of amortization expense for the year ended September 30, 1994 of approximately $11,024,000, or $.95 per common share.

    REVENUE RECOGNITION

    Cellular service revenues based upon subscriber usage are recognized at the time service is provided. Access and special feature cellular service revenues are recognized when earned. Equipment sales are recognized at the time equipment is delivered to the subscriber or to an unaffiliated agent.

    DEPRECIATION AND AMORTIZATION

    Depreciation of property and equipment is provided principally on the straight-line method over estimated useful lives as follows:

                                                                          YEARS
                                                                          ------
Cellular system equipment...............................................   8-15
Building and improvements...............................................   6-10
Furniture and equipment.................................................    3-5

    COST ALLOCATIONS

    The Company allocates shared operating costs to its managed affiliates. Costs which bear an identifiable causal relationship are allocated directly to the affiliate. Indirect costs are allocated based on a methodology negotiated with the affiliates and applied consistently to all managed markets. This methodology allocates functional cost pools on a pro rata basis taking into consideration total property, plant and equipment, population, subscribers and other attributes of the managed markets. In addition, effective October 1, 1993, and for all comparative periods presented, the Company reclassified allocated cellular operations depreciation from cellular operations cost of cellular service, general and administrative and marketing and selling to cellular operations depreciation and amortization. This change does not impact operating or net loss.

    During the twelve months ended September 30, 1994, the Company incurred certain overhead costs related to expansion. As a result, the Company capitalized $3,991,000, which is included in property and equipment, and investment in cellular system equipment. In addition, the Company allocated $713,000 to nonconsolidated affiliates.

    INCOME TAXES

    Effective October 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes" (see Note 9 --"Income taxes").

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    NET LOSS PER COMMON SHARE

    Net loss per Common share is based on the weighted average number of Common shares outstanding during the periods, excluding Common Stock equivalents which are anti-dilutive. Fully diluted earnings per share are not presented because conversion of the convertible subordinated debentures and notes would be anti-dilutive. The convertible subordinated debentures and notes are not considered to be Common Stock equivalents.

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS

    1992

    In October 1991, the Company disposed of its interest in the Colorado Springs, Colorado wireline cellular system in satisfaction of its promissory notes to U S West NewVector totaling $8,400,000 and accrued interest. As a result, the Company realized a gain in the approximate amount of $8,700,000.

    In December 1991, the Company acquired, by merger, the outstanding shares of a corporation which was the 51% general partner of the Company's affiliates holding an interest in three RSA markets and one MSA market in Indiana for approximately $1,463,000 paid through the issuance of 147,192 shares of Common Stock to the corporation's shareholder.

    In December 1991 and January 1992, the Company acquired, by merger, the outstanding shares of two corporations each of which owned a 51% general partnership interest in an affiliate of the Company for approximately $1,614,000 paid through the issuance of 149,085 shares of Common Stock to the shareholders of the two corporations. The Company subsequently transferred its interests in the affiliates to U S West NewVector in connection with the multimarket exchange discussed below.

    In January 1992, the Company consummated a series of transactions pursuant to which it divested itself of 100% of the nonwireline license for RSA 392 (Idaho 5) and acquired a 71.4% interest in the wireline license for such market. In addition, the Company acquired a 33.33% interest in the wireline licensee for RSA 675 (Utah 3), bringing the Company's net ownership interest in such market to 57.83%. The Company also received cash proceeds of approximately $2,493,000, but recognized a $467,000 loss.

    In February 1992, the Company acquired the assets of an independent telephone company in South Dakota for $425,000 in cash.

    In March 1992, the Company completed a multimarket exchange with US West NewVector in which the Company acquired from U S West NewVector interests in 13 managed markets within the states of Idaho, Iowa, Utah and South Dakota, in exchange for limited partnership interests in three markets and $2,645,000 in cash. The exchange resulted in a gain of approximately $4,157,000.

    In May 1992, the Company sold its 49% limited partnership interest in the entity which owned a 36.5% interest in the wireline licensee for RSA 350 (Colorado 3) for approximately $3,080,000. The sale resulted in a gain of approximately $2,311,000.

    In June 1992, the Company acquired 75.41% of the outstanding shares of a corporation which is the 51% general partner of an entity which owns 66.67% of the wireline licensee for RSA 393 (Idaho 6) for $3,700,000 consisting of $1,685,000 in cash and 161,200 shares of the Company's Common Stock. As a result of this acquisition, the Company holds, directly and indirectly, 91.64% of the licensee for this market.

    In July 1992, the Company acquired a 7.15% interest in the wireline license for RSA 392 (Idaho 5) for $629,000 in cash. As a result, the Company holds 78.55% of the license for this market.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS (CONTINUED)
    In August 1992, the Company acquired the nonwireline cellular system serving RSA 420 (Iowa 9) for approximately $1,910,000. The Company issued 101,532 shares of Common Stock and assumed approximately $590,000 in liabilities.

    1993

    In December 1992, the Company acquired from U S West NewVector its 70% general partner interest in the licensee for MSA 298 (Bismarck, North Dakota), its 51% general partner interest in the licensee for MSA 267 (Sioux Falls, South Dakota) and its 16.66% general partner interest in the licensee for RSA 642 (South Dakota 9). The aggregate purchase price was approximately $10,800,000 paid in cash by the Company. In May 1993, the remaining partners in the licensee for RSA 642 exercised an option to purchase such interest and paid the Company a total of $1,074,000 in cash.

    In December 1992, the Company acquired an additional 16.07% interest in the licensee for RSA 640 (South Dakota 7) and an additional 11.28% interest in the licensee for RSA 641 (South Dakota 8) for approximately $469,000 which was paid by the issuance of 31,491 shares of Common Stock of the Company.

    In December 1992, the Company acquired the outstanding shares of a corporation which is a limited partner in two Colorado MSA markets for 40,252 shares of Common Stock valued at approximately $563,000. In December 1992, the Company also acquired the 51% general partner interest in the affiliate which was a limited partner in one Utah RSA market for $1,261,000 paid by the issuance of 43,025 shares of Common Stock and $615,000 in cash. In February 1993, the Company acquired the outstanding shares of two affiliates which were limited partners in two Colorado MSA markets for 94,811 shares of Common Stock valued at approximately $1,268,000. The Company subsequently transferred such affiliates' interest in certain licensees to U S West NewVector pursuant to the multimarket exchange discussed below.

    In March 1993, the Company completed an additional multimarket exchange with U S West NewVector in which the Company transferred to U S West NewVector the Company's interest in one nonmanaged RSA market and two nonmanaged MSA markets in exchange for U S West NewVector's interest in seven RSA markets and one MSA market managed by the Company plus approximately $3,418,000 in cash. The exchange resulted in a gain to the Company of approximately $3,812,000.

    In March 1993, the Company acquired all of the outstanding shares of a corporation which is the 51% general partner of the affiliate which is the 50% general partner of the wireline licensee for RSA 353 (Colorado 6) for $228,000 in cash.

    In June 1993, RSA 392 (Idaho 5) was partitioned by the FCC into two markets and the Company exchanged its 78.55% interest in the Sun Valley (B2) portion of the market for U S West NewVector's 21.45% interest in the Twin Falls (B1) portion of the market and $12,000 in cash.

    In August 1993, the Company transferred its interest in two affiliates which held interests in one nonmanaged RSA market and one managed MSA market in exchange for a 98.11% interest in an RSA market which will be managed by the Company and $3,916,000 in cash pursuant to an exchange agreement with Pacific Telecom Cellular, Inc. ("PTI"). In order to fulfill its obligations under the agreement, the Company acquired the outstanding shares of four corporations for approximately $3,499,000 paid by the issuance of 194,474 shares of Common Stock of the Company and approximately $478,000 in cash. The exchange resulted in a gain to the Company of approximately $4,889,000. The agreement also provides for the sale by the Company of its interest in two additional affiliates which hold interests in nonmanaged RSA markets. The sale of one interest was consummated in December 1993 (see below). The sale of the second interest is the subject of pending litigation and, accordingly, there can be no assurance that such sale will be consummated.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS (CONTINUED)
    1994

    In December 1993, the Company acquired 100% of the stock of a corporation which owns and operates the Rapid City, South Dakota MSA market and owns general partnership interests in two partitioned RSA markets (South Dakota 5 (B2) and South Dakota 6 (B2)) for approximately $10,420,000 in cash plus property valued at approximately $400,000.

    In December 1993, the Company sold its interests in affiliates which held a 44.44% limited partnership interest in the wireline licensee for RSA 608 (Oregon
3) for approximately $2,076,000 in cash. The sale resulted in a gain of approximately $630,000.

    In  December  1993,  the  Company  acquired  additional  interests  in   two
affiliated corporations for approximately $139,000.

    In February 1994, the Company acquired an additional 51% of the stock of an affiliate which held a 28.6% limited partnership interest in MSA 239 (Joplin, MO) for 69,051 shares of the Company's Common Stock, then sold the Company's entire limited partnership interest for $4,494,000 in cash. The sale resulted in a gain of approximately $1,921,000.

    In March 1994, the Company acquired an additional interest in an affiliated corporation for 2,732 shares of the Company's Common Stock.

    In April 1994, the Company acquired three affiliated corporations which hold limited partnership interests in Utah RSA managed markets for 80,145 shares of the Company's Common Stock.

    In May 1994, the Company sold its interest in an affiliate which held an 8.125% limited partnership interest in three nonmanaged RSA markets for approximately $2,468,000 in cash. The sale resulted in a gain of approximately $841,000. Contemporaneously, the Company acquired additional limited partnership interests in four managed RSA markets for approximately $373,000.

    In July 1994, the Company acquired an additional interest in an affiliated corporation for approximately $199,000 in cash.

    In August 1994, the Company acquired an aggregate of 3.07% of the stock of a corporation which operates cellular systems throughout Kansas from two unrelated corporations for approximately $3,000,000 in cash.

    During fiscal year 1994, the Company recognized a gain of approximately $907,000 due to the write-off of contingent liabilities related to stock price guarantees in acquisition agreements.

    Each of the above acquisitions was accounted for using the purchase method of accounting. The applicable results of operations of the acquired interests have been included in the Company's consolidated statements of operations from the respective acquisition dates.

    The following represents the pro forma results of operations as if the above noted acquisitions had occurred at the beginning of the respective period in which the acquisition occurred, as well as at the beginning of the immediately preceding period:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------------------------
                                                              1994            1993            1992
                                                         --------------  --------------  --------------
Revenues...............................................  $   62,273,235  $   41,241,051  $   23,371,759
Equity in net loss of affiliates.......................      (4,479,329)     (4,854,046)     (6,989,099)
Net loss...............................................     (17,480,917)    (20,019,844)    (11,165,859)
Loss per common share..................................           (1.50)          (2.25)          (1.46)

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

2.  BUSINESS ACQUISITIONS AND DISPOSITIONS (CONTINUED)
    In addition, the Company has initiated discussions with other cellular telephone carriers regarding acquisition of markets or interests in Iowa, North Dakota, Kansas, Nebraska and Wyoming. Such acquisitions will be pursued to the extent that enhancement or extension of the Company's network is accomplished, although there can be no assurance any such acquisitions will be consummated.

    In November 1994, the Company purchased an additional 5.97% interest in Nebwest Cellular, Inc. for $1,600,000 in cash. Pursuant to the terms of a shareholder's agreement, the Company subsequently sold a portion of that interest to the other shareholders on a pro rata basis for approximately $450,000 in cash. In February 1995, the Company purchased an additional 3.37% interest in this corporation for 34,688 shares of the Company's Common Stock. In March 1995, the Company purchased an additional 2.57% interest in this corporation for 28,638 shares of the Company's Common Stock.

    In   January  1995,   the  Company   sold  a   wholly-owned  subsidiary  for
approximately $86,000 which resulted in a loss of approximately $297,000.

    In January 1995, the Company transferred its 25% interest in one nonmanaged RSA market to a partner in that market pursuant to a judgment. The judgment is currently being appealed. The Company received approximately $1,699,000 upon transfer of the interest which resulted in a gain of approximately $497,000.

    In February 1995, the Company purchased additional interests ranging from 19% to 25% in eleven managed and one nonmanaged markets for approximately $1,259,000 in cash and the issuance of 49,738 shares of the Company's Common Stock.

    The Company has entered into an agreement to sell its 61.5% interest in Nebwest Cellular, Inc. which owns 25.52% of Nebraska Cellular Telephone Corporation, the licensee for the ten wireline RSA markets in the state of Nebraska, for approximately $24.3 million which will result in a gain after tax of approximately $19.6 million. The interest to be purchased from the Company, as well as interests in the Nebraska RSA markets to be purchased from other entities, will be acquired at a cost of over $200 per pop after taking into account debt assumed or refinanced. This transaction is expected to close during July 1995.

3.  SHORT-TERM INVESTMENTS
    On  September 30,  1994, the Company  adopted SFAS No.  115, "Accounting for
Certain  Investments  in  Debt  and  Equity  Securities,"  and  classified   all
short-term investments as available-for-sale.

    The following is a summary of available-for-sale securities:

                                                               AVAILABLE-FOR-SALE SECURITIES
                                                   ------------------------------------------------------
                                                                     GROSS        GROSS       ESTIMATED
                                                                  UNREALIZED   UNREALIZED       FAIR
                                                       COST          GAINS       LOSSES         VALUE
                                                   -------------  -----------  -----------  -------------
U.S. treasury securities and obligations of U.S.
 government agencies.............................  $   9,182,411   $  --        $ 242,151   $   8,940,260
U.S. government treasuries and agencies funds....     11,500,000      --          184,098      11,315,902
U.S. corporate bonds.............................        966,597      --           24,062         942,535
                                                   -------------  -----------  -----------  -------------
                                                   $  21,649,008   $  --        $ 450,311   $  21,198,697
                                                   -------------  -----------  -----------  -------------
                                                   -------------  -----------  -----------  -------------

    The gross realized loss on sales of available-for-sale securities totaled $744,000 for the year ended September 30, 1994. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity totaled $450,000 as of September 30, 1994.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

3.  SHORT-TERM INVESTMENTS (CONTINUED)
    The amortized cost and estimated fair value of debt and marketable equity securities at September 30, 1994 are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                                  ESTIMATED
                                                                     COST        FAIR VALUE
                                                                 -------------  -------------
Available-for-Sale:
  Due in one year or less......................................  $  16,620,000  $  16,378,522
  Due after one year through three years.......................        170,000        171,074
  Due after three years........................................      4,859,008      4,649,101
                                                                 -------------  -------------
                                                                 $  21,649,008  $  21,198,697
                                                                 -------------  -------------
                                                                 -------------  -------------

4.  INVESTMENT IN AND ADVANCES TO AFFILIATES
    Investment in and advances to the Company's nonconsolidated affiliates consisted of the following:

                                                                        SEPTEMBER 30,
                                                                ------------------------------
                                                                     1994            1993
                                                                --------------  --------------
Investment....................................................  $   12,605,395  $   13,170,362
Equity in loss -- cumulative..................................     (24,049,632)    (23,410,622)
Advances and other............................................      73,352,998      66,132,632
                                                                --------------  --------------
                                                                $   61,908,761  $   55,892,372
                                                                --------------  --------------
                                                                --------------  --------------

    The combined financial position of the nonconsolidated affiliates is as follows:

                                                                                  SEPTEMBER 30,
                                                                          ------------------------------
                                                                               1994            1993
                                                                          --------------  --------------
Current assets..........................................................  $    8,597,246  $    9,699,996
Investment in affiliated limited partnerships...........................      10,446,767       7,803,769
Property and equipment, net of accumulated depreciation.................      33,162,750      25,245,274
Other assets............................................................       4,079,497       3,607,741
                                                                          --------------  --------------
    Total assets........................................................  $   56,286,260  $   46,356,780
                                                                          --------------  --------------
                                                                          --------------  --------------

Due to CommNet Cellular Inc.............................................  $   11,981,737  $    4,835,411
Due to Cellular, Inc. Financial Corporation.............................      55,428,739      57,433,612
Other liabilities.......................................................      21,389,471      12,627,438
Minority interest.......................................................         859,823       1,788,098
Stockholders' deficit...................................................     (33,373,510)    (30,327,779)
                                                                          --------------  --------------
    Total liabilities and stockholders' deficit.........................  $   56,286,260  $   46,356,780
                                                                          --------------  --------------
                                                                          --------------  --------------

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

4.  INVESTMENT IN AND ADVANCES TO AFFILIATES (CONTINUED)
    Combined operations of these nonconsolidated affiliates are summarized as follows:

                                                                    YEAR ENDED SEPTEMBER 30,
                                                         ----------------------------------------------
                                                              1994            1993            1992
                                                         --------------  --------------  --------------
Revenues...............................................  $   42,160,218  $   27,121,816  $    9,093,887
Operating costs........................................     (50,519,584)    (36,205,918)    (23,902,180)
Minority interest......................................           7,333         324,259         951,514
Equity in income (loss) of affiliates..................         369,495        (660,397)     (2,681,979)
                                                         --------------  --------------  --------------
Net loss...............................................  $   (7,982,538) $   (9,420,240) $  (16,538,758)
                                                         --------------  --------------  --------------
                                                         --------------  --------------  --------------

    Interest income from affiliates on advances was $11,380,231, $9,542,484, and $9,543,783 for the years ended September 30, 1994, 1993 and 1992, respectively.

    Certain advances to affiliates bear interest at the prime rate of Norwest Bank (7.75% at September 30, 1994 and 6% at September 30, 1993) plus 2%. These advances to and receivables from affiliates are temporary. They are generally refinanced under loan agreements with the Company's financing subsidiary, Cellular, Inc. Financial Corporation ("CIFC"). Advances made under such loan agreements have a term of ten years with interest only payable until December 31, 1995. Principal and interest payments are payable thereafter, until December 31, 2000. These loans bear interest at 1% over CIFC's average cost of borrowing from nonaffiliated lenders. Such advances will be repaid from income derived from the operation of the cellular system or income derived from the affiliates' interest in the partnership providing cellular service.

5.  SECURED BANK FINANCING
    Secured bank financing consists of the following:

                                                                                  SEPTEMBER 30,
                                                                           ----------------------------
                                                                               1994           1993
                                                                           -------------  -------------
Secured bank financing due December 31, 2000, interest only payable quarterly through March 31, 1996, thereafter quarterly principal and interest payments payable through maturity..............................  $  47,516,124  $  35,295,597
Secured bank financing (MSA switch loans) due September 30, 1997;
 quarterly principal and interest payments payable through maturity......      2,476,577      3,238,600
Secured bank financing (RSA switch loans) due June 30, 1999; quarterly
 principal and interest payments payable through maturity................      1,546,530      1,855,836
                                                                           -------------  -------------
                                                                              51,539,231     40,390,033
Less current portion.....................................................     (1,090,870)    (1,071,330)
                                                                           -------------  -------------
    Totals...............................................................  $  50,448,361  $  39,318,703
                                                                           -------------  -------------
                                                                           -------------  -------------

    The bank credit agreements are between CIFC and CoBank. Under the terms of these agreements, CoBank has agreed to loan to CIFC a maximum of $130,000,000 to be reloaned by CIFC to affiliates of the Company for the construction, operation and expansion of cellular telephone systems. Interest is payable at either the Chase Manhattan Bank prime rate plus 1.00% for variable rate loans (8.75% at September 30, 1994) or LIBOR (London InterBank Offered Rate) plus 2.25% for fixed rate loans (5.767% at the six-month rate at September 30, 1994). CIFC continues to maintain fixed interest rates on $35.1 million of loans terminating in 1996 at interest rates of 10.8% and 10.9%. The loans are secured by a first lien on all assets of CIFC, as well as all assets of each of the affiliates to which loans are made by CIFC. CIFC's assets totaled

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

5.  SECURED BANK FINANCING (CONTINUED)
approximately $197,100,000  and $179,400,000  at September  30, 1994  and  1993,
respectively. In addition, the Company has guaranteed the obligations of CIFC to CoBank and has granted CoBank a first security interest in all of the assets of the Company as security for such guaranty. A commitment fee of .5% per annum is payable by CIFC to CoBank on the average daily unborrowed commitment.

    On September 8, 1993, CIFC paid down $57.1 million of its outstanding loans from CoBank. The loan repayment was funded by an advance from the Company, the proceeds of which were provided by the issuance of senior subordinated discount notes (see Note 6). As a result of this repayment, CIFC terminated all but one $2.5 million interest rate swap agreement previously entered into with CoBank, which resulted in an extraordinary charge of $2,992,000 in the fiscal year ended September 30, 1993. The remaining swap agreement was entered into on July 1, 1993 for a three-year period ending July 1, 1996. The swap agreement requires CIFC to pay a fixed rate of 7.01% over the term of the swap, and CoBank to pay a floating rate of prime (7.75% at September 30, 1994).

    The CoBank credit agreements prohibit the payment of cash dividends, prohibit any other senior borrowings, limit the use of borrowings, restrict expenditures for certain acquisitions and investments, require the maintenance of certain minimum levels of net worth, working capital, cash and operating cash flow and require the maintenance of certain liquidity, capitalization, debt, debt service and operating cash flow ratios. The requirements of the credit agreements were established in relation to the anticipated capital and financing needs of the Company's affiliates and their anticipated results of operations. The Company is currently in compliance with all covenants and anticipates it will continue to meet the requirements of the credit agreements. CoBank has sold participations in the credit agreements to two other financial institutions whose approval may be required for waivers or other amendments to the credit agreements requested by CIFC or the Company.

    Aggregate maturities of the secured bank financing for each of the next five years ending September 30 are as follows: 1995 -- $1,090,870; 1996 -- $4,819,063; 1997 -- $9,153,564; 1998 -- $9,419,608; 1999 -- $10,156,571; and
thereafter -- $16,899,555.

6.  CONVERTIBLE SUBORDINATED DEBENTURES AND SENIOR NOTES
    In August 1989, the Company completed a public offering of $74,750,000 aggregate principal amount of 6 3/4% Convertible Subordinated Debentures due 2009. The debentures are convertible at any time prior to maturity, unless previously redeemed or repurchased, into Common Stock of the Company at a conversion price of $27 5/8 per share, subject to adjustment under certain conditions.

    The 6 3/4% debentures are redeemable, in whole or in part, at any time, at the option of the Company at the redemption prices (together with accrued interest) of 106.75% if redeemed in 1989, decreasing to 100% of the principal amount in 1999. The debentures will also be redeemable through operation of a sinking fund at 100% of the principal amount thereof. Mandatory annual sinking fund payments, sufficient to retire 10% of the aggregate principal amount of the debentures issued, will be made on each July 15, commencing July 15, 2004. These payments are calculated to retire 50% of the issue prior to maturity. The debenture holders may require the Company to repurchase the debentures, in whole or in part, upon the occurrence of a change in control of the Company (as defined in the Indenture) prior to July 15, 1999. The debentures are unsecured and subordinated to all existing and future Senior Debt of the Company.

    In May 1990, the Company completed an offering of $40,000,000 in aggregate principal amount of 8% Convertible Subordinated Debentures due 2000. The 8% debentures were convertible at any time prior to maturity, unless previously redeemed or repurchased, into Common Stock of the Company at a conversion price of $14.95 per share, subject to adjustment under certain circumstances. On
September 8, 1993, the Company called all outstanding 8% debentures for redemption. As of September 30, 1993, $2,127,800 of the

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

6.  CONVERTIBLE SUBORDINATED DEBENTURES AND SENIOR NOTES (CONTINUED)
debentures had been converted into 142,329 shares of the Company's Common Stock. In October 1993, the remaining $37,812,200 of 8% debentures were converted into 2,529,194 shares of the Company's Common Stock, and the Company paid approximately $60,000 to the remaining holders of the debentures.

    In January 1993, the Company completed a private placement of $4,950,000 of 8.75% Convertible Senior Subordinated Notes Due 2001. The Notes are general unsecured obligations of the Company and are subordinate in right of payment to all Senior Debt of the Company. The Notes may be redeemed at the option of the Company at the redemption prices (together with accrued interest) of 105 15/32% if redeemed in 1996 decreasing to 101 3/32% of the principal amount in 2001. The Note holders may convert the Notes into shares of the Company's Common Stock at the price of $15.00 per share. Subsequent to year end, the majority holder of Notes exercised its right to demand registration, which is expected to occur during the second fiscal quarter of 1995.

    In September 1993, the Company completed an offering of $176,651,000 aggregate principal amount of 11 3/4% Senior Subordinated Discount Notes Due 2003. The Notes were issued at a substantial discount from their principal amount resulting in gross proceeds to the Company of approximately $100,000,000. After deducting offering costs, net proceeds were $96,739,604. The Notes are general unsecured obligations of the Company and are subordinate in right of payment to all Senior Debt of the Company.

    Commencing September 1, 1998, interest will accrue until maturity on the Notes at the rate of 11 3/4% per annum. Interest on the Discount Notes is payable semi-annually on March 1 and September 1, commencing March 1, 1999. The Discount Notes mature on September 1, 2003 and are redeemable, in whole at any time or in part from time to time, at the option of the Company at the redemption prices (together with accrued interest) of 105.87% if redeemed in 1998 decreasing to 101.46% of the principal amount in 2001. The Discount Note holders may require the Company to repurchase the Discount Notes, in whole or in part, in certain instances constituting a change of control of the Company.

    The  Company  has  reserved  the  appropriate  number  of  shares  for   any
conversions prior to maturity on the convertible debt issues.

7.  CAPITAL LEASES
    The Company leases assets, primarily computer equipment, under capital leases of $2,466,711 (less accumulated depreciation of $913,687) at September 30, 1994.

    Future minimum lease payments under capital leases at September 30, 1994 are as follows:

1995................................................................  $  655,450
1996................................................................     334,555
1997................................................................     285,979
1998................................................................     179,991
1999................................................................      --
                                                                      ----------
                                                                       1,455,975
Less amount representing interest and sales tax.....................      82,868
                                                                      ----------
                                                                       1,373,107
Obligation under capital leases due within one year.................     588,025
                                                                      ----------
                                                                      $  785,082
                                                                      ----------
                                                                      ----------

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

8.  COMMITMENTS
    The Company leases office space and equipment under agreements which provide for rental payments based on lapse of time. Rent expense was $1,366,169, $1,135,849 and $1,172,115 for the years ended September 30, 1994, 1993 and 1992, respectively.

    The aggregate annual rental commitment as of September 30, 1994 is as follows:

1995...............................................................  $ 1,694,418
1996...............................................................    1,163,884
1997...............................................................      826,727
1998...............................................................      753,762
1999...............................................................      410,417
Future years.......................................................    1,738,899
                                                                     -----------
                                                                     $ 6,588,107
                                                                     -----------
                                                                     -----------

    On May 15, 1989, the Company adopted a retirement savings plan (pursuant to Section 401(k) under the Internal Revenue Code) providing for a deferred compensation and Company matching provision. Under the plan, eligible employees are permitted to contribute up to 15% of gross compensation into the retirement plan and the Company will match at the minimum 25% of each employee's contribution up to 3% of the employee's eligible compensation. The expense under the retirement savings plan was approximately $77,871, $55,920 and $52,480 for the years ended September 30, 1994, 1993 and 1992, respectively.

9.  INCOME TAXES
    As permitted under SFAS No. 109, prior years' financial statements have not been restated. The adoption of SFAS No. 109 as of October 1, 1993 had no cumulative effect on net loss, and has no effect on operating loss and net loss for the year ended September 30, 1994.

    At September 30, 1994, the Company had cumulative net operating loss carryforwards of $54,725,000 for income tax purposes. If not offset against taxable income, the tax loss carryforwards will expire between 2001 and 2009. Prior net operating losses have been restated to reflect the impact of entities consolidated in 1994 that incurred NOLs prior to becoming part of the consolidated reporting group. The Company has no liability for regular tax expense due to tax net operating losses.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

9.  INCOME TAXES (CONTINUED)
September 30, 1994 and 1993, the Company's net deferred tax asset has been fully reserved with a valuation allowance. Significant components of the Company's deferred tax assets and liabilities as of September 30, 1994 are as follows:

Deferred tax assets:
  Equity method investments............................................  $ 2,953,000
  Intangible asset differences.........................................    8,621,000
  Inventory adjustments................................................      456,000
  Accrued liabilities..................................................      700,000
  Interest expense on zero coupon bonds................................    4,932,000
  Other -- net.........................................................      537,000
  Net operating loss carryforwards.....................................   20,796,000
                                                                         -----------
    Total deferred tax assets..........................................   38,995,000
                                                                         -----------
Deferred tax liabilities:
  Difference in license costs..........................................   21,573,000
  Fixed asset differences..............................................    3,599,000
                                                                         -----------
    Total deferred tax liabilities.....................................   25,172,000
                                                                         -----------
  Net deferred tax asset...............................................   13,823,000
  Valuation allowance..................................................  (13,823,000)
                                                                         -----------
Net deferred taxes.....................................................  $   --
                                                                         -----------
                                                                         -----------

10. COMMON STOCK OPTIONS
    In 1987, the Company adopted a Key Employees' Nonqualified Stock Option Plan whereby employees may be granted options to purchase up to 500,000 shares of the Company's Common Stock. All outstanding options were granted at an exercise price which represented at least 100% of the quoted market value of the Company's Common Stock at the date of grant and were exercisable for a period of five years from the date of grant. In November 1992, the Company terminated the Key Employees' Nonqualified Stock Option Plan as to future grants.

    The Company adopted an Omnibus Stock and Incentive Plan, effective November 1, 1991, pursuant to which 500,000 shares of the Company's Common Stock are reserved for issuance pursuant to Options, Stock Appreciation Rights, Stock Bonuses or Phantom Stock Rights. In February 1993, the Company's shareholders approved an increase of an additional 500,000 shares of the Company's Common Stock to be reserved for issuance pursuant to the Omnibus Stock and Incentive Plan plus 1% of the number of shares outstanding at the end of each fiscal year.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

10. COMMON STOCK OPTIONS (CONTINUED)
    An analysis of options related to the Company's benefit plans is as follows:

                                                      KEY EMPLOYEES'  OMNIBUS STOCK
                                                      NONQUAL. STOCK  AND INCENTIVE    EXERCISE PRICE
                                                       OPTION PLAN         PLAN             RANGE
                                                      --------------  --------------  -----------------
Outstanding options at September 30, 1992...........       133,500         216,500      $ 7.00 - $26.00
Granted.............................................        --             296,000      $13.00 - $14.88
Forfeitures.........................................       (24,000)       (188,000)
Exercised...........................................       (10,000)         --                   $ 8.50
                                                           -------    --------------
Outstanding options at September 30, 1993...........        99,500         324,500      $ 7.00 - $26.00
Granted.............................................        --             261,000      $19.50 - $19.63
Forfeitures.........................................        (2,500)        (28,875)
Exercised...........................................        (8,000)        (12,000)     $ 8.50 - $15.75
                                                           -------    --------------
Outstanding options at September 30, 1994...........        89,000         544,625      $ 7.00 - $26.00
                                                           -------    --------------
Options available for grant at September 30, 1994...        --             615,217
                                                           -------    --------------
Options exercisable at September 30, 1994...........        67,625         110,500
                                                           -------    --------------
                                                           -------    --------------

    Subsequent to September 30, 1994, the Company granted 689,000 options to officers and employees of the Company at an exercise price of $25.625 pursuant to the Company's Omnibus Stock and Incentive Plan. Contemporaneously, the Board of Directors authorized 750,000 additional shares for grant pursuant to the Omnibus Stock and Incentive Plan, subject to approval by the shareholders at the 1994 Annual Meeting to be held February 28, 1995.

    In July 1993, the Company granted options to purchase 152,500 shares of Common Stock to two former officers at exercise prices ranging from $7.00 to $15.75. As a result, the Company recognized compensation expense of approximately $370,000. The options become exercisable at various intervals through November 1995 and expire on June 30, 1996. During the fiscal years ended September 30, 1994 and 1993, options to purchase 101,250 and 25,000 shares were exercised, respectively. As of September 30, 1994, none of the options were exercisable. Subsequent to year end, 7,500 of the options were exercised.

11. EMPLOYEE STOCK OWNERSHIP PLAN
    On October 1, 1988, the Company adopted an Employee Stock Ownership Plan ("ESOP"). The cost of the ESOP is borne by the Company through annual contributions to a Trustee in amounts determined by the Board of Directors. Employees are eligible to participate in the ESOP after one year of service. Shares of Common Stock acquired by the ESOP are to be allocated to each employee and held until the employee's retirement or death. The employee can also choose early partial withdrawal under certain circumstances. Each employee's account vests ratably over a period of five years. Contributions totaling approximately $478,000 (20,953 shares), $297,000 (17,232 shares) and $264,000 (21,798 shares)
were made to the ESOP for the years ended September 30, 1994, 1993 and 1992, respectively. Shares are deemed issued for accounting purposes in the year that ESOP contributions expense is recognized.

12. STOCKHOLDERS' EQUITY
    In December 1990, the Board of Directors declared a dividend distribution of one right (a "Right") attached to each outstanding share of the Company's Common Stock at any point in time. Each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, at a price of $45 per one one-hundredth of a share, subject to adjustment (the "Purchase Price").

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

12. STOCKHOLDERS' EQUITY (CONTINUED)
    The Rights will detach from the Common Stock and a "Distribution Date" will occur upon the earliest of (i) ten days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of the Company's Common Stock (the "Stock Acquisition Date"), (ii) ten business days following commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the Company's Common Stock, or (iii) ten business days after the Board of Directors have made a determination that someone has become the beneficial owner of a substantial amount of the Company's Common Stock and that such ownership is adverse to the Company's interest. Should these events occur, each holder of a Right will thereafter have the right to receive, upon exercise, the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Similarly, in the event that at any time following a Stock Acquisition Date, the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or 50% or more of its assets, cash flow or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, Common Stock of the acquiring entity having a value equal to two times the Purchase Price. Under certain circumstances, any Rights that are owned by the acquiring person or the adverse person will be null and void.

    In general, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time until ten days following the acquisition by a person or group of 20% or more of the Company's outstanding Common Stock or the declaration by the Board of Directors that a person is an adverse person. The Rights will expire on December 24, 2000, unless earlier redeemed.

    In February 1992, the Company completed a public offering of 2,875,000 shares of Common Stock at $13.75 per share for aggregate proceeds of $39,531,000. The Company incurred $2,272,000 in underwriting discounts and commissions, and $656,000 in other costs associated with this offering.

13. SUBSEQUENT EVENTS
    Subsequent to September 30, 1994, the Company acquired an additional interest in an affiliated corporation for $1,600,000 in cash. Pursuant to the terms of a shareholder's agreement, the Company has offered to (i) sell the interest to the other shareholders on a pro rata basis and (ii) buy the interests of such shareholders at the same price per share.

14. FAIR VALUES OF FINANCIAL INSTRUMENTS
    SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    ADVANCES TO AFFILIATES: The fair value of advances to and receivables from affiliates are estimated using discounted cash flow analyses, based on the Company's borrowing rate at September 30, 1994, plus 1%.

    LONG AND SHORT-TERM DEBT: The carrying amounts of the Company's variable rate borrowings under its credit agreements approximate their fair value. The fair value of the Company's fixed rate debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates. Other long-term debt is valued based on quoted market prices.

                             COMMNET CELLULAR INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
          (INFORMATION SUBSEQUENT TO SEPTEMBER 30, 1994 IS UNAUDITED)

14. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying amounts and fair values of the Company's financial instruments at September 30, 1994 are as follows:

                                                                         CARRYING AMOUNT    FAIR VALUE
                                                                         ----------------  -------------
Advances to affiliates.................................................   $   73,352,998   $  57,589,914
Secured bank financing:
  Variable rate loans..................................................        6,520,244       6,520,244
  Fixed rate loans.....................................................       45,018,987      40,460,098
11 3/4% senior discount notes..........................................      112,979,725      73,436,821
Convertible subordinated debentures....................................       79,700,000      75,962,500

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
    Quarterly financial data and per share data are presented below:

                                                FIRST         SECOND                        FOURTH
QUARTERLY FINANCIAL DATA                       QUARTER        QUARTER     THIRD QUARTER     QUARTER
- ------------------------------------------  -------------  -------------  -------------  -------------
1993
  Revenues................................  $   6,074,174  $   6,378,024  $   9,674,191  $  11,562,922
  Operating loss..........................     (3,681,022)    (5,620,661)    (4,493,216)    (1,635,634)
  Loss before extraordinary charge........     (7,180,130)    (5,268,089)    (6,635,441)      (590,879)
  Net loss................................     (7,180,130)    (5,268,089)    (6,635,441)    (3,582,552)
  Loss per share:
    Loss before extraordinary charge......          (0.86)         (0.62)         (0.77)         (0.07)
    Net loss..............................          (0.86)         (0.62)         (0.77)         (0.41)

1994
  Revenues................................  $  12,770,278  $  13,685,245  $  15,305,934  $  19,598,594
  Operating loss..........................     (1,721,297)    (3,388,686)      (530,441)       (28,911)
  Net loss................................     (4,713,227)    (4,570,536)    (2,966,006)    (4,501,383)
  Net loss per share......................          (0.42)         (0.39)         (0.25)         (0.39)

    The Company capitalized $648,000 and $985,000 of corporate costs and expenses related to construction projects in process at September 30, 1994 and 1993, respectively. In addition, as described in Note 5, CIFC terminated all but $2.5 million of interest rate swap agreements previously entered into with CoBank, which resulted in an extraordinary charge of $2,992,000 in the fourth fiscal quarter of 1993.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR A SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Incorporation of Certain Information by
 Reference.....................................          2
Certain Definitions............................          2
Prospectus Summary.............................          3
Risk Factors...................................         12
Use of Proceeds................................         15
Capitalization.................................         17
Selected Consolidated Financial Data...........         18
Selected Combined and Proportionate Operating
 Results of Cellular Licensees.................         20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................         22
Business.......................................         32
Management.....................................         48
Description of Certain Indebtedness............         50
Description of the Notes.......................         51
Underwriting...................................         67
Legal Matters..................................         67
Experts........................................         67
Additional Information.........................         68

                                  $

                                      LOGO

                               % SUBORDINATED NOTES
                                    DUE 2005

                              -------------------

                               P R O S P E C T U S

                              -------------------

                              MERRILL LYNCH & CO.
                               SMITH BARNEY INC.

                                           , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an estimate of the approximate amount of the fees and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereby.

                                                                  AMOUNT PAYABLE
ITEM                                                                BY COMPANY
- ----------------------------------------------------------------  --------------
S.E.C. Registration Fee.........................................  $     27,586.20
N.A.S.D. Filing Fee.............................................         8,500
State Securities Law (Blue Sky) Fees and Expenses...............       *
Printing and Engraving..........................................       *
Legal Fees......................................................       *
Accounting Fees and Expenses....................................       *
Trustee's Fees and Expenses.....................................       *
Miscellaneous Expenses..........................................       *
                                                                  --------------
    Total.......................................................  $    *
                                                                  --------------
                                                                  --------------

- ------------------------
*To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article IX of the Company's Amended and First Restated Articles of Incorporation provides in part:

        A. The Corporation shall, to the fullest extent permitted by applicable law, (i) indemnify, and (ii) advance litigation expenses prior to the final disposition of an action, to any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation or served any other enterprise as a director or officer at the request of the Corporation and such rights of indemnification and to advancement of litigation expenses shall also be applicable to the heirs, executors, administrators and legal representatives of such director or officer.

        B. The foregoing provisions of Article IX shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at any time while this Article IX is in effect, and any repeal or modification hereof shall not affect the rights or obligations then or therefore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such stated facts.

        C. The foregoing rights to indemnification and to advancement of litigation expenses shall not be deemed exclusive of any other rights to which a director or officer or his or her legal representatives may be entitled apart from the provisions of this Article IX.

ITEM 16.  EXHIBITS.

 EXHIBIT NO.
- -------------
       *1.1    Form of Purchase Agreement.
        4.1    Form of Indenture between the Registrant and American Bank National Association, as Trustee, relating
               to the Registrant's     % Subordinated Notes due 2005.
        4.2    Specimen Certificate for the Registrant's   % Subordinated Notes due 2005 (included in Exhibit 4.1).
       *5.1    Opinion of Latham & Watkins regarding the legality of the Registrant's     % Subordinated Notes due
               2005.
       12.1    Statement regarding computation of ratio of earnings to fixed charges.
       23.1    Consent of Independent Auditors.
      *23.2    Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1).
       24.1    Powers of Attorney (see page II-4).
       25.1    Statement of eligibility on Form T-1 of American Bank National Association, as Trustee under the
               Indenture relating to the Registrant's     % Subordinated Notes due 2005.

- ------------------------
*To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

        (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
    Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provision described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on June 20, 1995.

                                          CommNet Cellular Inc.
                                          /s/  ARNOLD C. POHS
                                          --------------------------------------
                                          By: Arnold C. Pohs
                                             CHAIRMAN OF THE BOARD,
                                             PRESIDENT AND CHIEF EXECUTIVE
                                          OFFICER

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel P. Dwyer and Amy M. Shapiro, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he might or could in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                                              Chairman of the Board,
             /s/ ARNOLD C. POHS                President and Chief Executive      June 20,
- -------------------------------------------    Officer (Principal Executive         1995
               Arnold C. Pohs                  Officer)

                                              Executive Vice President,
            /s/ DANIEL P. DWYER                Treasurer, Chief Financial         June 20,
- -------------------------------------------    Officer and Director (Principal      1995
              Daniel P. Dwyer                  Financial Officer)

           /s/ ANDREW J. GARDNER              Senior Vice President and
- -------------------------------------------    Controller (Principal              June 20,
             Andrew J. Gardner                 Accounting Officer)                  1995

           /s/ JOHN E. HAYES, JR.
- -------------------------------------------   Director                            June 15,
             John E. Hayes, Jr.                                                     1995

            /s/ ROBERT J. PADEN
- -------------------------------------------   Director                            June 20,
              Robert J. Paden                                                       1995

            /s/ DAVID E. SIMMONS
- -------------------------------------------   Director                            June 20,
              David E. Simmons                                                      1995

                                    ANNEX A

    The map on the inside front cover displays the geographic coverage of the Company's managed markets as of June 1, 1995 and the proposed geographic coverage of the Company's managed markets as of August 31, 1995.

    The Company's managed markets are located in the states of Idaho, Montana, Wyoming, Utah, Colorado, North Dakota, South Dakota and Iowa.

                               INDEX TO EXHIBITS

ITEM 16.  EXHIBITS.

 EXHIBIT NO.
- -------------
       *1.1    Form of Purchase Agreement.
        4.1    Form of Indenture between the Registrant and American Bank National Association, as Trustee, relating
               to the Registrant's     % Subordinated Notes due 2005.
        4.2    Specimen Certificate for the Registrant's   % Subordinated Notes due 2005 (included in Exhibit 4.1).
       *5.1    Opinion of Latham & Watkins regarding the legality of the Registrant's     % Subordinated Notes due
               2005.
       12.1    Statement regarding computation of ratio of earnings to fixed charges.
       23.1    Consent of Independent Auditors.
      *23.2    Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1).
       24.1    Powers of Attorney (see page II-4).
       25.1    Statement of eligibility on Form T-1 of American Bank National Association, as Trustee under the
               Indenture relating to the Registrant's     % Subordinated Notes due 2005.

- ------------------------
*To be filed by amendment.